4/18



05007286

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ANG PLC

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
APR 25 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34758 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/18/05



ARLS
12-31-04

## HHG PLC

## Full Annual Financial Report and Accounts

31 March 2005

HHG's Full Annual Financial Report and Accounts for the year ended 31 December 2004 is attached.

**For further information**

www.hhg.com or

**Investor enquiries**

| | |
|---|---|
| Investor Relations | +44 20 7818 5310<br>investor.relations@hhg.com |

**Media enquiries**

| | |
|---|---|
| United Kingdom – Finsbury | |
| Roland Rudd / Julius Duncan | +44 20 7251 3801 |
| Australia – Cannings | |
| Graham Canning | +61 2 9252 0622 |

HHG PLC
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836



# HHG PLC

## Full Annual Financial Report and Accounts

For the year ended 31 December 2004

www.hhg.com



# Profit turnaround from a loss of £864million in 2003 to profit before tax* of £41million in 2004.

* Profit before tax represents the profit before tax for the year attributable to shareholders of HHG PLC (the Company).

## HHG PLC

Company Registration Number:
2072534

**Henderson Global Investors – strong performance**
**Operating profit up 63%**
**Cost to income ratio improved to 79%**
**Assets under management of £69.1billion**

**Life Services – improved value**
**Embedded value up 27%**
**Costs down 30%**
**Operating profit up 6%**

**Realising shareholder value**
**Share price up 49%**
**Market capitalisation up 64%**

**Contents**



**Accounts**

**HHG Share Price**

CDI v ASX 100



Closing HHG CDI price (A$)
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
Jan 04
Dec 04


— CDIs on Australian Stock Exchange
Rebased ASX 100

**HHG Share Price**

Ordinary Shares v FTSE 250



0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
Jan 04
Dec 04


— Shares on London Stock Exchange
Rebased FTSE 250

Operating Profit
before tax and other items (£m)



32
52
81
86
(12)
(11)
98
107
Corporate
HHG
2004
2003


## During 2004, we made good progress against our business objectives, including solid improvements in operating profit and efficiency.

## We further strengthened our financial position and created shareholder value by restructuring the Group and through the turnaround in, and the proposed sale of, the Life Services business.

**We took action to improve the capital position and operational structure of the Group. We exited non-core or non-performing businesses through the divestiture of our investment in Virgin Money and the closure of Towry Law International.**

**We improved the regulatory capital position, increased provisions against risks across the business and reduced costs where we could. In addition, we simplified the Group by buying out the remaining holding in HHG Invest plc from Pearl and in the second half we entered into an agreement to sell the Life Services business and put forward proposals to return the majority of proceeds to shareholders.**

**All of these actions have helped to create a stronger, more streamlined Group and ensures we are well placed for the future.**



The Board is committed to creating shareholder value. We believe the Group is well placed for the future and will, over time, deliver the right returns to shareholders.

**Rupert Pennant-Rea**, Chairman, HHG

# Chairman's Statement

**A significant year**
I am pleased to report to you as your new Chairman after what has been a challenging and rewarding year for HHG. In 2004, our first 12 months as a listed group, we built a strong independent Group and produced significantly better financial results. The improvement in the businesses has culminated in the proposed sale of the Life Services business, which was overwhelmingly approved at our recent Extraordinary General Meeting. This step has strategic as well as financial significance, and has realised encouraging value for shareholders.

**Financial results and Group structure**
For the year to 31 December 2004, HHG made a profit before tax of £41 million (compared with a loss of £864 million in 2003). This improvement was due to good growth in profits at Henderson Global Investors and a turnaround in Life Services. Henderson Global Investors' performance reflects the recovery in equity markets and a shift to higher margin business. In Life Services we improved efficiency, embedded value and capital strength – essential steps to increasing the value of this business.

During the year, we simplified the Group structure. The proceeds from an additional placing of ordinary shares enabled us to acquire full ownership of Henderson Global Investors by purchasing the remaining interest of HHG Invest plc from Pearl. We also sold our 50% equity interest in Virgin Money Group Limited in April 2004, and, taking account of difficult market conditions and following a strategic review, we closed the operations of Towry Law International to new business.

**Sale of the Life Services business and return of capital to shareholders**
When HHG listed in December 2003, the Board said that a key part of HHG's strategy was to maximise shareholder value from the closed life insurance books. The proposed sale of the Life Services business accelerates the release of capital and also removes exposure to the UK life insurance sector and its associated regulatory, solvency, mortality and surrender risks. The Life Services management and staff have done an excellent job of creating value for shareholders while maintaining the quality of service they provide for policyholders.

Once we receive the cash from the sale of the Life Services business, we intend to return approximately £885 million directly to shareholders in a two-stage process that will reduce issued share capital. The first step involves a pro-rata cancellation of 52 out of every 100 shares held, at a price of 55 pence per share. The remaining organisation will be considerably smaller, and could not sensibly afford to service 875,000 shareholders. So, as a second step, we will cancel smaller holdings in return for a cash payment. This will reduce the number of shareholders to around 150,000.

**Looking ahead**
Following the expected completion of the sale of the Life Services business, HHG will be renamed Henderson Group plc and its stock ticker code will be changed from HHG to HGI. The Henderson Group will consist of the asset management business of Henderson Global Investors and the smaller financial advisory business of Towry Law. Our central goal is to develop Henderson Global Investors as a leading pan-European investment manager.

**Corporate Responsibility Policy**
During the year, HHG developed its Corporate Responsibility Policy (outlined on page 16). This sets out the Group's commitment to responsible business conduct with all stakeholders.

**The Board**
Last year, the Board undertook an evaluation of its own performance to assess its effectiveness and to ensure we have the right blend of experience and skills. The Board is responsible for securing the interests of shareholders, and we need to be sure we are doing that.

During 2004, four new Directors were appointed: John Roques (January 2004), Duncan Ferguson (July 2004), Gerry Aherne and myself (October 2004). Biographies of all the Directors are on pages 12 and 13.

Departures included the two AMP Limited Directors appointed as part of the Demerger, Andrew Mohl, who resigned in February 2004 and Pat Handley in May. Peter Costain, who served the Group for just over 10 years, retired from the Board in February 2005. I thank them all for their support and advice.

The most significant change on the Board was the retirement in February 2005 of Sir Malcolm Bates as HHG's Chairman. He steered the Board through every phase of the Group's evolution to where it now is. The Board and the Group will miss his wealth of experience and constant guidance.

There will be two more changes in the near future. Sir William Wells will retire at the 2005 Annual General Meeting. Ian Laughlin will be staying with the Life Services business, so will retire from the Board when the sale is completed.

From June 2005, the Board will then consist of two Executive Directors and five Non-Executive Directors. This should be the right size and balance for the smaller business, and is in line with the UK's Combined Code and the ASX Corporate Governance Council's Principles of Good Corporate Governance.

The Board operates under formal corporate governance codes, principles and processes. These are described in detail on pages 17 to 20.

**Dividends**
Your Board knows that shareholders value dividends and we want to provide these in the next year. We aim to ensure that the Henderson Group can sustain a flow of dividends into the future. Assuming the sale of the Life Services business goes through, we expect to pay a final 2005 dividend in early 2006.

**Shareholders**
Henderson Group will continue to be listed on both the London and Australian Stock Exchanges, and is expected to remain in the FTSE 250 and ASX 200 indices.

In February 2005, 65% of HHG shares were held by investors in Australasia (including the 10% held by AMP as part of the Demerger and some 25% held by retail shareholders). Approximately 30% were held by investors in Europe and the remainder was split across the rest of the world.

Let me end by thanking all employees for their hard work, and particularly for not being distracted during a year of many changes. I would also like to thank all shareholders for their support and encouragement during our first year on the public market.



The Group has a solid platform on which to build further value for shareholders – we look forward to the future with confidence.

**Roger Yates**, Chief Executive, HHG

## Chief Executive's Statement

2004 was the first full year for the Group after its Demerger from AMP and it is satisfying to report a much improved set of results, as well as a simplification of the Group structure. The Chairman's Statement covers the initiatives which we undertook to streamline the Group.

As regards the underlying performance of the businesses, operating profit before tax, exceptionals and other items rose by just over 9% in 2004 to £107 million. This reflected solid performances in both Henderson Global Investors and Life Services, where profits increased by 63% and 6% respectively.

The rise in Henderson Global Investors' operating profit from £32 million in 2003 to £52 million in 2004 was driven by a recovery in equity markets and by improving fee margins. In addition, growth in revenue ensured a significant drop in the cost to income ratio from 84% in 2003 to 79% in 2004. Assets under management remained relatively stable year-on-year at £69.1 billion in 2004, down slightly from £70.6 billion in 2003, as the expected outflows from the closed life books and institutional funds were partly offset by market growth and inflows elsewhere in the business.

Life Services produced a stable operating profit of £86 million, up 6% on 2003. The first half of 2004 was impacted negatively by a necessary adjustment to the annuitant mortality assumptions which was mitigated to some extent by the release of prudential margins. The Service Company turned an £8 million loss in 2003 into an £8 million profit in 2004 as a result of significant cost reduction initiatives which ensured the cost base fell below £120 million. In relation to our Other Businesses, we exited non-core or non-performing businesses during the period, completing the sales of AMPLE and our 50% equity holding in Virgin Money Group Limited and announcing the closure of Towry Law International. Towry Law UK remains within the Group and open to new business. It reported a breakeven position in 2004.

During the year, Corporate costs were tightly managed, although the overall level increased as a result of the establishment of additional provisions – the majority of which related to Towry Law International. Corporate costs should return to the levels experienced in the first half of 2004. However, from mid-way through 2005, the Group should also start to benefit from the anticipated £4 million annual saving on shareholder servicing costs.

**Strategy**

When the sale of the Life Services business completes, the new company, Henderson Group plc, will be a simpler organisation comprising Henderson Global Investors and the much smaller financial advisory business, Towry Law. The strategic focus of the Henderson Group will be asset management.

Our objective is to build Henderson Global Investors into a more profitable and more valuable business. This will be based on both our core equities and fixed income capabilities and our range of alternative products such as property, private capital and hedge funds. In particular, we intend to continue to improve margins measured by revenues as a percentage of funds under management by continuing to reorient the business to higher margin areas such as UK and European mutual funds and the alternative products referred to above. This was demonstrated in 2004 by the rise in total margins on average assets under management to 34 basis points (bps) (2003: 28 bps).

In addition, we remain committed to improving Henderson Global Investors' expense ratio to a target of 75% over the medium term. We expect that this will be achieved principally by revenue growth as opposed to cost cutting – in fact, costs could increase in 2005 as we continue important investment in people and infrastructure. The principal financial measures of success will be the trends in revenues, margins and profits, rather than the growth in assets under management. Given the likely outflows of assets in Life Services (which we will continue to manage under revised investment management agreements) and from the institutional area, it is possible that assets under management could fall while profits rise, as was the case in 2004.

Ultimately, a good financial outcome for Henderson Global Investors must be based upon delivering successful results to its clients. Investment performance remains the lifeblood of any fund management business. We have recently completed a reorganisation of our investment operations to ensure that we deliver on that score. Clearly, longer term investment success will depend on our ability to retain talented investment managers at a time when demand for and rewards to them have never been greater.

As regards Towry Law in the UK, our plan is to develop it as a standalone business. The first task is to generate acceptable margins on revenues and the management of Towry Law has worked hard on cost reduction in 2004 to create a platform for a better business unit result in 2005.

**People**

As I stated in the 2003 Annual Report, I see great benefit in building share ownership amongst employees. This allows us to align employee interests with those of shareholders. We introduced a number of share incentive schemes, of which more detail is provided on pages 71 to 73. We expect to introduce further share incentive schemes in 2005 which we hope will encourage the delivery of real outperformance.

**Outlook**

The Group has a solid platform on which to build further value for shareholders. Fund management is a growth business with potential for good margins and good returns on capital. The medium and long-term prospects for the business are good and we look forward to the future with confidence.

**Henderson Global Investors – Assets Under Management (AUM)**

AUM 31 Dec 2004 by line of business



Retail open end £7.0bn 10%
Retail closed end £3.5bn 5%
Subadvisory £6.7bn 10%
Institutional £25.0bn 36%
Life Services funds £26.9bn 39%[1]


Note 1. This does not include £1.2bn of Life Services assets which are invested into Henderson retail products.

AUM 31 Dec 2004 by asset class



Equities 40%
Fixed income 51%
Alternative 9% (includes property and private capital)


# Operational and Financial Review

## Henderson Global Investors

Henderson Global Investors is a pan-European investment manager and manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property.

### Business strategy

Henderson Global Investors' objective is to build a scaleable, profitable, active investment management business, based on its core equity and fixed interest investment capabilities and emerging alternative products.

To achieve this, Henderson Global Investors will:

- deliver saleable investment performance;
- develop a sustainable entrepreneurial culture to attract and retain the best people;
- leverage market ideas to support a "fast-follower" strategy in core products and a leading edge position in specialist products;
- improve net margin by better co-ordinating marketing, distribution and client servicing activities; and
- deliver a 75% cost to income ratio over the medium term.

### Strong 2004 result – 63% up on 2003

The improvement in Henderson Global Investors' result in 2004 (operating profit before tax of £52 million, up 63% from the previous year) reflects the recovery in equity markets from their low in early 2003 and management focus on improving fee margins. Total fee income of £234 million was 21% up on 2003 as a result of stronger investment markets as well as a change and improvement in product mix towards higher margin business.

Focused expenditure, alongside improved revenues, ensured a further reduction in the cost to income ratio to 79% in 2004, well below the 84% cost to income ratio for the full year 2003.

Operating expenses grew 18% to £185 million in 2004 as control over business-as-usual costs was offset by an expected increase of investment in people and infrastructure. The majority of this increase related to variable costs such as incentivisation attached to improved operational performance and charges for pension contributions.

Henderson Global Investors won 19 investment performance awards in 2004. These awards span a range of products, from long equities to hedge funds and property and include six Standard & Poor's first place awards. In addition, Henderson Global Investors won several awards for marketing excellence and property development during the year.

In the second half of 2004, management reorganised investment operations and this included adding two new positions to Henderson Global Investors' senior management team (the Head of Fixed Income and the Head of Equities). In addition, restructuring steps have been taken to revitalise the UK distribution business to ensure we are in a position to regain market share and deliver consistent investment performance in all areas, although it will take time for this to flow through.

Henderson Global Investors is refreshing its retail product range and optimising its access to wholesale channels in the UK. Servicing institutional clients remains a priority both to minimise outflows and target specialist mandates to replace the margins from outflows in traditional balanced mandates. Outside of the UK, Henderson Global Investors continues to successfully nurture relationships with external distributors, such as MM Warburg & Co. in Germany and Banca Popolare di Lodi (BPL), a 1,000 branch bank in Italy.

**Henderson Global Investors**

Cost to income ratio



85
83
81
79
77
75
%
FY03
HY04
FY04


Revenue margins over AUM



40
35
30
25
20
bps
FY03
HY04
FY04


**Life Services**

Embedded value



1.50
1.40
1.30
1.20
1.10
1.00
£bn
FY03
HY04
FY04


Cost base



250
200
150
100
50
0
£m
FY02
FY03
FY04


Total assets under management (AUM) rose in the second half of 2004 from £68.4 billion at 30 June to £69.1 billion by year end. This was slightly below the level for 2003 despite the expected net outflows in external funds and Life Services' funds. Positive market movements and net external fund inflows into higher margin products were the offsetting positives. As part of the agreement to sell the Life Services business, Henderson Global Investors will continue to manage the Life Services' life funds under revised investment management agreements on a ten year term.

**Outlook**

Henderson Global Investors is a well diversified business and management's objective is to build the operation into a more profitable and valuable business. We plan to improve the total margin, measured by revenue as a percentage of AUM, by continuing to orient the business to higher margin products. In addition, management is focused on improving the cost to income ratio to a target of 75% over the medium term by growing revenue. While investment markets are still likely to present some challenges, the Group has a strong foundation for sustained growth and profitability from the asset management operations of Henderson Global Investors.

## Life Services

Life Services comprises the life insurance and pension books of Pearl, National Provident Life, NPI Limited and London Life. Life Services has approximately 4.6 million policies in force and £28 billion of assets under management across annuities, pensions, savings, investment products, industrial branch business and protection policies – all of which are closed to new business.

**Stable 2004 result – 6% up on 2003**

Life Services produced a relatively stable operational profit year-on-year of £86 million in 2004 compared to £81 million in 2003. However, the second half 2004 profit (£54 million) was significantly above the first half of 2004 (£32 million) which was adversely impacted by strengthening of annuitant mortality assumptions for NPLL and NPIL related business in that period.

During 2004, the Service Company reduced its cost base ahead of lower levels of income, enabling it to deliver an £8 million profit compared to an £8 million loss in 2003.

Life Services continues to receive general insurance profits from the release of margins in technical provisions supporting the run-off of that business. In particular, profits rose due to significant commutations in the second half of 2004 and as a result of the ongoing arrangement with Churchill, which manufactures products under the Pearl brand.

Shareholder interests increased to £14 million in the year compared to a loss of £12 million for 2003. This result largely reflected the benefit of additional capital attributed to the business unit following the sale of Pearl's remaining interest in HHG Invest plc and the sale of the Group's equity interest in Virgin Money Group Limited in the first half of 2004.

The rise in embedded value for the Life Services business during 2004 to £1.46 billion at 31 December included the positive impact of additional capital attributed to the business unit, improved investment return and earnings from the in force book of business offset by the adverse impact of strengthening the annuitant mortality basis.

# Operational and Financial Review

## Divestments and exits

### Virgin Money Group Limited

In April 2004, the Group completed the sale of its 50% equity interest in Virgin Money Group Limited, resulting in a non-operating exceptional profit of £18 million. In the period to disposal, the Group's share of Virgin Money Group Limited profit was £1 million.

### Towry Law International

On 27 May 2004, the Group announced, following a strategic review and in light of difficult market conditions, that it would close the operations of Towry Law International to new business resulting in a non-operating exceptional loss of £8 million, for which provision was made in 2004. As part of a recent review to ensure an orderly exit with no adverse impact on the Group going forward, management made additional provisions for 2004 in respect of Towry Law International legacy issues.

### Sale of Life Services business

On 9 December 2004, HHG entered into an agreement to sell the Life Services business to Life Company Investor Group Limited. The 2004 accounts have recognised a £47 million non-operating exceptional loss comprising the impairment of the Life Services business intangible assets of £39 million and committed transaction costs at 31 December 2004 of £8 million.

## Towry Law UK

The closure of Towry Law International has no impact on the operations of Towry Law in the UK, which reported a breakeven position for 2004. The management of Towry Law UK has worked hard on cost reduction during 2004, to create a platform for a better business unit financial result in 2005 – though this is not likely to be material in the context of the overall Group financial results.

## Corporate

The Group has a small corporate office which oversees the strategic direction of business. The corporate office undertakes the functions of secretariat, finance and treasury, strategy, investor relations, human resources, legal and regulatory affairs. The Group continues to make inroads in streamlining corporate expenditure. Total costs, however, rose to £31 million in 2004 (£12 million in 2003) as a result of increased provisioning – predominantly in relation to Towry Law International.

Following the proposed sale of the Life Services business and reduction in HHG's investor base, costs associated with shareholder servicing are expected to decrease by approximately £4 million before tax per year progressively from mid year 2005.

## Financial reporting

The Group reports its performance on a Modified Statutory Solvency Basis (MSSB). In addition, for Life Services reporting, we also measure the change in embedded value and provide detail on regulatory capital strength through reporting free asset ratios (FARs) and FRS 27 realistic liability positions.

## Modified statutory solvency result

The Group operating profit before amortisation of goodwill, exceptionals, interest, tax excluding minority interests was £107 million (2003: £98 million). This reflects solid performances in both Henderson Global Investors and Life Services including improved results in the second half of 2004 of £27 million (first half 2004: £25 million) and £54 million (first half 2004: £32 million) respectively. The Corporate loss of £25 million in second half of 2004 (first half 2004: loss of £6 million) has been impacted by additional provisioning in respect of Towry Law International.

The 2004 profit on ordinary activities before tax includes a number of operating (£10 million) and non-operating (£34 million) exceptional items. The operating exceptionals comprise restructure costs relating to Henderson Global Investors, the UK operations of Towry Law and Corporate Office. The non-operating exceptional items comprise a £47 million loss on the sale of the Life Services business, being impairments of goodwill (£29 million) and PVIF (£10 million) and £8 million of costs associated with the transaction committed at 31 December 2004, and £8 million from costs of closing Towry Law International to new business, offset by an £18 million profit on disposal of the equity interest in Virgin Money Group Limited and £3 million additional profit relating to the sale of Cogent.

## Capital allocation and liquidity

On 31 March 2004, the Company issued 246,160,000 new ordinary shares for a net consideration of £115 million. The proceeds from this capital raising, together with internal cash resources, were used by the Company to acquire full ownership of HHG Invest plc from Pearl for a consideration of £119 million. This, together with the disposal of Virgin Money Group Limited, has improved the capital position of the Group.

| | 31 Dec 2004 £m | 31 Dec 2003 £m |
|---|---|---|
| Henderson Global Investors | **382** | 373 |
| Life Services | **1,483** | 1,177 |
| Other Businesses | **23** | 73 |
| Corporate | **33** | 68 |
| Net assets | **1,921** | 1,691 |
| Financed by: | | |
| Capital and reserves | **1,838** | 1,689 |
| External loans | **–** | 2 |
| Minority interest[1] | **83** | – |
| | **1,921** | 1,691 |

Note
1. Minority interest represents the equity interests in a Jersey Property Unit Trust (JPUT) not held by the Group. The Group investment in the JPUT is held via the long-term insurance funds of various life insurance companies.

Cash flow improved from a net outflow in 2003 of £18 million to a net inflow in 2004 of £189 million. The liquidity position of the Group has benefited from cash inflows from the 31 March 2004 capital raising and from the sale of Virgin Money Group Limited for £50 million, whereas 2003 cash flow reflected high levels of cash payments associated with restructuring the Life Services businesses.

## Life Services embedded value

The Group has provided embedded values on a traditional basis as at 31 December 2004 and has been advised by Tillinghast in this regard. Traditional Embedded Values (TEV) are calculated using a risk margin of 5% above the risk free rate for Pearl and National Provident Life and 3% for London Life, unit linked companies, the Service Company and other companies. Economic assumptions are determined based on appropriate government bond yields at each reporting date.

As a result of movements in bond yields during the period, risk discount rates have decreased in respect of Pearl and National Provident Life from 9.9% p.a. at 31 December 2003 to 9.6% p.a. at 31 December 2004. The corresponding decrease for other Life Services businesses is from 7.9% p.a. to 7.6% p.a.

The embedded value increased further in the second half of 2004 from £1,313 million to £1,456 million at the year end (31 December 2003: £1,145 million). There have been a number of factors impacting on the embedded value during 2004: the expected return reflecting interest on capital and 12 months' worth of unwind on the value of in force business at the discount rate; better than anticipated investment return principally in the second half of 2004; additional capital attributed to the business unit from the capital raising undertaken in March 2004 and from the sale of the equity interest in Virgin Money Group Limited in the first half of 2004; the adverse impact from a strengthening of the annuity mortality basis, again in the first half of 2004; and lower than anticipated expenses offset by more prudent persistency assumptions in the second half of 2004.

The above embedded values do not reflect the additional corporation tax charges that might arise in the event of the future enactment of proposed tax legislation announced in the December 2004 pre budget report and reaffirmed in the 16 March 2004 budget statement in relation to the taxation of surplus amounts held in the long-term insurance funds.

## Regulatory capital

**Henderson Global Investors**
The regulatory environment in Europe (including the UK) is changing, as the European Union (EU) strives to harmonise regulatory practices across both EU member states and different sectors of the financial services industry through implementation of the Capital Requirements Directive (CRD). Neither the legislation nor the timetable for implementation are yet finalised. At the same time countries outside of the EU, including the US and certain Asian states, are considering to what extent they may be willing to convert the CRD into local legislation.

As the legislation is not yet finalised, the full implications of these changes for UK fund managers are not yet clear. However, the Financial Services Authority (FSA) has indicated that it does not anticipate that regulatory capital requirements for the industry as a whole in the UK will rise. It has also indicated, along with the UK Treasury, that it intends to limit the practice of "superequivalent" regulation that is going beyond the minimum necessary to comply with an EU directive, which should go some way to ensuring that UK fund managers are on an even footing with European competitors in future.

Henderson Global Investors continues to monitor regulatory developments to ensure that amendments are factored into its business and financial planning. This includes the conversion of underlying accounting data supporting financial resources requirements from UKGAAP to an IFRS basis, which should not have a material impact on Henderson Global Investors' regulatory capital requirement.

**Life Services**
The FARs of the main life companies as at 31 December 2004 and 31 December 2003 were for Pearl 3.3% (2.1%), National Provident Life 1.1% (1.4%) and London Life 2.2% (1.7%).

On 13 December 2004, the UK Accounting Standards Board issued the final text of FRS 27 relating to life insurance. This standard applies to all financial statements where the reporting entity includes a business that is a life assurance business and is applicable to accounting periods ending on or after 23 December 2005. Various companies across the industry, but not the Group's Life Services businesses, have entered into a Memorandum of Understanding (MoU), which provides for these entities to disclose key elements of the requirements of FRS 27 within their operating and financial review, for periods ending December 2004.

The Group is not part of the MoU on the basis that, on 9 December 2004, it had entered into an agreement for the sale of its Life Services business. It has, however, chosen to include the following information which is relevant to shareholders. The amount of the excess of realistic assets over realistic liabilities for the main life companies as at 31 December 2004 expressed as a percentage of the risk exposure (including both the risk capital margin and any additional loss absorbency required within contingent loans), was for Pearl 213%, National Provident Life 225% and London Life 500%. The amount of the excess of realistic assets over realistic liabilities is calculated to include shareholder capital available to support these funds after allowing for the additional financial flexibility afforded by both the National Provident Life and London Life contingent loan structures.

Information on guarantees and options given in respect of life assurance products is given in note 22.

## Management of risk

**Group Treasury operations**
Ultimate responsibility for the governance of Group Treasury activities rests with the HHG PLC Board (the Board). Additional, independent oversight of the Group Treasury function is provided by the Board Audit Committee. The Board has established policies for the management of treasury related financial risks within the Group.

The Group's policy on liquidity risk is to ensure that the Group has sufficient cash resources to allow it to meet its obligations, as they arise, in an orderly manner. This is achieved through the maintenance of a sufficient quantum and quality of marketable securities and other short-term financial assets.

The Group's policy on interest rate risk is to minimise the adverse impact of movements in interest rates on the Group's net interest expense or income. Where possible, this is achieved through matching the re-pricing characteristics of its interest bearing assets and liabilities. In addition, where the remaining interest rate risk is material, interest rate derivatives may be used to further reduce the exposure. Derivative financial instruments are only employed in the management of financial risks and are not used for speculative purposes.

The Group's policy on foreign exchange risk is to protect the long-term sterling value of the business's foreign currency denominated net assets and to manage shorter term transactional exposures. Wherever practicable, these exposures are managed through natural hedging methods, but derivative instruments, such as forward foreign exchange contracts, currency options and cross currency swaps, may also be used to manage residual risks in relation to specific transactions.

The Group's exposure to credit risk is managed through the use of formal counterparty credit limits, which reflect the Group's view of the credit standing of each approved counterparty. All credit limits are regularly monitored and reviewed. Where appropriate, credit limits are revised or removed to reflect changes in the perceived underlying creditworthiness of a counterparty or business needs. Investments are diversified among approved credit counterparties within the established credit limits.

Contingent liabilities, in the form of financial guarantees and other off balance sheet instruments, are controlled through formal policies and approval processes.

**Henderson Global Investors**
The Henderson Global Investors risk management policy addresses how operational, market, credit and financial risks are managed within the business. Management is responsible for implementing the policies and risk management framework. Management is accountable to the Board for monitoring the systems of internal controls and for providing assurance to the Board and its delegated committees that it has done so.

The effectiveness of the system of internal control is reviewed by separate risk management and compliance functions. In addition, the Henderson Risk Committee provides oversight of risk management issues within the business and the Henderson Credit and Derivatives Risk Committee monitors adherence to credit and derivative risk policies.

**Life Services**
During 2004, Life Services management focused on understanding and managing the risks associated with the life companies and their balance sheets.

*Investment risk*
The investment policies for long-term business and other businesses have due regard to the nature of the liabilities and the guarantees and other embedded options given to policyholders. Investment policy is reviewed regularly by the relevant Investment Committee or Board of each of the life companies and senior management, with particular attention paid to management of credit risk, market risk and interest rate risk. Investment policy is further managed by setting a risk budget to ensure that there is sufficient capital in the business to manage the consequence of a mismatch under a number of adverse scenarios or through the use of derivatives. Asset and liability management for all insurance subsidiaries is especially important when regulatory capital is finite.

*Insurance risk*
Insurance risk is controlled using delegated authorities for the limited existing product pricing and underwriting arrangements in place. Prudent reserves are held, based on assumptions for example relating to expenses, persistency and mortality, that reflect past experience and anticipated future trends.

## Pension scheme

A full triennial valuation of the staff pension scheme was conducted at 31 December 2003 and revealed a small surplus of £9 million on a funding basis. Details of this valuation are provided at note 33 to the accounts. On a FRS 17 basis, the pension scheme showed a deficit of £66 million (before tax) at 31 December 2004 (31 December 2003: deficit £69 million). Employer contributions recommenced with effect from 1 January 2004 at an average of 19.9% of pensionable earnings. From 1 January 2005, this rate was replaced by contributions of 27.0%, 20.8% and 13.8% of pensionable earnings for final salary section members, hybrid (a mix of final salary and money purchase) members and pure money purchase members respectively.

On the sale of the Life Services business, an estimated £1.5 billion in employee pension assets and liabilities will be transferred, thereby leaving the Henderson Group with pension assets and liabilities only in respect of its past and present employees. A further formal valuation of the Henderson Global Investors' scheme will be completed as at 31 December 2005.

## Tax

The effective rate of tax in the Group consolidated profit and loss account for 2004 of 11% shows a favourable variance to the expected rate. This was due to realised gains on the disposal of investments not subject to tax. The 2003 effective tax rate on the loss for the period of 2.0% reflected the non tax-deductibility of exceptional costs and impairments arising during the period.

## Dividend

No ordinary dividends are proposed for the year 2004 (2003: £nil). If the sale of the Life Services business proceeds in full, the Henderson Group expects to pay a final 2005 dividend in early 2006.

## International Financial Reporting Standards (IFRS)

The Group adopted IFRS from 1 January 2005. The project that is in place to ensure that the Group meets the requirements of IFRS is progressing well. Work is underway to restate the 31 December 2004 balance sheet, set out on pages 36 and 37, on an IFRS basis. The Group expects to communicate the impact of IFRS on the future business in June 2005.

# Board of Directors

**Board members**
At 23 March 2005, the Board consists of the Non-Executive Chairman, three Executive Directors (being the Chief Executive, the Chief Financial Officer and the Managing Director, Life Services) and five other Non-Executive Directors.

The Board is responsible for all strategic decisions regarding the Group's businesses, including approval of commercial strategy, annual budgets, interim and full year financial statements and reports, and dividend and accounting policies. It is also responsible for approving all significant capital projects, investments and disposals.



**Chairman**
**Rupert Pennant-Rea**
BA (Econ), MA (Econ), age 57 – Chairman and Non-Executive Director. Non-Executive Director since October 2004 and Chairman since March 2005. Chairman of the Board Nomination Committee since March 2005.

**Experience:**
Deputy Governor of the Bank of England from 1993 to 1995, prior to which he spent 16 years with *The Economist*, where he was editor from 1986 to 1993. Mr Pennant-Rea has been Chairman of The Stationery Office since 1996 and non-executive Chairman of Plantation & General Investments plc since 1997. Amongst his other directorships are British American Tobacco plc, Go-Ahead Group plc and Gold Fields Limited (South Africa).



**Executive Director**
**Roger Yates**
BA (Hons) (Oxon), age 47 – Chief Executive. Executive Director since June 2003 and Managing Director of Henderson Global Investors since 1999.

**Experience:**
Joined AMP in October 1999 to lead the integration of Henderson Investors and AMP Asset Management Australia to form Henderson Global Investors. Mr Yates has 23 years' experience in the fund management industry as an investment professional and business manager. Previously, he was Chief Investment Officer of Invesco Global and held senior roles for fund management companies LGT and Morgan Grenfell. He was an executive Director of AMP Limited from December 2002 until the Demerger of AMP's UK and Australian operations in December 2003.



**Executive Director**
**Toby Hiscock**
BA (Hons) (Oxon), MA (Oxon), FCA, age 45 – Chief Financial Officer. Executive Director since August 2003.

**Experience:**
Chief Financial Officer of HHG PLC since May 2003. Mr Hiscock is also Director of Finance and Strategy for Henderson Global Investors and was Director of Finance for Henderson Investors from July 1998, having held senior internal audit and finance roles since joining Henderson Investors in 1992. A qualified chartered accountant with 24 years' experience in the accounting profession. Prior to joining Henderson Investors, Mr Hiscock was Senior Audit Manager at Midland Bank, London for three years. From 1981 to 1988 he worked for Binder Hamlyn, Chartered Accountants in London.



**Executive Director**
**Ian Laughlin**
BSc, FIA, FIAA, age 54 – Managing Director, Life Services. Executive Director since January 2003.

**Experience:**
Appointed Managing Director, UK Life Services in October 2002. In the five months prior to his current appointment, Mr Laughlin was Director, Managing Director's Office of the former UK Financial Services business. Prior to that, he held a similar role in AMP's Australian Financial Services for over two years. He has over 30 years' financial services experience and joined AMP in 1996 as Chief Manager, Life and Risk Insurance Services. He later became General Manager, Customer Solutions. Prior to joining AMP, Mr Laughlin was General Manager Retail Customer Services at Suncorp (Australia) and previously held various senior management roles in Suncorp and National Mutual (Australia). He is a qualified actuary.



**Non-Executive Director**
**Gerald Aherne**
BSc, AIA, age 59 – Non-Executive Director since October 2004. Member of the Board Remuneration Committee.

**Experience:**
Mr Aherne spent 16 years, to September 2002, with Schroder Investment Management, as Investment Director. Prior to this, he spent 18 years with Equity & Law in various actuarial and investment management roles. He is currently managing partner of Javelin Capital Partners LLP and a Director of Electric and General Investment Trust plc. He was also a founding Director of PRI Group plc from August 2002 until June 2003, when it was acquired by BRIT.



**Non-Executive Director**
**Duncan Ferguson**
MA (Cantab), FIA, Dip Ag Sci, age 62 – Non-Executive Director since July 2004. Chairman and Non-Executive Director of London Life Limited and a Non-Executive Director of Pearl Assurance plc, National Provident Life Limited and NPI Limited.

**Experience:**
Non-Executive Chairman of both Alba Life and the life assurance companies of the Phoenix Group owned by Resolution Life. Mr Ferguson is also a Non-Executive Director of HBOS Financial Services and Illium Insurance. His full-time career was part senior management of insurance companies and part consulting actuary. He was Senior Partner of Bacon & Woodrow, then B&W Deloitte, from 1994 to 2003. Mr Ferguson is a fellow of the Institute of Actuaries and served on the Council of the Institute from 1989 to 2000 and as President from 1996 to 1998. He was also a Member of Council of the International Actuarial Association from 1996 to 2002.



**Non-Executive Director**
**Anthony Hotson**
M.Phil (Oxon), MA (Oxon), MA (London), age 51 – Non-Executive Director since November 2002. Non-Executive Director of Henderson Global Investors (Holdings) plc. Chairman of Towry Law plc since October 2003. Member of the Board Audit Committee since August 2003, Board Remuneration Committee since August 2003 and Board Nomination Committee since March 2005.

**Experience:**
Mr Hotson was formerly at the Bank of England, McKinsey & Company and Warburg. He was a Director of S.G.Warburg & Co. Ltd from 1992 to 1995 and subsequently Managing Director and Head of Financial Institutions Group, Warburg Dillon Read, the investment banking division of UBS AG.



**Non-Executive Director**
**John Roques**
CA, age 65. Joined the HHG PLC Board as Non-Executive Director in January 2004. Chairman of the Board Audit Committee and a Non-Executive Director of Henderson Global Investors (Holdings) plc and Towry Law plc.

**Experience:**
Currently Chairman of the Portman Building Society. Mr Roques is also a Non-Executive Director of BBA Group PLC, Premier Farnell PLC and is a Governor of the Health Foundation. He was previously a Director of Chubb PLC and a Director of British Nuclear Fuels PLC. A member of the Institute of Chartered Accountants of Scotland, Mr Roques spent 42 years with Deloitte & Touche (formerly Touche Ross & Co.) where he served from 1990-1999 as Senior Partner and Chief Executive. He was a Member of the Financial Reporting Review Panel (1991-1994) and a Member of the Financial Reporting Council (1996-2001).



**Non-Executive Director**
**Sir William Wells**
BA, FRICS, age 64 – Non-Executive Director since April 1994 and Chairman of the Board Remuneration Committee since August 2003. Member of the Board Audit Committee and the Board Nomination Committee. Appointed Senior Independent Director March 2004. Chairman and Non-Executive Director of Pearl Assurance plc, National Provident Life Limited and NPI Limited.

**Experience:**
Sir William is currently President of international property group Chesterton International PLC, having joined Chesterton Property Consultants in 1959 and becoming a partner in 1965. In addition he is a Non-Executive Director of Exel plc. He received a Knighthood in 1997 for his services in a non-executive capacity to the National Health Service. In April 2001 he was appointed Chairman of the NHS Appointments Commission, which is responsible for all non-executive National Health Service appointments in England and in October 2003 became Chairman of the Department of Health's Commercial Advisory Board.

**Resignations**
Since the last Full Annual Financial Report and Accounts, the following Directors have resigned from the Board:

Sir Malcolm Bates, Chairman and Non-Executive Director (resigned February 2005);

Peter Costain, Non-Executive Director (resigned February 2005);

Pat Handley, Non-Executive Director (resigned May 2004).

Sir William Wells will retire at the 2005 Annual General Meeting (AGM). If the sale of the Life Services business completes, Ian Laughlin will retire from the Board as part of his transfer with the Life Services business.

# Directors' Report

The Directors present their report to the shareholders for the year ended 31 December 2004.

**Principal activities**
The principal activities of the Group in 2004 were the provision of investment management services and the transaction of various classes of insurance business. The investment management business is undertaken through Henderson Global Investors headquartered in London. Life Services undertakes insurance business and comprises principally the life insurance and pension books of Pearl, National Provident Life, NPIL and London Life which are effectively closed to new business. Other businesses include Towry Law which provides independent financial advice and insurance broking services. The Group continues to operate a number of overseas Henderson Global Investors and Towry Law branches.

**Review of the year and future developments**
The Group's results for the financial period are shown in the Consolidated Profit and Loss Accounts on pages 31 to 34. A review of the financial year and future developments are covered in the Chairman's and Chief Executive's Statements and the Operational and Financial Review that precede this report.

**Results and dividends**
The Group made a profit for the year attributable to members of the parent company of £38m in 2004 (2003: loss of £847m). The Directors do not recommend the payment of any dividends in respect of 2004 (2003: £nil).

**Reporting**
HHG PLC is listed on both the London Stock Exchange and the Australian Stock Exchange and as such is required to comply with both sets of disclosure requirements.

**Post balance sheet events**
At an Extraordinary General Meeting held on 21 February 2005, shareholders approved an agreement that the Company and its subsidiary companies entered into on 9 December 2004, to sell the Life Services business owned by Pearl Group Limited (a direct subsidiary of the Company) to Life Company Investor Group Limited. It is anticipated that regulatory approval by the FSA and satisfaction of conditions relating to the HHG Staff Pension Scheme will be obtained to enable completion of the sale in April 2005.

Following completion of the sale of the Life Services business, it is proposed that the majority of the proceeds be returned to shareholders in cash in exchange for cancellation of shares, that the investor base is reduced and that the remaining group, which will comprise Henderson Global Investors and Towry Law, be renamed Henderson Group plc. Further details are provided in note 38 to the accounts.

**Substantial shareholdings**
At 18 March 2005, in accordance with the provisions of Sections 198 to 208 of the Companies Act 1985, the Company had received notification from AMP, Aviva plc, Legal & General Group plc and Perennial Investment Partners Limited of holdings in the Company's issued share capital amounting to 12.65%, 3.17%, 3.01% and 5.01% respectively.

**Employees**
During 2004, the Group continued its policy of informing and involving employees in matters which concern them and in the achievement of its business goals. The Group has comprehensive processes for consultation and communication involving regular meetings between management and employees, team briefings and the issue of various bulletins. Employee development within the Group is promoted by encouraging staff to gain appropriate professional qualifications and assisting with wider personal development. Specific human resources initiatives vary by business unit to reflect business needs and their competitive environment.

The Group is committed to providing equal opportunities to all employees irrespective of their sex, sexual orientation, marital status, religion, race, or disability. It is the Group's policy to give positive consideration to disabled persons with respect to applications for employment, training, career development and promotion, having regard to each individual's particular aptitudes and abilities.

**Supplier payment policy**
It is the policy throughout the Group that payments to suppliers are made in accordance with those terms and conditions agreed between the Group companies and their suppliers, provided that all trading terms and conditions have been complied with. In respect of Group activities, the amounts due to trade creditors at 31 December 2004 represents approximately 31 days of average daily purchases through the year (2003: 31 days). The Company has no trade creditors.

**Corporate Governance**
A statement on Corporate Governance appears on pages 17 to 20.

**Share capital**
Details of movements in authorised and allotted share capital during the year are given in note 18 to the accounts.

**Directors**
Details of the Board members at the date of this report are set out on pages 12 and 13. Gerald Aherne, Duncan Ferguson, Rupert Pennant-Rea and Anthony Hotson will all seek re-election at the 2005 Annual General Meeting.

**Directors' remuneration and interests**
A Report on Directors' remuneration appears on pages 21 to 27, including details of their interests in shares and share options.

**International Financial Reporting Standards (IFRS)**
The Group will adopt IFRS from 1 January 2005. The Group's financial position after the proposed sale of the Life Services business will be impacted under IFRS primarily by the accounting for pensions and goodwill. Under IAS 19 "Employee benefits", the Group will recognise the HHG Staff Pension Scheme deficit in the Consolidated Group Balance Sheet and actuarial gains and losses will be recognised in full in the period in which they occur in the Consolidated Statement of Recognised Income and Expense. On prospective application of IFRS 3 "Business combinations", from 1 January 2005 the Group will no longer incur an amortisation charge on goodwill carried in its balance sheet, but will instead conduct an annual impairment review of this intangible asset. The Group's financial position will also be affected on adoption of other IFRS including those relating to accounting for deferred taxation and leases.

The 2004 comparatives included within the Group's IFRS accounts for the year ending 31 December 2005 will include the presentation of the results of Life Services as discontinued operations. This item will also include the anticipated loss at 31 December 2004 from the sale of the Life Services business based on the difference between the sale proceeds less transaction costs and the IFRS net assets of the Life Services business at 31 December 2004. In 2005, the results of Life Services up until the effective date of the completion of the sale of Life Services business will again be reported as part of discontinued operations. A further offsetting loss or profit on disposal will also be reported in this period.

The project that is in place to ensure that the Group meets the requirements of IFRS is progressing well. Work is underway to restate the 31 December 2004 balance sheet set out on pages 36 and 37 on an IFRS basis. The Group expects to communicate the impact of IFRS on the future business in June 2005.

**Indemnification and insurance of Directors and officers**
The Company provides a Deed of Indemnity to Directors to the extent permitted by UK law whereby the Company is able to indemnify a Director against any liability incurred in proceedings in which he is successful, and against the costs of successfully applying to the Court to be excused for breach of duty where the Director acted honestly and reasonably.

In addition, the Deed of Indemnity provides that Directors will have access to the board/committee papers of the Company for the period of their office and for seven years after ceasing to be a Director for the purpose of defending legal proceedings, and that the Company will maintain Directors' and officers' insurance cover for the Directors to the extent permitted by law for the period of their office.

During or since the end of the financial year, the Company has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the Group against certain liabilities. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

**Rounding**
In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and other sections of this Full Annual Financial Report and Accounts have been rounded off to the nearest million pounds sterling, unless stated otherwise.

**Donations**
Donations by the Group for community and charitable purposes amounted to £38,000 (2003: £44,000) which comprises medical and other £11,000 (2003: £19,000); social and welfare £22,000 (2003: £17,000); and arts and heritage £5,000 (2003: £8,000). The Group made no political donations.

**Annual General Meeting**
A separate document, the Notice of Annual General Meeting 2005, covering the Annual General Meeting of the Company to be held on 9 June 2005, will be sent to all shareholders and contains an explanation of the business before that meeting.

**Auditors**
Ernst & Young LLP have intimated their willingness to continue in office and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

Signed in accordance with a resolution of the Directors



**Roger Yates**
Chief Executive
22 March 2005

# Corporate Responsibility Policy

The Corporate Responsibility Policy details the Group-wide commitment to responsible business conduct with all our stakeholder groups.

## Business standards

### Corporate governance
The Group supports the high standards of corporate governance contained in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 and annexed to the Listing Rules of the UK Listing Authority (the Combined Code) and the Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council (the ASX Principles). Further details can be found within the Corporate Governance section of the Full Annual Financial Report and Accounts on page 17 to 20 and on the Company's website at www.hhg.com

### Code of conduct
All employees are bound by the Code of Conduct, detailed on the Company's website, which sets out standards expected by the Group. The Code underscores the Company's commitment to maintaining its reputation and also provides a framework for employee conduct in line with that commitment.

### Investment management
In today's world social, environmental and ethical factors can influence the value of investments. The Group has a responsibility to seek to ensure that companies and other assets in which it invests have appropriate standards in these areas. The Group therefore seeks to take account of relevant social, environmental and ethical factors in our investment operations.

### Human rights
The Group agrees with the principles of the Universal Declaration of Human Rights and is guided by its provisions in the conduct of its business.

### Suppliers and service providers
The Group regards its suppliers as partners and seeks suppliers that match the Group's corporate responsibility aspirations in the delivery of their products and services. The Group is committed to ensuring that external contractors who provide services work in a suitable environment and under appropriate terms and conditions.

### Customers
The Group's businesses seek to provide their clients with a service characterised by integrity, quality and care.

## Environment

The Group is committed to responsible environmental management practices. These include the adoption of systems to limit the use of non-renewable resources and minimise the impact of its operations on the environment.

## Workplace

### Equal opportunities
The Group has an Equal Employment Opportunities (EEO) policy and code of conduct committing it to promote non-discrimination and equal opportunities.

### Health and safety
The Group is committed to providing a working environment which is both safe and fit for the intended purpose.

### Employee relations
The Group aims to provide all employees with a workplace free from all forms of discrimination and harassment and which is conducive to the health, confidence, morale and effective performance of all employees. The Group also aims to ensure that no employee feels discriminated against because of their religious belief or political opinion.

### Employee reward
The Group's remuneration framework is designed to be market competitive and specifically to motivate employees to improve individual and corporate performance, retain key employees and align employee behaviour with the interests of clients and shareholders.

## Community

The Group recognises its impact on local communities and is committed to building partnerships with the communities in which it operates.

# Corporate Governance Statement

## Codes and principles

The Directors support the high standards of corporate governance contained in the Combined Code and the ASX Principles as referred to in the Corporate Responsibility Policy section. This Statement, together with the Report on Directors' Remuneration, describes the Company's corporate governance arrangements. Further details can be found within the corporate governance section of the Company's website.

In its 2003 Full Annual Financial Report and Accounts, the Company disclosed a number of exceptions to compliance with either the Combined Code or the ASX Principles since its listing on 23 December 2003. Apart from the first three items listed below, these exceptions have been addressed during 2004:

- An annual evaluation of the Board was undertaken in the latter part of 2004. Performance evaluation of the direct reports of the Chief Executive was undertaken by the Chief Executive and the Remuneration Committee. Due to the significant number of changes in Directors and the Board Committees in 2004 and early 2005, no evaluation of the Board Committees or of individual Non-Executive Directors (including the Chairman) was undertaken in 2004. It is the Board's intention to undertake these in 2005 (Combined Code and ASX Principles).
- The documents required to meet the recommendations of the Combined Code were placed on the Company's website on 31 March 2004. However, as no evaluation of the Board Committees or individual Non-Executive Directors was undertaken in 2004, a description of the process for performance evaluation of the Board, its Committees and individual Non-Executive Directors has not been placed on the Company website (ASX Principles).
- Details of the remuneration of the five highest paid (non-Director) executives are not disclosed, as proposed by ASX best practice recommendation 9.1, for the reasons stated in the Additional Remuneration Information (page 28).
- The terms of reference for the Audit Committee did not include a responsibility to review the Company's whistleblowing arrangements (Combined Code). This was amended on 19 February 2004.
- The number of independent Non-Executive Directors did not comprise at least half of the Board (excluding the Chairman) until 2 February 2004 (Combined Code). Although the Chairman, on appointment, met the independence criteria, the Combined Code provides that the test of independence is not appropriate thereafter. However, the Chairman is an independent Director in accordance with the ASX Principles and, following those Principles, a majority of the Board were independent Non-Executive Directors from 2 February 2004.
- The Board did not appoint a Senior Independent Director until 25 March 2004 (Combined Code).
- As a result of his previous arrangements with AMP Limited (the Group's parent prior to 23 December 2003), Roger Yates, Chief Executive, has a contract that allows the Company to terminate his appointment by paying a liquidated sum equivalent to 24 months' basic salary, reducing from 1 January 2004 on a sliding scale on a monthly basis, to 12 months' basic salary from 1 January 2005 (Combined Code).

## The Board

Following the retirement of the Board's Chairman, Sir Malcolm Bates, and Peter Costain on 28 February 2005, the Board comprises a Non-Executive Chairman, a Chief Executive, two other Executive Directors and five Non-Executive Directors, all of whom the Board consider to be independent. The Board has appointed Sir William Wells as the Senior Independent Director. The Directors consider that each of the Non-Executive Directors is independent on the basis that they do not have any interest or business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. In addition, the Board has considered the criteria proposed by the Combined Code and the ASX Principles in assessing the independence of the Directors. Materiality, as referred to in the ASX Principles, is assessed on a case-by-case basis by reference to each Director's individual circumstances rather than general materiality thresholds. However, the Board is satisfied that the independent Directors meet a quantitative materiality threshold for independence that no Director has a relationship with the Group which generates or accounts for more than 5% of the Group's revenue or expenses. Biographical details of the Directors are given on pages 12 and 13.

Sir William Wells has served on the Board since April 1994 and is to retire from the Board at the 2005 AGM. The Board decided that, given his other interests (see Board of Directors section, pages 12 and 13), and the fact that he meets the other independence criteria of the Combined Code and ASX Principles, he should be considered independent in character and judgement notwithstanding his length of service. The Board considered Peter Costain, who had also served on the Board since April 1994 and retired from the Board on 28 February 2005, to be independent for the same reasons. In reaching these views, the Board considered that these Directors were independent of management and free of any business or other relationship that could materially interfere with the exercise of their independent judgement or could otherwise affect their ability to act in the Group's best interests.

There is a division of responsibility between the Chairman, Rupert Pennant-Rea, who is responsible for the effective operation of the Board, and the Chief Executive, Roger Yates, who is responsible to the Board for the overall management and performance of the Group. Rupert Pennant-Rea's other significant commitments are as non-executive Chairman of The Stationery Office, Plantation & General Investments plc and Electra Kingsway VCT. He is also a Non-Executive Director of several other companies in the UK and abroad. Further details are shown in the Board of Directors section on pages 12 and 13.

Non-Executive Directors are appointed for a fixed term, normally of three years, and any subsequent terms are subject to review. A summary of the remuneration payable to the Non-Executive Directors is set out in the Report on Directors' Remuneration (see pages 21 to 27). The terms and conditions of appointment of the Non-Executive Directors may be viewed on the Company's website.

All newly-appointed Directors receive induction on joining the Board. Thereafter, the Company provides the necessary resources for developing and updating the knowledge and capabilities of its Directors.

In 2004, the Institute of Chartered Secretaries and Administrators conducted an independent evaluation of the performance of the Board. The evaluation looked at the operation of the Board, including its corporate governance and decision-making framework and the operation and content of its meetings. The evaluation process, on the basis of private interviews with each of the Directors, was considered to have been thorough. The Board was satisfied that the process showed that the Board worked effectively. During 2005, the Chairman intends to facilitate discussions on, and evaluation of, the performance of the Board, of the Board Committees and of individual Directors. The Non-Executive Directors will appraise the Chairman's performance, after taking into account the views of the Executive Directors.

At the AGM held on 10 June 2004, being the first as a listed company, all Directors at that time were re-appointed by shareholders. At subsequent AGMs, approximately one third of the Directors, and any Director who has served for more than three years without being proposed for re-appointment at an AGM, will retire by rotation and may seek re-appointment.

## Operation of the Board

The Directors met as a Board 14 times in 2004. Attendance by each of the Directors was:

| Director's name | Date appointed | Date resigned | Number of meetings held in 2004 while a Director | Number of meetings attended in 2004 while a Director | Percentage of meetings attended in 2004 while a Director |
|---|---|---|---|---|---|
| Sir Malcolm Bates | 12/03/1996 | 28/02/2005 | 14 | 13 | 93% |
| Gerald Aherne | 01/10/2004 | | 6 | 6 | 100% |
| Peter Costain | 12/05/1994 | 28/02/2005 | 14 | 13 | 93% |
| Duncan Ferguson | 01/07/2004 | | 8 | 7 | 88% |
| Pat Handley | 16/06/2003 | 21/05/2004 | 5 | 4 | 80% |
| Toby Hiscock | 11/08/2003 | | 14 | 14 | 100% |
| Anthony Hotson | 29/11/2002 | | 14 | 14 | 100% |
| Ian Laughlin | 28/01/2003 | | 14 | 14 | 100% |
| Andrew Mohl | 17/10/2002 | 02/02/2004 | 1 | 0 | 0% |
| Rupert Pennant-Rea | 01/10/2004 | | 6 | 4 | 67% |
| John Roques | 14/01/2004 | | 14 | 13 | 93% |
| Sir William Wells | 12/05/1994 | | 14 | 13 | 93% |
| Roger Yates | 16/06/2003 | | 14 | 14 | 100% |

The Directors are scheduled to meet as a Board at least seven times in 2005 (2004: scheduled eight times). Additional meetings will be held as required or at the request of a Director. During 2004, the Non-Executive Directors met the Chairman without executives being present, and it is the intention that this should happen again during 2005.

To enable the Directors to perform their role effectively, they are given the means and information necessary for them to make informed decisions and to follow best corporate governance practice. At each of its meetings, the Board receives detailed reports on the various aspects of the business and of any major issues affecting it.

The Board is responsible for all strategic decisions regarding the Company's business, including approval of commercial strategy, annual budgets, interim and full year financial statements and reports, dividend and accounting policies, and the approval of all significant capital projects, investments and disposals. There is a schedule of matters reserved for approval by the Board that is reviewed annually and which may be viewed on the Company's website.

The Board has approved corporate governance policies including a policy on trading in the shares of the Company by Directors and employees, a market disclosure policy and a code of conduct which, together, set a framework within which the Directors and other employees are expected to behave to protect the interests of shareholders, customers, employees and suppliers. A summary of the three documents may be viewed on the Company's website.

The Directors are entitled to seek independent professional advice at the Company's expense where they judge it necessary to discharge their responsibilities as Directors.

## Board Committees

The Board has delegated specific responsibilities to three standing Committees of the Board. The membership of the Board Committees and a summary of their main duties under their terms of reference are set out on pages 19 and 20. The full terms of reference may be viewed on the Company's website.

## Audit Committee

John Roques succeeded Peter Costain as Chairman of the Audit Committee on 11 June 2004. Peter Costain remained on the Committee until his retirement from the Board on 28 February 2005. Its other current members are Anthony Hotson and Sir William Wells (see Board of Directors, pages 12 and 13, for details of the qualifications of the Committee members). The Committee met seven times in 2004. Attendance by each of the members was:

| Director's name | Date appointed | Date resigned | Number of meetings held in 2004 while a member | Number of meetings attended in 2004 while a member | Percentage of meetings attended in 2004 while a member |
|---|---|---|---|---|---|
| Peter Costain | 28/07/1998 | 28/02/2005 | 7 | 7 | 100% |
| Anthony Hotson | 28/08/2003 | | 7 | 7 | 100% |
| John Roques | 11/06/2004 | | 3 | 3 | 100% |
| Sir William Wells | 28/07/1998 | | 7 | 7 | 100% |

The Audit Committee is responsible for making recommendations to the Board on the appointment of the external auditors, the terms of engagement (including audit fees) and for reviewing the performance, independence and objectivity of the external auditors. It receives and reviews reports from management and the external auditors relating to the Company's Annual Report and Accounts and interim reports, although ultimate responsibility for reviewing and approving the Annual Report and Accounts and interim reports remains with the Board. The Audit Committee also receives formal reports from the internal auditor, who attends meetings as required.

The Audit Committee reviews compliance with legal and regulatory requirements, accounting standards and the form of the statutory accounts and accounting policies. It particularly focuses on assessing the effectiveness of the Group's systems of internal controls and risk management procedures, as well as the internal audit function. The Audit Committee also reviews arrangements for whistleblowing.

Information on the procedures for the selection and appointment of the external auditors and for the rotation of the external audit engagement partner is provided on the Company's website. The Company has adopted a Charter of Statutory Auditor Independence, which requires both the Company and the external auditors to take measures to safeguard the objectivity and independence of the external auditors.

## Nomination Committee

Rupert Pennant-Rea succeeded Sir Malcolm Bates as Chairman of the Nomination Committee on 1 March 2005 following Sir Malcolm's retirement from the Board. Its other current members are Sir William Wells and Anthony Hotson. Peter Costain was a member of the Committee until his retirement from the Board on 28 February 2005. The Committee met five times in 2004. Attendance by each of the members was:

| Director's name | Date appointed | Date resigned | Number of meetings held in 2004 while a member | Number of meetings attended in 2004 while a member | Percentage of meetings attended in 2004 while a member |
|---|---|---|---|---|---|
| Sir Malcolm Bates | 28/08/2003 | 28/02/2005 | 5 | 5 | 100% |
| Peter Costain | 28/08/2003 | 28/02/2005 | 5 | 5 | 100% |
| Sir William Wells | 28/08/2003 | | 5 | 5 | 100% |
| Rupert Pennant-Rea | 01/03/2005 | | | | |
| Anthony Hotson | 01/03/2005 | | | | |

The Nomination Committee has responsibility for considering the size, composition and balance of the Board, retirement and appointment of additional and replacement Directors and making appropriate recommendations to the Board on these matters.

In identifying suitable candidates for recommendation for appointment to the Board, the Nomination Committee is concerned to ensure that the Board has available to it Directors with an appropriate mix of expertise and experience.

It is the Company's practice to use an external search consultancy to assist the Committee in identifying suitable candidates for non-executive Board positions.

## Remuneration Committee

Sir William Wells chairs the Remuneration Committee and its other current members are Gerald Aherne and Anthony Hotson. The Committee met seven times in 2004. Attendance by each of the members was:

| Director's name | Date appointed | Date resigned | Number of meetings held in 2004 while a member | Number of meetings attended in 2004 while a member | Percentage of meetings attended in 2004 while a member |
|---|---|---|---|---|---|
| Sir William Wells | 28/08/2003 | | 7 | 7 | 100% |
| Gerald Aherne | 01/10/2004 | | 3 | 3 | 100% |
| Peter Costain | 28/10/2003 | 28/02/2005 | 7 | 7 | 100% |
| Anthony Hotson | 28/08/2003 | | 7 | 7 | 100% |

The Remuneration Committee has responsibility for making recommendations to the Board on the Company's policy for the remuneration and performance of Executive Directors and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive Directors. These include pension rights, any compensation payments and the implementation of executive incentive schemes. The Chairman and the Executive Directors determine the remuneration of Non-Executive Directors, except for the Chairman whose remuneration is determined by the Chairman of the Remuneration Committee and the other Non-Executive Directors. The Remuneration Committee operates on the principle that members of the executive management should be provided with appropriate incentives to encourage superior performance and should, in a fair and responsible manner, be rewarded for their individual contributions to the success of the Group.

The Report on Directors' Remuneration (see pages 21 to 27) provides details on how the Remuneration Committee exercises these duties. Towers Perrin, acting as remuneration consultants, advises the Remuneration Committee. Towers Perrin does not have any other connection with the Company other than providing compensation data and information on remuneration developments and as consulting actuaries to the Group's life companies subsidiaries through its sister company, Tillinghast.

## Investor Relations

The Company values its interaction with shareholders and welcomes the views of both retail and institutional investors and their representative bodies. The Company utilises its regularly updated website (www.hhg.com) to communicate a wide range of information about the Group and to provide online services to help shareholders manage their holding and engage with the Company. In addition, the Company offers a variety of information and feedback channels including the shareholder call centre, email access and shareholder meetings. A programme, including monthly reporting, to ensure feedback to the Executive and Non-Executive Directors from shareholders and market participants is in place. Additionally, the Board is briefed regularly on shareholder issues and Investor Relations makes publicly available (on the Company website) archives of biannual market briefings. In line with the Combined Code, during the year substantial shareholders were offered meetings with Non-Executive Directors.

The Company's commitment to communicating with its shareholders was recognised by being awarded the 2004 ProShare award for Best Website for Individual Shareholders for a Non-FTSE 100 Company.

The Company publishes its results biannually and sends a Concise Annual Report to all shareholders (unless they have elected to receive a copy of the Full Annual Financial Report and Accounts).

All shareholders and CHESS Depositary Interest (CDI) holders were invited to the 2004 AGM, held on 10 June 2004. The AGM was held in London and, to allow Australian shareholders to attend and participate, was simultaneously broadcast as a satellite meeting to Sydney. All Directors were present, either in London or Sydney. After the meeting, the Company provided, on its website, a summary of the questions asked at the AGM and the answers given, together with the results of resolutions put to the AGM.

## Financial reporting and going concern

The Directors have acknowledged their responsibilities in relation to the financial statements in the Statement of Directors' Responsibilities in Respect of the Accounts (see page 29). After making appropriate enquiries, the Directors consider that the Company has adequate resources to continue in operational existence for the foreseeable future and therefore have continued to adopt the going concern basis in preparing the accounts.

## Oversight of internal controls and risk management

The Board has overall responsibility for the Group's system of internal controls and for reviewing its effectiveness. The system of internal controls is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. The Board considers risk assessment and controls to be fundamental to achieving its corporate objectives within an acceptable risk/reward profile. Throughout 2004, and up until the date of this report, there has been in place an ongoing process for identifying, evaluating and managing significant risks within the Group's control which accords with the guidance set out in the "Turnbull Report" – Internal Control: Guidance for Directors on the Combined Code Annexed to the Combined Code. The effectiveness of the Group's system of internal controls is reviewed at least annually by the Board.

Below Board level, the management of risk within the Group is governed by two audit committees (the HHG Audit Committee, the role of which is described earlier, and the Henderson Audit Committee, which is chaired by John Roques, a Non-Executive Director, and focuses specifically on Henderson Global Investors' internal control issues), and Business Unit Risk Committees, which are management committees, chaired by and consisting of senior managers. The Henderson Audit Committee has recently been discontinued so that the HHG Audit Committee is now the only Board audit committee within the Group.

The purpose of the Business Unit Risk Committees, which normally meet monthly, is to provide leadership and oversight of risk management, to maintain effective governance structures and to advise the relevant Board on risk management policies and risk appetite. They maintain a forum for the management and resolution of all significant regulatory and compliance issues and constructively challenge the relevant business to demonstrate that risks have been identified, prioritised and appropriately addressed and to recommend improvements as required. Their activities are overseen by the HHG Risk Committee, a management committee chaired by and consisting of senior managers, which meets at least quarterly.

Day-to-day management of risk is the responsibility of the Group's line management. The risk management function works closely with management to maintain a risk and control self-assessment process, an incident reporting process and the provision of management information to the Audit Committee and the Business Unit Risk Committees. The compliance function works with the risk management function and the business units to ensure that all regulatory risks have been understood and are being effectively managed.

Additional assurance is provided by the internal audit function, which operates and reports independently of the governance functions.

# Report on Directors' Remuneration

## Introduction

The Directors' Remuneration Report of the Company contains the following information:

- a description of the role of the Company's Remuneration Committee;
- a summary of the remuneration policy of the Group including a statement of the Company's policy on Directors' remuneration;
- details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;
- details of the share options and awards under long-term incentive schemes held by the Directors; and
- details of each Director's interest in ordinary shares in the Company.

The Company's remuneration policy and remuneration arrangements for its Executive Directors have applied since the Demerger from AMP and the Company's listing on 23 December 2003 and were disclosed in the Listing Particulars dated 27 November 2003.

## Corporate Governance

This Report has been prepared in accordance with the Directors' *Remuneration Report Regulations 2002 (the Regulations) under the* UK Companies Act 1985. The report also meets the requirements of the Listing Rules of the UK Listing Authority and the relevant provisions of the Companies Act 1985. It also sets out how the principles of the Combined Code relating to Executive Directors' remuneration are applied by the Group.

A resolution will be put at the AGM on 9 June 2005 inviting shareholders to consider and approve this Report.

## Membership and responsibilities of the Remuneration Committee

### Role of the Remuneration Committee

The Remuneration Committee reviews and approves, where appropriate, the Group's remuneration and compensation plans, policies and practices. Its duties are to:

- review and recommend to the Board the Company's remuneration protocols and practices, which are performance based and aligned with the Company's vision, values and overall business objectives;
- determine annually the remuneration of the Board Chairman, the Chief Executive and his direct reports, including Executive Directors;
- approve the terms and conditions of employment and other contractual matters relating to the Group's executive management team; and
- approve the policy and terms of the Group's employee and executive share incentive plans.

The full terms of reference of the Remuneration Committee are available at www.hhg.com and on request from the Company Secretary.

No Director or member of the Group's executive management team is involved in any decision as to his own remuneration.

### Membership

The Remuneration Committee consists entirely of independent Non-Executive Directors. In 2004, it comprised Sir William Wells (Committee Chairman), Peter Costain, Anthony Hotson and Gerald Aherne. The Board Chairman and the Chief Executive may attend meetings of the Remuneration Committee at the Remuneration Committee's invitation, save that they may not attend if their own remuneration is under consideration.

### Meetings

The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

Internal support is provided to the Remuneration Committee by the Company Secretary and also by the Director of Human Resources, who is invited to attend and speak at meetings, except when his own remuneration is under consideration.

The Committee Chairman and the Chief Executive make recommendations on matters relating to the remuneration of the Executive Directors, who report to the Chief Executive. The Board Chairman is consulted in relation to the remuneration of all Executive Directors.

The Committee met seven times in 2004. Those meetings were fully attended by committee members.

### Advisers

During the year, where considered appropriate, the Remuneration Committee took advice on technical aspects of compensation policy from independent external consultants appointed by the Remuneration Committee. These were Towers Perrin, a specialist remuneration consulting firm who provided advice on executive pay and share plan issues, and Watson Wyatt LLP, who provided advice on pensions issues to the Group. Tillinghast, a sister company of Towers Perrin, provided general management consulting and valuation advice to the Group.

Additional remuneration survey data published by McLagan Partners was presented to the Remuneration Committee and advice on bonus arrangements was taken from MM&K Limited.

## Policy Statement

### Reward policy

The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice and so the policy is subject to change. The Remuneration Committee has instructed Towers Perrin to advise on remuneration policy for the Company assuming the Life Services business is sold but as it is necessary to have incentive schemes in place for the current year it has decided to retain the existing arrangements for 2005.

The Company's remuneration framework is designed to be market competitive and specifically to motivate employees to improve individual and corporate performance, retain key employees and align employee actions with the interests of shareholders.

It is based on a total reward approach designed to deliver top quartile pay for top performance. There are three key components:

- basic salary – within appropriate market range;
- annual bonus – paid under a short-term incentive (STI) plan where individuals have the opportunity to receive a bonus based on business and individual performance against targets; and
- long-term incentive – performance-based for senior executives and certain professionals such as key senior fund managers.

### Performance graph

The Companies Act 1985 requires the report to include a performance graph comparing the Group's total shareholder return (TSR) performance against that of a broad market index. The graph below shows the Company's ordinary share price movement and compares this against the movement in the FTSE 250 index. The graph starts from 23 December 2003, being the date on which the Company's shares were admitted to trading on the London Stock Exchange (LSE), and ends on 31 December 2004. The FTSE 250 was selected as the most appropriate broad market index since the Company is a constituent member and because it is a widely recognised performance benchmark for UK companies of a similar market capitalisation to that of the Group. The graph shows that the Company outperformed the FTSE 250 index over this period.

**HHG PLC relative to FTSE 250**



Price (pence)
60
55
50
45
40
35
30
HHG PLC
FTSE 250
23 Dec 03
31 Mar
30 Jun
30 Sep
31 Dec 04

## Executive Directors' Remuneration: individual elements

### Overall structure

Executive Directors' remuneration comprises: basic salary, annual bonus, pension benefits, benefits in kind and the opportunity to participate in Group-wide incentive schemes, such as the HHG PLC Long-Term Incentive Plan (LTiP), the HHG PLC Restricted Share Plan (RSP) and the HHG PLC Sharesave Scheme. The LTIP and the annual bonus are performance related and the Remuneration Committee regards them as key elements in the Executive Directors' remuneration packages. The Scheme is available to all employees and is not performance related. As set out in the UK Listing Particulars, awards to Executive Directors under the RSP will only be made in exceptional circumstances and may be subject to performance conditions.

### Performance linkage

Each element of the Executive Directors' reward package supports the achievement of key business measures as illustrated in the table below:

| Element | Structure | Purpose | Performance measure |
|---|---|---|---|
| Basic salary | Fixed | Reflects the competitive market rate for the job, the individual's contribution and prior contractual arrangements | Individual performance |
| Annual bonus | Variable | Rewards the delivery of operational goals and financial targets | Return on capital, operating profit, pre-tax and corporate cash flow against target and other operational objectives |
| Long-term incentive | Variable | Supports superior business performance in relation to competitor companies; aligns executives with shareholders' interests | Relative TSR |

The Remuneration Committee intends that, for target levels of performance, at least 60% of total compensation (excluding pension) should be performance related. The expected value of awards made under the LTIP was calculated by our advisers, Towers Perrin, using a proprietary methodology. Its methodology considers TSR rank at which payment begins, the payment level at this threshold, the maximum payment under the plan and the rank at which this maximum is achieved. The methodology also takes into account the correlation of the Company's stock with those companies in the peer group, starting from the premise that the value of the shares awarded at the end of the performance period is correlated with the TSR ranking. The Committee is satisfied that this structure constitutes a well considered overall plan for Executive Directors' remuneration. It is kept under regular review to take account of changing circumstances. Incentive payments are not taken into account for pension purposes.

In 2004, remuneration arrangements had a higher proportion of fixed pay than for other investment management companies, reflecting the fact that the Group was not a pure fund management business and included the Life Services businesses, Towry Law and other interests. These arrangements were unchanged from 2003. The Remuneration Committee, using independent external advisers, has recently reviewed the levels of remuneration for the Executive Directors pending the proposed sale of the Life Services business and the resultant organisational changes, to ensure the remuneration continues to reflect the market in which the Group will operate.

### Basic salary

The Remuneration Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both salaries within a comparator group of financial institutions based on external independent advice and of individual performance. The Remuneration Committee considers that exceptional performance, whether individual or corporate, should be rewarded through bonus and incentive schemes rather than basic salary.

Salaries are reviewed annually for each Executive Director, with effect from 1 April. Current salaries, which are unchanged since the Demerger on 23 December 2003, are as follows:

| | | |
|---|---|---|
| R.P. Yates | Chief Executive | £600,000 per annum |
| N.T. Hiscock | Chief Financial Officer | £300,000 per annum |
| I.W. Laughlin | Managing Director, Life Services | £275,000 per annum |

**Annual bonus**
At the discretion of the Remuneration Committee, each Executive Director may receive a cash bonus subject to the achievement of individual and corporate performance targets established by the Remuneration Committee. Payment of bonuses (if any) will be made to the relevant Executive Director annually, usually in March, conditional upon achievement of the performance targets in the preceding calendar year. The bonus range is zero to a specified maximum with target being the midpoint. The maximum bonus entitlement is based on a percentage of annual basic salary. Maximum entitlements for 2005 performance are unchanged from 2004 and are 200% of salary for the Chief Executive, 150% of salary for the Chief Financial Officer and 150% of salary for the Managing Director, Life Services.

For each Executive Director, the corporate performance targets relate to both Company performance measures as set out in the Performance linkage section and performance measures for individual businesses. The Henderson Global Investors' performance measures were operating profit pre-tax, net external fund flow and investment performance. The Life Services performance measures were operating profit pre-tax, embedded value, expenses and realistic free assets.

In 2004, for each of the Executive Directors, the individual component was based on achievement against individual performance agreements approved by the Remuneration Committee. These agreements set out objectives relating to factors such as achievement of strategic milestones; relationships with the Board, regulators and investors; customer management; employees and risk management.

The Remuneration Committee will review the performance of each Executive Director on an annual basis against these corporate targets.

The Remuneration Committee has examined proposals to introduce a deferral to part of the annual STI bonus paid to Executive Directors. Such deferred amounts would be held in trust, normally for a minimum fixed period, before being released. Such proposals are expected to be introduced during 2005.

***Long-term incentives***
Under the LTIP, the Remuneration Committee may make awards to Executive Directors up to a maximum number of ordinary shares determined by the Remuneration Committee at the date of grant. Vesting of awards is conditional on the achievement of a performance target (see below) measured over a three year period and the Executive Director's continued employment during the performance period. The primary performance measure is TSR, which the Committee believes provides executives with a strong alignment to shareholders' interests. However, for all awards, the Remuneration Committee must be satisfied that the Company's TSR performance reasonably reflects its underlying financial performance over the performance period.

The Company made awards under the LTIP to Executive Directors in April 2004. The aggregate market value of the ordinary shares (averaged over the three month period immediately prior to the date of grant) capable of being acquired under these awards was equivalent to 250% of salary in the case of the Chief Executive and 160% of salary in the cases of the Chief Financial Officer and the Managing Director, Life Services.

Awards granted to the Life Services business employees (including the Managing Director) will become exercisable on completion of the sale of the Life Services business, subject to meeting performance targets.

Whilst the awards would normally be exercisable at the end of a three year performance period, the Remuneration Committee considered it appropriate, in the circumstances of the sale of the Life Services business and the return of capital to shareholders, to allow part of the awards granted to employees of the remaining group after the sale of the Life Services business to vest. They took into account the fact that the return of capital achieves an accelerated release of capital from the Life Services business and that after completion of the sale of the Life Services business the remaining group will be smaller, with a different business to that which it had been when the awards were granted. Therefore, the Remuneration Committee determined that two thirds of the 2004 LTIP awards will become exercisable for these employees if the sale of the Life Services business completes and the return of capital is approved by the court. This part of the award will be subject to the application of the TSR performance condition up to the completion of the sale which will determine how many of the shares comprised in the two thirds part can be acquired on exercise. The remaining one third of the 2004 LTIP awards will continue to be held subject to the balance of the three year performance period and subject to the satisfaction of the TSR performance condition over that period.

In the case of both the Life Services business and other employees, the awards will be exercisable for six months from the date of vesting, and if not exercised in this period, will lapse.

The proportion of the 2004 LTIP awards that will be exercisable following the sale of the Life Services business and return of capital will be determined by reference to the growth in the Company's TSR over the period commencing 1 January 2004, compared to that achieved over the same period by the companies in the FTSE 250 index at the date of grant. If the Company's TSR performance at the vesting date is below the 50th percentile, none of the shares awarded will vest. If the Company's TSR performance is at the 50th percentile, 35% of the shares awarded will vest and if it is at the 75th percentile, 100% of the shares awarded will vest. Vesting between these two points will be calculated on a straight line basis. An independent adviser will verify relative TSR performance. Similarly, the one third of the 2004 LTIP awards that do not vest as a result of the completion of the sale of the Life Services business and the return of capital will continue to be subject to the TSR performance measure. In this case, performance will be measured over the three year period commencing 1 January 2004.

The Remuneration Committee intends to make annual awards under the LTIP for Executive Directors in 2005.

The Committee has also determined that, over time, each Executive Director should be required to maintain a target shareholding of ordinary shares in the Company, equivalent to 100% of base salary, in order to align the interests of Executive Directors more closely with those of shareholders. This is expected to be achieved mainly through vesting of awards under the LTIP.

**All-employee share schemes**
Executive Directors are eligible to participate in the Company's all-employee Sharesave Scheme on the same terms as other employees.

The Sharesave Scheme, a savings related share option scheme, is available to all employees. This Sharesave Scheme operates within specific UK tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract) and exercise of the option is not subject to satisfaction of a performance target since this is an all-employee scheme.

The Henderson Share Incentive Plan (SIP) is an all-employee scheme that operates within specific UK tax legislation and was established following shareholder approval at the 2004 AGM. The SIP represents a further opportunity for Henderson Global Investors employees to increase their share ownership, which is an important tool in attracting and retaining staff in the asset management industry. Executive Directors are not eligible to participate in the SIP.

The SIP enables participants to acquire ordinary shares out of deductions from gross salary, for which the Company may provide matching shares. The SIP also allows for annual awards of free shares.

### Pensions

Retirement benefits are designed to be both market competitive and cost effective. The Company is the sponsoring employer of the HHG Staff Pension Scheme (the Scheme), which has both defined benefit sections (closed to new members) and defined contribution sections. As a result of the statutory cap on earnings, the Company also has unapproved pension arrangements, which apply to certain current and former Group employees. In addition, the Group has pension arrangements in place for its non-UK-based employees, which are in line with market conditions in those regions.

The Executive Directors participate in non-contributory sections of the Scheme providing Scheme benefits on either a defined benefit or defined contribution basis, depending on the date the Executive Director joined the Scheme. The Chief Executive is entitled to a pension accruing at 1/30th of uncapped pensionable salary, being the greater of £750,000 or his basic salary at the time of leaving pensionable service with the Company, for each year of pensionable service. The Scheme will provide the Chief Executive with a pension of 1/30th of pensionable salary in respect of pensionable salary below the earnings cap imposed by the Finance Act 1989 for each year of pensionable service. The earnings cap for 2004/2005 is £102,000. In addition, the Chief Executive participates in an unfunded unapproved retirement benefits scheme which will provide the balance of his pension entitlement. The Chief Financial Officer is entitled to a pension accruing at 1/45th of pensionable salary up to the earnings cap for each year of pensionable service under the Scheme. Since 23 December 2003, the Chief Financial Officer has participated in an unfunded unapproved pension arrangement to provide benefits in respect of his pensionable earnings above the earnings cap. The Managing Director, Life Services has participated in the money purchase section of the Scheme from 23 December 2003. He receives a credit to his money purchase account of 51% of the earnings cap which Watson Wyatt LLP has confirmed is in line with current Inland Revenue limits and broadly comparable to the contribution rate required to fund a pension accruing at 1/30th of the earnings cap for each year of service.

### Other benefits and benefits in kind

The Executive Directors are contractually entitled to a lump-sum life assurance benefit of four times salary, permanent health insurance and medical insurance. The Chief Financial Officer and the Managing Director, Life Services are each entitled to a car allowance of £11,000 per annum.

The Executive Directors also benefit from indemnity arrangements in respect of their services as Directors, and Directors and officers' insurance, under separate Deeds of Indemnity.

### Contracts and termination provisions

The Company's policy is to employ Executive Directors on one year rolling contracts although, in exceptional circumstances on recruitment, longer initial terms may be approved by the Remuneration Committee. To date, it has not exercised this right. The Remuneration Committee will, consistent with the best interests of the Company, seek to minimise termination payments.

The Executive Directors have service agreements terminable on not less than 12 months' written notice by the Company or on not less than six months' written notice by the relevant Executive Director.

The service agreements allow the Company to suspend the Executive Directors from their duties at any time after notice has been given by either party provided they continue to receive full pay. Under certain circumstances (e.g. serious misconduct), the Company may terminate employment immediately with no liability to make any further payment (other than amounts accrued to the date of termination).

There are no other provisions for compensation payable on early termination in the above contracts. In relation to their participation in incentive related pay, Executive Directors are subject to the rules of the LTIP in the same manner as other participants.

## Chairman and Non-Executive Directors

The remuneration of the Board Chairman is determined by the Chairman of the Remuneration Committee and the other Non-Executive Directors, and for other Non-Executive Directors is determined by the Chairman and the Executive Directors on the basis of external independent advice. The Board Chairman and Non-Executive Directors serve the Company under letters of appointment which are terminable by the Company on one month's notice without liability for compensation; they do not have service agreements. It is the Company's policy that the Board Chairman and Non-Executive Directors do not participate in any of the Group's bonus, incentive or pension schemes, nor are they entitled to any retirement benefits. Under their respective letters of appointment:

(a) the annual fee payable to each Non-Executive Director (other than the Board Chairman and the Audit and Remuneration Committee Chairmen) is £40,000;

(b) the Board Chairman's annual fee is £150,000. He is also entitled to a fee of £1,000 for travel expenses;

(c) Rupert Pennant-Rea was appointed as Non-Executive Chairman of the Company with effect from 1 March 2005. His fees are £150,000 per annum (inclusive of all other fees as a director or officer);

(d) Duncan Ferguson is entitled to additional fees of £7,500 as Chairman of London Life. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at meetings of various subsidiary boards and committees of which he is a director or member, where such attendance is required on days other than Board meeting days;

(e) John Roques is entitled to additional fees of £5,000 per annum as Chairman of the Audit Committee and £2,500 per annum as Chairman of the Henderson Board Audit Committee. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at the meetings of the boards of Towry Law plc and Henderson Global Investors (Holdings) plc of which he is a director, where such attendance is required on days other than Board meeting days;

(f) Anthony Hotson's appointment letter has been varied to confirm the cessation of his appointment as Chairman of London Life with the corresponding reduction in fees, with effect from 10 September 2004. He is entitled to additional fees of £7,500 as Chairman of Towry Law plc. He is also entitled to fees of £500 per half day and £1,000 per whole day for attendance at meetings of various subsidiary boards and committees of which he is a director/committee member; and

(g) Sir William Wells' appointment letter has been varied to confirm that he will remain as a Non-Executive Director until a date on or before the 2005 AGM on an annual fee of £50,000 including £5,000 per annum for his role as Senior Independent Director from 25 March 2004.

## Tables

The following tables on pages 25 to 27 provide greater detail in respect of each of the Directors' and former Directors' emoluments, pension entitlements and share interests, which have been audited by the Company's auditors.

**Directors' emoluments in 2004**

The emoluments (cash payments and benefits in kind, but not including any pension and equity incentive award) of the Directors of the Company in respect of the period for which they were in office in the relevant year, including their remuneration in respect of subsidiary undertakings, comprised:

| | Salary and fees £'000[1,2] | Benefits in kind £'000[3] | Annual cash bonus £'000 | Current employment arrangement £'000 | Legacy arrangements[4] £'000 | 2004 Total £'000 | 2003 Total from appointment £'000 | 2003 Annualised £'000 |
|---|---|---|---|---|---|---|---|---|
| **Chairman** | | | | | | | | |
| Sir Malcolm Bates (Chairman and Non-Executive Director) | 151 | – | – | 151 | – | **151** | 110 | 110 |
| **Executive Directors** | | | | | | | | |
| R.P. Yates (Chief Executive) | 601 | 25 | 800 | 1,426 | 1,363 | **2,789** | 590 | 1,096 |
| N.T. Hiscock | 314 | 2 | 306 | 622 | 375 | **997** | 136 | 350 |
| I.W. Laughlin | 286 | 6 | 412 | 704 | 301 | **1,005** | 537 | 547 |
| **Non-Executive Directors** | | | | | | | | |
| P.J. Costain | 44 | – | – | 44 | – | **44** | 44 | 44 |
| A.C. Hotson | 73 | – | – | 73 | – | **73** | 55 | 55 |
| Sir William Wells | 50 | – | – | 50 | – | **50** | 42 | 42 |
| J. Roques (appointed 14 January 2004) | 46 | – | – | 46 | – | **46** | – | – |
| D. Ferguson (appointed 1 July 2004) | 24 | – | – | 24 | – | **24** | – | – |
| G. Aherne (appointed 1 October 2004) | 10 | – | – | 10 | – | **10** | – | – |
| R. Pennant-Rea (appointed 1 October 2004) | 10 | – | – | 10 | – | **10** | – | – |
| **Former Non-Executive Directors** | | | | | | | | |
| R.P. Handley (resigned 21 May 2004) | 13 | – | – | 13 | – | **13** | 14 | 14 |
| A.M. Mohl (resigned 2 February 2004) | 4 | – | – | 4 | – | **4** | 1 | 1 |
| **Total** | 1,626 | 33 | 1,518 | 3,177 | 2,039 | **5,216** | 1,529 | 2,259 |

Notes

1. There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.
2. Emoluments of all Directors are stated with effect from 1 January 2004 or the date of appointment, if later. The final column in the table above represents the annualised cost for 2003.
3. The non-cash elements of the Executive Directors' remuneration packages (disclosed in the table above as benefits in kind) consist of the provision of life assurance and private medical insurance.
4. Executive Directors received retention payments in respect of the Demerger. The cost of these payments was met by AMP. For the Chief Executive, Chief Financial Officer and Managing Director, Life Services, these were £1,100,001, £300,000 and £213,320 respectively.

   From 23 December 2003, the Executive Directors ceased to be eligible for further awards under the Henderson Long-Term Value Sharing Incentive Plan (HLTVSIP). Under the HLTVSIP, the Chief Executive and the Chief Financial Officer received awards of phantom equity units in substitution for part of their bonus for the year ended 31 December 2000, together with matching units entitling them to receive cash payments on satisfaction of various performance targets relating to return on capital and continued employment, payable over three years with the first payment having been made in January 2004 (in respect of 2000 performance). For the Chief Executive and Chief Financial Officer these were £262,686 and £74,720 respectively.

   The Managing Director, Life Services, received a one-off payment of £50,000 and other miscellaneous payments of £37,554 in respect of the cessation of certain expatriate benefits to which he was previously entitled when employed by AMP.

**Long-term incentives**

*(a) Pensions*

In accordance with the Regulations, the tables below show the Company's and members' contributions, the increase in accrued entitlement during the year and the accrued entitlement at the end of the year.

*(b) Directors' pension entitlements*

(i) Defined benefit

The following table gives details of the accrued pension benefit at 31 December 2004 (or retirement, if earlier) for Directors who have participated in the defined benefits section of the UK Scheme during the year to 31 December 2004. The final column represents the Company's funding obligations for 2004.

| | Service at 31/12/2004 | Accrued benefit at 31/12/2004 £'000 | Additional pension earned during year to 31/12/2004 £'000 | Transfer value of accrued benefit at 31/12/2004 ('A') £'000 | Transfer value of accrued benefit at 31/12/2003 ('B') £'000 | The amount of (A-B) less contributions made by Directors during 2004 £'000 |
|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | |
| R.P. Yates (Chief Executive) | 5 years 3 months | 131 | 53 | 1,305 | 724 | 581 |
| N.T. Hiscock | 12 years 8 months | 33 | 7 | 352 | 266 | 86 |
| **Total** | | 164 | 60 | 1,657 | 990 | 667 |

(ii) Defined contribution

The following table gives details of the pension contributions paid or payable by the Company into defined contribution arrangements for the year to 31 December 2004.

| | 2004 Employer contributions £'000[1] | 2003 Employer contributions £'000[1] |
|---|---|---|
| **Executive Director** | | |
| I.W. Laughlin | **51** | 30 |
| **Total** | **51** | 30 |

Note

1. The pension contributions and accrued benefits shown are for the full calendar year 2004 and 2003 respectively.

(iii) Directors' share interests
At 31 December 2004 (or date of resignation, if earlier) and at 31 December 2003 (or date of appointment, if later) the Directors had the following beneficial interests in shares in the Company:

| | (23 March 2005) or retirement | 31 December 2004 or resignation | 31 December 2003 or appointment |
|---|---|---|---|
| **Chairman** | | | |
| Sir Malcolm Bates (Chairman and Non-Executive Director – retired 28 February 2005) | 107,649 | **107,649** | 107,649 |
| **Executive Directors** | | | |
| R.P. Yates (Chief Executive) | 600,692 | **600,692** | 400,692 |
| N.T. Hiscock | 70,954 | **70,954** | 10,891 |
| I.W. Laughlin | 60,291 | **60,291** | 60,291 |
| **Non-Executive Directors** | | | |
| P.J. Costain (retired 28 February 2005) | 102,431 | **102,431** | 102,431 |
| A.C. Hotson | 45,700 | **45,700** | 45,700 |
| Sir William Wells | 104,077 | **104,077** | 104,077 |
| J. Roques (appointed 14 January 2004) | 25,000 | **25,000** | – |
| D. Ferguson (appointed 1 July 2004) | 25,000 | **25,000** | – |
| G. Aherne (appointed 1 October 2004) | 50,000 | **50,000** | – |
| R. Pennant-Rea (appointed 1 October 2004) | – | – | – |
| **Former Non-Executive Directors** | | | |
| R.P. Handley (resigned 21 May 2004) | 106,294 | **106,294** | 6,294 |
| A.M. Mohl (resigned 2 February 2004) | 478,799 | **478,799** | 478,799 |
| **Total** | 1,776,887 | **1,776,887** | 1,316,824 |

*(c) Directors' interests in share awards*
The following table shows the Executive Directors' interests in the LTIP:

| | Interests at 31 December 2003 | | | Awards made during year | | | |
|---|---|---|---|---|---|---|---|
| | Sharesave | Maximum LTIP award | Target LTIP award | Sharesave[1] | Maximum LTIP award[2,3] | Target LTIP award[4] | Interests at 31 December 2004 |
| R.P. Yates (Chief Executive) | – | – | – | 22,656 | 3,288,031 | 1,377,685 | **3,310,687** |
| N.T. Hiscock | – | – | – | 22,656 | 1,052,170 | 440,859 | **1,074,826** |
| I.W. Laughlin | – | – | – | 22,656 | 964,489 | 404,121 | **987,145** |
| **Total** | – | – | – | 67,968 | 5,304,690 | 2,222,665 | **5,372,658** |

Notes
1. Under the Sharesave, after 36 monthly contributions of up to £250, Sharesave participants may exercise their options to acquire HHG shares at an issue price of 41.6 pence per share. The option price was set at a 20% discount to the closing mid market value on 2 April 2004.
2. This is the number of shares initially awarded. The number of shares was based on the three month average market value of the shares prior to the date of award, 2 April 2004. The average market price on which the awards were based was 45.62 pence.
3. Although the award was granted with a three year cycle (1 January 2004 – 31 December 2006), as discussed in the Long-term incentives section for Remaining Group employees, two thirds will vest on the sale of the Life Services business, with the remaining one third award subject to the three year cycle. Awards granted to Life Services employees (including the Managing Director, Life Services) will become exercisable on completion of the sale of the Life Services business. All vesting is subject to meeting performance targets. On exercise, awards will be satisfied by the transfer to participants of shares purchased on market by the LTIP trustee.
4. This number reflects the number of shares to be exercisable on the vesting date, based on an expected level of achievement of the TSR performance target (41.9%) at the time of award.

# Additional Remuneration Information

Disclosure of non-Director executive remuneration is not required either by UK laws that apply to the Company or by UK corporate governance or best practice guidelines, nor is it market practice in the UK for this information to be disclosed. The Principles of Good Corporate Governance and Best Practice Recommendations issued by the Australian Stock Exchange Corporate Governance Council in Australia recommend certain information to be disclosed about the remuneration of the five highest paid non-Director executives. Details of the remuneration of each individual and the value of the component parts of their remuneration have not been disclosed, to ensure that these details do not become available to the Company's competitors in the UK as the Company considers this information to be commercially sensitive.

The five highest paid non-Director executives during 2004 were:

| Name | Position |
|---|---|
| Ian Buckley | Chief Investment Officer – Henderson Global Investors |
| Mike Clare | Henderson Global Investors Managing Director, UK and Asia |
| Jonathan Moss | Finance Director – Life Services |
| Steven O'Brien | Group General Counsel |
| Simon Smith | HHG Director of Finance and Tax |

Together with the three Executive Directors, Messrs Clare, Moss and O'Brien form the HHG Executive management team. The aggregate annual remuneration for the five executives listed above was £3,982,009, of which £1,373,700 was for retention bonuses paid by AMP as part of the terms of the Demerger and £2,608,309 relates to their normal remuneration package made up of the following:

- basic salary;
- a discretionary annual bonus, which is dependent on stipulated Company, business unit and individual performance measures;
- Company non-contributory (i.e. the employee does not contribute and the company bears all the costs) pension plan in either a defined benefit or defined contribution section of the plan; and
- other benefits including private medical insurance, permanent health insurance, car allowance, season ticket loans and life assurance.

During 2004, the role of Chief Investment Officer was made redundant and Ian Buckley will leave the Group in 2005.

In April 2004, the Remuneration Committee made awards to non-Director executives under the LTIP as described on page 23. In 2004, the aggregate market value of the ordinary shares (averaged over the three month period immediately prior to the date of grant) capable of being acquired by any non-Director executive under these awards is a maximum of 125% of salary depending on the role and responsibilities of the relevant executive. The vesting criteria set out on page 23 will apply to these awards. The executives were awarded 2,433,688 shares under the LTIP in April 2004, the vesting of which is described in the Long-term incentives section. Jonathan Moss is an employee of Life Services and the whole of his LTIP award (subject to the performance criteria being met) will vest on completion of the sale of the Life Services business.

Non-Director executives are entitled to participate in the Sharesave Scheme. Executives employed by Henderson Global Investors are also able to participate in the SIP as described on page 23.

Non-Director Executives may also be invited to participate in the Deferred Equity Plan under which participants receive part of their annual bonus in the form of the Company's shares or an interest in an investment fund at the end of a specified restricted period, subject to the executive continuing to be employed with the Group. The restricted period will normally be two or three years, but cannot be less than one year or more than five years. The investment fund will be units in a UK authorised unit trust, ordinary shares in an investment trust company, shares in the capital of an open-ended investment company or shares in the capital of a societe d'investissement (in all cases the assets of which are managed by a company in the Group).

The structure of the remuneration packages for non-Director executives is designed to support the achievement of the same key measures as for Executive Directors (as set out on page 22), and to ensure that executive pay complies with the Board's remuneration policy (as described on page 21).

# Statement of Directors' Responsibilities in Respect of the Accounts

Company law requires the Directors to prepare accounts for each financial year, which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that year. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. The Directors are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

# Independent Auditors' Report

We have audited the Group's accounts for the year ended 31 December 2004 which comprise the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Group Operating Profit to Profit on Ordinary Activities Before Taxation, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Accounting Policies and the related notes 1 to 38. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Report on Directors' Remuneration that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

## Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report, including the accounts, which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the accounts.

Our responsibility is to audit the accounts and the part of the Report on Directors' Remuneration to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited accounts. This other information comprises the Financial Highlights, Chairman's Statement, Chief Executive's Statement, Operational and Financial Review, Board of Directors, Directors' Report, Corporate Governance Statement and the unaudited part of the Report on Directors' Remuneration, Additional Remuneration Information and Shareholder Information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

## Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board.

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Report on Directors' Remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Report on Directors' Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Report on Directors' Remuneration to be audited.

## Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the accounts and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.



**Ernst & Young LLP**
Registered Auditor
London

22 March 2005

# Consolidated Profit and Loss Account

## Technical account for general insurance business

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| Allocated investment return transferred from the non-technical account | 5.2 | **4** | 3 |
| **Total technical income** | | **4** | 3 |
| Claims paid: | | | |
| Gross amount | | **(65)** | (45) |
| Reinsurers' share | | **40** | 39 |
| Net claims paid | | **(25)** | (6) |
| Change in the provision for claims: | | | |
| Gross amount | 24.2 | **72** | 59 |
| Reinsurers' share | 24.2 | **(45)** | (54) |
| Change in the net provision for claims | | **27** | 5 |
| **Claims incurred, net of reinsurance** | | **2** | (1) |
| Net operating expenses | 2.1 | **2** | 5 |
| Change in equalisation provision | 1.1 | **3** | 2 |
| | | **5** | 7 |
| **Total technical credits** | | **7** | 6 |
| **Balance on the technical account – general business** | | **11** | 9 |

All activities relate to discontinued operations.

## Technical account for long-term business

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| Gross premiums written | 4.1 | **972** | 1,664 |
| Outward reinsurance premiums | | **(5)** | (6) |
| **Earned premiums, net of reinsurance** | 4.2 | **967** | 1,658 |
| Investment income | 5.1 | **1,412** | 1,405 |
| Unrealised gains on investments | 5.1 | **799** | 979 |
| Other technical income | | **2** | 13 |
| **Total technical income** | | **3,180** | 4,055 |
| Gross claims paid | | **(3,504)** | (4,210) |
| Reinsurers' share | | **13** | 41 |
| Net claims paid | | **(3,491)** | (4,169) |
| Change in the gross and net provision for claims | 24.3 | **36** | (42) |
| **Claims incurred, net of reinsurance** | | **(3,455)** | (4,211) |
| Change in gross long-term business provision (note 22.10) | | **485** | 2,008 |
| Change in reinsurers' share | | **(3)** | (34) |
| Change in long-term business provision, net of reinsurance | | **482** | 1,974 |
| Change in technical provision for linked liabilities, net of reinsurance | | **134** | (440) |
| **Change in other technical provisions, net of reinsurance** | | **616** | 1,534 |
| Net operating expenses | 2.1 | **(190)** | (305) |
| Investment expenses and charges | 5.1 | **(64)** | (1,006) |
| Other technical charges | 2.2 | **–** | (23) |
| Taxation charge attributable to the long-term business | 6.1 | **(57)** | (71) |
| Allocated investment return transferred (to)/from the non-technical account | 5.2 | **(2)** | 8 |
| Transfer from/(to) the fund for future appropriations | 21 | **10** | (182) |
| | | **(303)** | (1,579) |
| **Total technical charges** | | **(3,142)** | (4,256) |
| **Balance on the technical account – long-term business** | 4.8 | **38** | (201) |
| Taxation attributable to the balance on long-term business technical account | 6.1 | **19** | (13) |
| **Profit/(loss) on long-term business operations before taxation** | | **57** | (214) |

All activities relate to continuing operations.

The table below provides a reconciliation between the analysis used in the segmental information in the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and in note 3 of this report and the Profit/(loss) on long-term business operations before taxation above:

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| Operating profit before taxation excluding minority interests, based on longer term investment return before operating exceptionals, amortisation of goodwill and acquired PVIF – Life Services | 3.2 | **51** | 89 |
| Operating profit before taxation attributable to minority interests | | **6** | – |
| Amortisation of acquired PVIF[1] | 2.2 | – | (6) |
| Impairment of acquired PVIF[1] | 2.2 | – | (27) |
| Other operating exceptional costs[1] | 22.10 | – | (270) |
| **Profit/(loss) on long-term business operations before taxation** | | **57** | (214) |

Note
1. In 2003, amortisation and impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

## Non-technical account

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Balance on the general insurance business technical account** | | | |
| Discontinued operations | | **11** | 9 |
| **Balance on the long-term business technical account** | | | |
| *Continuing operations* | 4.8 | **38** | (201) |
| Tax credit/(charge) attributable to balance on long-term business technical account | 6.1 | **19** | (13) |
| **Shareholders' pre-tax profit/(loss) from long-term business** | | **57** | (214) |
| Investment income | 5.1 | **53** | 27 |
| Allocated investment return transferred from/(to) the long-term business technical account – continuing operations | 5.2 | **2** | (8) |
| Unrealised gains/(losses) on investments – continuing operations | 5.1 | **2** | (148) |
| Share of operating profit in associates | 13.4 | **1** | 2 |
| Impairment of goodwill arising on acquisition of associates | | **–** | (9) |
| Profit/(loss) from interest in associates – discontinued operations | | **1** | (7) |
| Investment expenses and charges | 5.1 | **(8)** | (78) |
| Allocated investment return transferred to the general business technical account – discontinued operations | 5.2 | **(4)** | (3) |
| Other income (note 8) | | **80** | 85 |
| Other charges | 2.2 | **(113)** | (530) |
| Group operating profit/(loss) based on longer term investment return | | **82** | (847) |
| Short-term fluctuation in investment return | 5.2 | **(2)** | (13) |
| Profit/(loss) from interest in associates | | **1** | (7) |
| **Profit/(loss) on ordinary activities before non-operating exceptional items and taxation** | | | |
| *Continuing operations* | | **109** | (862) |
| Discontinued operations: | | | |
| General insurance business | | **7** | 6 |
| Other businesses | | **(35)** | (11) |
| | | **81** | (867) |
| Non-operating exceptional items – (losses)/profits on disposal/termination of businesses | 9 | **(34)** | 3 |
| **Profit/(loss) on ordinary activities before taxation** | | **47** | (864) |
| Taxation (charge)/credit on profit/(loss) on ordinary activities | 6.1 | **(5)** | 17 |
| **Profit/(loss) on ordinary activities after taxation** | | **42** | (847) |
| Minority interests | | **(4)** | – |
| **Profit/(loss) for the year attributable to members of the parent company** | | **38** | (847) |
| Preference dividend on non-equity shares | 11 | **–** | (1) |
| **Retained profit/(loss) for the year** | 19.1 | **38** | (848) |
| **Basic and diluted earnings per share** | 7 | **1.4p** | (119.7p) |

A further analysis of operating profit items between continuing and discontinued operations is provided in note 1.2.

## Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2004

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Profit/(loss) for the year attributable to members of the parent company | **38** | (847) |
| Foreign exchange losses | **(2)** | (3) |
| **Total recognised gains/(losses) arising in the year** | **36** | (850) |

## Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| Henderson Global Investors (Henderson) | 3.1 | **52** | 32 |
| Life Services | 3.2 | **86** | 81 |
| Other Businesses | 3.3 | **–** | (3) |
| Business unit operating profit | | **138** | 110 |
| Corporate costs | | **(31)** | (12) |
| Operating profit | | **107** | 98 |
| Unallocated interest costs | | **–** | (60) |
| Operating profit before taxation excluding minority interests, based on longer term investment return before other operating exceptional costs, amortisation of goodwill and acquired PVIF | | **107** | 38 |
| Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF[1] | 2.3 | **(10)** | (543) |
| Amortisation and impairment of goodwill | 2.2 | **(20)** | (307) |
| Impairment of goodwill arising on acquisition of associates | 2.3 | **–** | (9) |
| Amortisation and impairment of acquired PVIF[1] | 2.2 | **–** | (33) |
| Short-term fluctuation in investment return | 5.2 | **(2)** | (13) |
| (Losses)/profits on disposal/termination of businesses | 9 | **(34)** | 3 |
| Profit/(loss) on ordinary activities before taxation excluding minority interests | | **41** | (864) |
| Operating profit before taxation attributable to minority interests | | **6** | – |
| Profit/(loss) on ordinary activities before taxation | | **47** | (864) |

Note
1. In 2003, amortisation and impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective taxation rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

# Consolidated Balance Sheet

## Assets

At 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| **Intangible assets** | | | |
| Goodwill | 12 | **233** | 280 |
| **Investments** | | | |
| Land and buildings | 13.1 | **779** | 1,632 |
| Investments in joint ventures | | | |
| Share of gross assets | | **40** | 343 |
| Share of gross liabilities | | **–** | (179) |
| Loans | | **–** | 67 |
| | 13.3 | **40** | 231 |
| Investments in associates | 13.4 | **537** | 411 |
| Other financial investments | 13.5 | **22,279** | 21,506 |
| | | **23,635** | 23,780 |
| ***Assets held to cover linked liabilities*** | 13.5 | **4,215** | 4,349 |
| **Reinsurers' share of technical provisions** | | | |
| Long-term business provision (note 22) | | **78** | 81 |
| Claims outstanding | 24.2 | **199** | 244 |
| | | **277** | 325 |
| **Debtors** | | | |
| Debtors arising out of direct insurance operations | 14.1 | **18** | 31 |
| Other debtors | 14.2 | **308** | 426 |
| | | **326** | 457 |
| **Other assets** | | | |
| Tangible assets | 15 | **13** | 27 |
| Cash at bank and in hand | | **330** | 395 |
| Present value of acquired in force long-term business | 16 | **–** | 10 |
| | | **343** | 432 |
| **Prepayments and accrued income** | | | |
| Accrued interest and rent | | **306** | 321 |
| Deferred acquisition costs | 17 | **115** | 151 |
| Other prepayments and accrued income | | **10** | 12 |
| | | **431** | 484 |
| **Total assets** | | **29,460** | 30,107 |

## Liabilities

At 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| **Capital and reserves** | | | |
| Called up share capital | 18.2 | **271** | 246 |
| Share premium | 19.1 | **1,081** | 1,081 |
| Own shares held | 19.1 | **(4)** | – |
| Capital reserve | 19.1 | **2** | 292 |
| Profit and loss account | 19.1 | **488** | 70 |
| **Equity shareholders' funds** | 20.1 | **1,838** | 1,689 |
| **Minority interests** | | **83** | – |
| **Fund for future appropriations** | 21 | **602** | 612 |
| **Gross technical provisions** | | | |
| Long-term business provision (note 22) | | **20,962** | 21,447 |
| Claims outstanding | 24.1 | **321** | 429 |
| Equalisation provision | 1.1 | **2** | 5 |
| | | **21,285** | 21,881 |
| Technical provisions for linked liabilities | | **4,215** | 4,349 |
| | | **25,500** | 26,230 |
| ***Provision for other risks and charges*** | | | |
| Deferred taxation | 23.1 | **36** | 11 |
| Other provisions | 28.1 | **217** | 243 |
| | | **253** | 254 |
| **Creditors** | | | |
| Creditors arising out of direct insurance operations | | **3** | 2 |
| Debenture loans | 27.1 | **348** | 357 |
| Amounts owed to credit institutions | 27.1 | **296** | 257 |
| Other creditors including taxation and social security | 29 | **404** | 534 |
| | | **1,051** | 1,150 |
| **Accruals and deferred income** | | **133** | 172 |
| **Total liabilities** | | **29,460** | 30,107 |

The accounts were approved by the Board of Directors on 22 March 2005 and signed on its behalf by:



**Rupert Pennant-Rea**
Chairman

# Company Balance Sheet

At 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Investments | 13.6 | **3,502** | 3,129 |
| **Current assets** | | | |
| Debtors | 14.2 | **9** | 42 |
| Investments | 13.6 | **–** | 67 |
| Cash at bank | | **103** | 11 |
| | | **112** | 120 |
| Creditors: amounts falling due within one year | 25 | **(1,849)** | (1,206) |
| **Net current liabilities** | | **(1,737)** | (1,086) |
| **Total assets less current liabilities** | | **1,765** | 2,043 |
| Creditors: amounts falling due after more than one year | 26 | **(47)** | (337) |
| Provisions for liabilities and charges | 28.2 | **(39)** | – |
| | | **1,679** | 1,706 |
| **Capital and reserves** | | | |
| Called up share capital | 18.2 | **271** | 246 |
| Share premium | 19.2 | **1,081** | 1,081 |
| Own shares held | 19.2 | **(2)** | – |
| Capital reserve | 19.2 | **–** | 290 |
| Profit and loss account | 19.2 | **329** | 89 |
| **Equity shareholders' funds** | 20.2 | **1,679** | 1,706 |

The accounts were approved by the Board of Directors on 22 March 2005 and signed on its behalf by:



**Rupert Pennant-Rea**
Chairman

# Consolidated Cash Flow Statement

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Operating activities** | | | |
| Net cash inflow/(outflow) from operating activities | 32.1 | **32** | (362) |
| **Returns on investments and servicing of finance** | | | |
| Interest paid | | **(1)** | (73) |
| *Dividends paid to preference shareholders* | | – | (1) |
| Net cash outflow from servicing of finance | | **(1)** | (74) |
| **Tax** | | | |
| Corporation tax received/(paid) | | **2** | (3) |
| **Capital expenditure** | | | |
| Payments to acquire tangible fixed assets | | **(4)** | (4) |
| Receipts from sales of tangible fixed assets | | **1** | 8 |
| Net cash (outflow)/inflow from capital expenditure | | **(3)** | 4 |
| ***Acquisitions and disposals*** | | | |
| Net cash inflow from acquisitions and disposals | 32.2 | **50** | 3 |
| **Financing activities** | | | |
| Issue of share capital | | **118** | 479 |
| Share issue costs | | **(3)** | (6) |
| Purchase of own shares held | | **(4)** | – |
| Proceeds from close out of swaps | | – | 90 |
| New loans | | – | 70 |
| Repayment of loans | | **(2)** | (219) |
| Net cash inflow from financing activities | | **109** | 414 |
| **Net cash flows available for investment** | | **189** | (18) |
| **Cash flows were invested as follows:** | | | |
| Increase/(decrease) in cash holdings | 32.6 | **6** | (99) |
| Net purchases of investments | 32.5 | **183** | 81 |
| **Net investment of cash flows** | | **189** | (18) |

The Consolidated Cash Flow Statement does not include any amounts relating to long-term business except cash transactions between the long-term business and shareholder funds and movements in cash held by the Pacific fund.

## Accounting Policies

**Basis of presentation and consolidation**
The consolidated accounts of the Company and its subsidiary undertakings have been prepared in accordance with the special provisions for insurance groups of Section 255A of, and Schedule 9A to, the Companies Act 1985 except as noted for investment properties (see accounting policy on investments below). The consolidated accounts have also been prepared in accordance with applicable UK accounting standards and under the historical cost accounting rules, modified to include the revaluation of investments, and comply with the UK Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued by the Association of British Insurers in 2003.

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year using consistent accounting policies. No profit and loss account is presented for the Company as permitted by Section 230 of the Companies Act 1985. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control. Minority interests represent the equity interests in subsidiaries not held by the Group.

Principal associated undertakings (both associates and joint ventures) are accounted for by the equity method in the consolidated accounts. The profit or loss in respect of interests in associated undertakings attributable to the long-term business fund are treated as unrealised gains or losses within the technical account for long-term business. The profit or loss in respect of other investments in associated undertakings are included in the non-technical account.

**Changes in accounting policy**
The provisions of the SORP, issued in November 2003, have been adopted in these financial statements. Prior to the adoption of the SORP, the present value of the future margins expected to finance the repayment of limited recourse bonds was classified as an asset in the balance sheet and included within other prepayments and accrued income. This asset was amortised in accordance with the repayment term. Following adoption of the SORP, this accounting treatment is no longer permitted. In the 31 December 2003 balance sheet this has resulted in the recognition of a £111m securitised asset, the recognition of £45m additional deferred acquisition costs (note 17) and a reduction of £66m in the long-term business provision. The 2003 technical account for long-term business has been restated to recognise a £97m increased transfer from the fund for future appropriations (note 21), a £69m change in gross long-term business provision and reductions in net operating expenses and other technical charges of £45m and £121m respectively. This has had no impact on the profit/(loss) for the year attributable to members of the parent company for either 2004 or 2003.

The Group has chosen to early adopt FRS 20 "Share-based payments" in accounting for share-based payment schemes. No prior period adjustments were required. The charge for share-based payments in 2004 is £2m and further information is provided in note 34.

**General business**
*Basis of accounting*
All classes of business have been discontinued. Provision has been made for obligations that have been incurred that are not expected to be covered by the future profits of the operation, including the expected future investment return on the related assets and their disposal.

*Claims*
Full provision is made for the estimated cost of claims, including claims incurred but not reported after taking into account handling costs, anticipated inflation and settlement trends. Any difference between the estimated provision and subsequent settlement is dealt with in the technical accounts of later years.

*Equalisation provisions*
Equalisation provisions have been established in accordance with the requirements of the Integrated Prudential Sourcebook to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility.

**Long-term business**
*Premiums*
Premiums and annuity considerations are credited when they become due. Premiums in respect of linked long-term business are recognised when liabilities arising from these premiums are created. Reinsurance premiums are charged when they are payable.

Funds at retirement under individual pension contracts left with the Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross premiums written.

*Claims*
Claims payable on maturity are recognised when the claim becomes due for payment and on death are accounted for on notification. Surrenders are accounted for at the earlier of the payment date or when the policy ceases to be included within the provision for unit-linked liabilities or the long-term business provision. Where claims are payable and the contract remains in force, the claim instalment is accounted for when due for payment. Claims payable include the costs of settlement.

*Long-term business provision and technical provision for linked liabilities*
The long-term business provision for non-linked business is determined by the Pearl, NPLL, NPIL and London Life Boards of Directors following their annual investigations of the long-term businesses. This provision is calculated initially to comply with the reporting requirements under the Integrated Prudential Sourcebook using a gross premium valuation method or a method at least as prudent as a gross premium method. The principal assumptions are given in note 22. It includes explicit provision for vested annual bonuses including those relating to the current declaration and makes no provision for future annual or final bonuses. The statutory solvency basis of valuation is then adjusted by eliminating the undistributed surplus carried forward together with general contingency reserves and reserves required under the Integrated Prudential Sourcebook. The provision, which is initially calculated on a statutory solvency basis, is adjusted to remove excessively prudent margins required for statutory solvency purposes.

The technical provision in respect of linked business is equal to the value of the assets to which the contracts are linked. An additional provision in respect of mortality and other risks on linked business is included in the long-term business provision, calculated initially to comply with the reporting requirements under the Integrated Prudential Sourcebook. This is then adjusted to eliminate any undistributed surplus carried forward together with general contingency reserves and reserves required under the Integrated Prudential Sourcebook.

*Deferred acquisition costs*
Acquisition costs, comprising all direct and indirect costs arising from the conclusion of insurance contracts, are deferred as an explicit acquisition cost asset, gross of tax, and amortised over the period in which the costs are expected to be recoverable out of margins from matching revenues from related policies and in accordance with the pattern of such margins. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability, by category, against future margins from the related policies in force at the balance sheet date.

*Profit recognition and the fund for future appropriations*
The Group has adopted the modified statutory solvency basis approach in the determination of profit.

Surpluses arising from the participating long-term business, as a result of the annual actuarial valuation of the related assets and liabilities, are subject to appropriation by the directors of the relevant life company subsidiaries to participating policyholders, by way of bonuses, and to shareholders. This determines the profit attributable to shareholders reported in respect of participating business.

Any unappropriated surplus arising in long-term funds is carried forward in the fund for future appropriations. All surplus in other business is attributable to shareholders and included in profit.

The fund for future appropriations represents all funds the allocation of which to participating policyholders and shareholders has not been determined at the balance sheet date. Transfers between the fund for future appropriations and the long-term business technical account represent the changes in these unallocated amounts between balance sheet dates.

**Pacific fund**
During the mid-1990s, Pearl undertook an exercise to identify the extent to which unattributed surplus assets held within its with-profits fund could be attributed to shareholder contributions or historical shareholder entitlements which had not been withdrawn from the fund. As a result of this exercise, £960m of assets were identified as being shareholder assets. £42m of this capital was paid to the 90:10 fund in order to acquire the rights to expected profit from the newly formed 0:100 fund. The remaining £918m of assets was formally attributed to shareholders with the agreement of the UK regulator. A component of the agreement with the regulator was the formal segmentation of the Pearl long-term fund into separate with-profits (90:10) and non-profit (0:100) components. The attributed assets, known as the Pacific fund, are an earmarked segment of the Pearl 0:100 long-term fund. Under the terms of the agreement with the FSA, the attributed assets were required to remain within Pearl's long-term fund for a period of five years and could then be withdrawn subject to Pearl's governing body confirming that policyholder reasonable expectations would not be affected by the withdrawal. The net assets of the Pacific fund at 31 December 2004 were £569m.

The Consolidated Cash Flow Statement includes movements in cash held by the Pacific fund.

**Fees and commissions**
Asset management fees are credited on an accruals basis and commissions are credited as earned. Performance fees, which include all incentive fees and gains/losses on investments that the Group holds in the funds that it manages, are only recognised once they have been "locked in" and cannot subsequently be reversed.

**Investments**
*Company balance sheet*
Investments consist of investments in subsidiary undertakings, authorised collective investment schemes and short-term deposits. Investments in subsidiary undertakings are included at cost less any provision for impairment where circumstances indicate that the carrying value may not be recoverable. Investments in authorised collective investment schemes are included at middle market value. Short-term deposits are included at cost.

*Group balance sheet*
Investments are stated at current value at the balance sheet date, calculated as follows:

- freehold and leased properties have been valued at open market value. Other than for leasehold properties where the lease has less than 20 years unexpired term, no provision is made for depreciation of investment properties. The Directors consider that as these properties are held for investment, to depreciate them would not give a true and fair view. Depreciation is only one of many factors considered in the independent valuation of such properties. It is the Group's practice to maintain properties occupied by the Group in a continual state of sound repair. Accordingly, the Directors consider that the economic lives of these properties and their residual values, based on prices prevailing at time of acquisition or subsequent valuation, are such that any depreciation is insignificant and is thus not provided. No depreciation is provided on properties held for own use since such depreciation is immaterial;
- listed investments are stated at the middle market value;
- investments in authorised collective investment schemes are included at middle market value;
- short-term deposits are included at cost;
- other investments are shown at Directors' estimates of market value; and
- interests in property limited partnerships and Jersey Property Unit Trusts (JPUTs) within the long-term business which affect or establish policyholders' rights or are otherwise held as part of the Group's investment portfolio are accounted for as subsidiaries, joint ventures, associates or investments in land and buildings depending on the holdings of the Group and on the level of influence and control that the Group exercises. Where the interest is managed by a contractual agreement such that no one party exerts control, notwithstanding the Group's share, both direct and indirect, may be greater than 50%, such interests have been accounted for as joint ventures. The Group's share of the respective interests' gross assets and gross liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the interest is managed by a contractual agreement, such that the Group can exercise a significant influence, but one other party controls the partnership, such interests have been accounted for as associates. The Group's share of the respective interests' net assets and liabilities are shown on the face of the consolidated balance sheet, in accordance with the requirements of FRS 9 "Associates and joint ventures". Where the Group holds minority stakes, with no disproportionate influence, the relevant investments are included in land and buildings at their market value.

**Investment income, realised and unrealised gains and losses on investments**
Dividends are included as investment income on the date that shares become quoted ex-dividend. Interest and rents are included on an earned basis.

Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Long-term business investment income and unrealised gains and losses are included in the technical account – long-term business. Investment return is allocated from the technical account – long-term business to the non-technical account so as to reflect the longer term investment return on investments directly attributable to shareholders in the balance on the technical account.

An allocation of investment return from the non-technical account to the general business technical account is made based upon the level of technical provisions and capital allocated to back these provisions.

**Goodwill**
Goodwill arising on acquisitions, being the difference between the fair value of the purchase consideration and the fair value of net assets acquired, is capitalised in the balance sheet and amortised over its useful economic life or 20 years if shorter. The carrying value of goodwill is tested annually for indicators of impairment.

**Present value of acquired in force business**
Acquired PVIF is recognised in the balance sheet as an asset. To the extent that the acquired PVIF will be recognised as profit over the remaining lifetime of the related in force policies, it is amortised on a systematic basis, and the discount unwound, over the anticipated lives of the related contracts of the portfolios. The carrying value of the asset is tested annually for indicators of impairment. Any amortisation or impairment charge is recorded in the long-term business technical account in "Other technical charges".

**Fixed assets and depreciation**
All items of capital expenditure are capitalised and depreciated on a straight-line basis over their useful economic life of between two and ten years.

**Guarantee fund levies**
Provision is made at the balance sheet date for levies declared by the Financial Services Compensation Scheme before completion of the financial statements. Provision is also made if it is more likely than not that a levy will be raised based on premium income, which has already been recognised in the financial statements.

**Taxation**
The Group recognises deferred tax assets and liabilities on a discounted basis to reflect the time value of money. A discount rate has been selected that reflects the yield on government bonds which have a maturity date similar to the likely average period for assets upon which deferred tax liabilities and assets arise. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date with the following exceptions:
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account.

The transfer from the long-term business account to the non-technical account is grossed up at the longer term effective rate of corporation tax.

**Pension costs**
In accordance with SSAP 24, defined benefit pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly spread over the service lives of the employees concerned. Variations arising from actuarial surpluses are spread over the average remaining service lives of members to the extent that the resulting credit does not exceed the regular cost. The Group also operates a defined contribution scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

**Operating and finance leases**
Assets used by the Group which have been funded through finance leases are capitalised and the resulting lease obligations are included in creditors. Rental payments under operating leases are charged to the profit and loss account as incurred.

**Borrowings**
Borrowings issued at a discount are included in the balance sheet at their proceeds, net of expenses, together with any unamortised discount and issue expenses at the balance sheet date. The discount and expenses are charged to loan interest in the profit and loss account over the term of the borrowings. Interest payable and receivable related to interest rate swaps on the Group's borrowings is included within investment expenses and charges in the profit and loss account.

**Limited recourse bonds**
Expenditure incurred in the issue of limited recourse bonds is amortised at a constant rate over the term of the loan and the carrying value of the liability represents the par value less unamortised issue expenses. Some such liabilities are secured on a block of existing policies. The limited recourse bonds currently in issue are detailed in note 27.

**Foreign currencies**
Transactions in currencies other than the functional currency of the undertaking concerned are recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year end are converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used. Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency are translated at year end rates. The results and cash flows of these undertakings are translated at average rates for the year.

Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year end rates, are taken directly to reserves, together with differences on non-sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

**Share-based payment transactions**
The Group issues equity-settled and cash-settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant and expensed, together with a corresponding increase in equity, on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Details of the measurement of fair values are set out in note 34 to the accounts. The expected life used in the determination of fair value has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments.

**Own shares held**
Own shares held by the Group, including those held by employee benefit trusts, are recorded at cost and deducted from equity shareholders' funds.

# 1. Analysis of profit/(loss) items between continuing and discontinued operations

### 1.1 General business – Equalisation provisions

Equalisation provisions are established in accordance with the requirements of the Integrated Prudential Sourcebook to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. These provisions, which are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet notwithstanding that they do not represent liabilities at the balance sheet date. This has had the effect of reducing shareholders' funds by £2m as at 31 December 2004 (2003: £5m). The movement in equalisation provisions during the year resulted in an increase in the general business technical account result and the profit before taxation of £3m in 2004 (2003: £2m).

### 1.2 Non-technical consolidated profit and loss account

Included below is an analysis of profit/(loss) items in the non-technical consolidated profit and loss account between continuing and discontinued operations:

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Continuing £m | Discontinued £m | Continuing £m | Discontinued £m |
| Investment income | **53** | **–** | 25 | 2 |
| Investment expenses and charges | **8** | **–** | 76 | 2 |
| Other income | **76** | **4** | 83 | 2 |
| Other charges | **73** | **40** | 524 | 6 |
| Non-operating exceptional items – (losses)/profits on disposal/termination of businesses | **(47)** | **13** | – | 3 |

Discontinued operations comprise AMPLE, Cogent, Henderson private client asset management business, Towry Law International and Virgin Money Group Limited.

# 2. Net operating expenses and other charges

### 2.1 Net operating expenses

| | Technical account General business | | Technical account Long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | Restated 31 Dec 03 £m |
| Acquisition costs: | | | | |
| Commission | **–** | – | **8** | 12 |
| Other | **–** | – | **3** | 19 |
| Change in deferred acquisition costs (note 17) | **–** | – | **36** | 92 |
| Administrative expense (release)/charge | **(2)** | (5) | **143** | 182 |
| | **(2)** | (5) | **190** | 305 |

### 2.2 Other technical charges and other charges

| | Technical account Long-term business | | Non-technical account | |
|---|---|---|---|---|
| | 31 Dec 04 £m | Restated 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Amortisation of goodwill (note 12) | **–** | – | **18** | 35 |
| Impairment of goodwill (note 12) | **–** | – | **2** | 272 |
| Amortisation of acquired PVIF | **–** | 4 | **–** | – |
| Impairment of acquired PVIF | **–** | 19 | **–** | – |
| Other expenditure/charges | **–** | – | **93** | 223 |
| | **–** | 23 | **113** | 530 |
| Operating exceptional charges included above | **–** | 19 | **10** | 415 |

Included in other expenditure above in 2004 is £10m of exceptional costs, associated with the restructure of Henderson, the UK operations of Towry Law, and Corporate Office.

Other expenditure in 2003 included exceptional costs of £143m in respect of the changes to the Life Services businesses required as a result of the Group's Demerger from AMP and the subsequent decision to close all life companies to new business. This was in respect of £87m of restructuring costs, £41m relating to the vacation of leasehold properties and £15m of sundry other costs associated with the Demerger.

Also included in the table above are £272m exceptional charges in respect of the impairment of the Group's purchased goodwill arising from reviews by management at 31 December 2003. The discount rate used to calculate the impairment of goodwill was a risk free rate of 4.37%, plus a risk factor of 6%.

In 2003, amortisation and impairment of acquired PVIF were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3. The tax attributable to the amortisation of acquired PVIF was £2m and to the impairment of acquired PVIF was £8m.

### 2.3 Analysis of operating exceptional charges

| | Technical account Long-term business | | Non-technical account | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Impairment of goodwill | – | – | – | 272 |
| Impairment of goodwill arising on acquisition of associates | – | – | – | 9 |
| Impairment of acquired PVIF | – | 19 | – | – |
| Restructuring costs (note 2.2) | – | – | **10** | 143 |
| Impairment of contingent loans (note 5.1) | – | – | – | 130 |
| Charges arising from changes in actuarial assumptions (note 22.10) | – | 242 | – | – |
| | – | 261 | **10** | 554 |

In 2003, impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3. The tax attributable to the impairment of acquired PVIF was £8m and to the charges arising from changes in actuarial assumptions was £28m.

### 2.4 Depreciation

Net operating expenses include:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Depreciation of tangible fixed assets (note 15) | **17** | 9 |

### 2.5 Analysis of staff costs

Staff costs comprise:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Salaries and wages | **124** | 204 |
| Social security costs | **12** | 16 |
| Pension costs (note 33.1) | **15** | 2 |
| **Total** | **151** | 222 |

Included within 2003 wages and salaries above are £38m of operating exceptional charges relating to the restructure of the Life Services businesses referred to in notes 2.2 and 2.3. Social security costs for 2003 also include operating exceptional restructuring costs of £2m. Pension costs for 2003 of £2m comprise operating exceptional restructuring costs for pension augmentations.

### 2.6 Average employee numbers

The average number of employees of the Group was as follows:

| | 31 Dec 04 No. | 31 Dec 03 No. |
|---|---|---|
| Henderson | **853** | 796 |
| Life Services | **1,457** | 3,404 |
| Other Businesses | **790** | 793 |
| **Total employees** | **3,100** | 4,993 |

### 2.7 Auditors' remuneration

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Statutory audit services | **1.7** | 1.4 |
| Statutory regulatory reporting | **0.3** | 0.3 |
| Non-statutory audit of half year financial information | **–** | 0.3 |
| Further assurance services | **0.5** | 0.1 |
| Tax advisory services | **0.3** | 0.2 |
| Other non-audit services | **0.5** | 2.9 |
| **Total services** | **3.3** | 5.2 |

Included within further assurance services in 2004 is £0.3m relating to assurance work on the Group's IFRS project.

Other non-audit services remuneration in 2004 includes £0.4m in relation to the sale of the Life Services business (note 9). In 2003, other non-audit services remuneration included £2.7m on work related to the Demerger of the Group from AMP.

## 3. Segmental information – Group operating profit and net assets

### 3.1 Operating profit – Henderson

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Revenue** | | |
| Total fee income | **234** | 193 |
| Investment income | **8** | 3 |
| **Total revenue** | **242** | 196 |
| **Expenses** | | |
| Operating expenses | **(185)** | (157) |
| Depreciation | **(5)** | (7) |
| **Total expenses** | **(190)** | (164) |
| **Operating profit** | **52** | 32 |

Total fee income includes £45m (2003: £44m) relating to insurance companies within the Group.

### 3.2 *Operating profit before taxation, exceptional costs, amortisation of goodwill and acquired PVIF, and excluding minority interests – Life Services*

| | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|
| Earned premiums, net of reinsurance | **967** | 1,658 |
| Claims incurred, net of reinsurance | **(3,455)** | (4,211) |
| Net investment return | **2,141** | 1,399 |
| Operating expenses and other technical charges | **(190)** | (305) |
| Changes in other technical provisions, net of reinsurance | **616** | 1,776 |
| Taxation | **(38)** | (46) |
| Transfer from/(to) the fund for future appropriations | **10** | (182) |
| Total from the long-term technical account | **51** | 89 |
| General insurance | **13** | 12 |
| Service Company | **8** | (8) |
| Other shareholders' interests | **14** | (12) |
| **Operating profit** | **86** | 81 |

### 3.3 Operating profit/(loss) – Other Businesses

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Towry Law | **(1)** | 1 |
| Virgin Money | **1** | 2 |
| AMPLE | **–** | (6) |
| **Operating profit/(loss)** | **–** | (3) |

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Towry Law** | | |
| Revenue | **42** | 48 |
| Expenses | **(43)** | (47) |
| **Operating (loss)/profit** | **(1)** | 1 |

### 3.4 Geographical analysis of operating profit/(loss)

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Henderson** | | |
| United Kingdom | **56** | 37 |
| Europe | **(2)** | (2) |
| United States | **(3)** | (5) |
| Other overseas | **1** | 2 |
| Operating profit | **52** | 32 |

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Towry Law** | | |
| United Kingdom | **–** | 1 |
| International | **(1)** | – |
| **Total** | **(1)** | 1 |

All other operating profit/(loss) arises in the United Kingdom.

### 3.5 Net assets by business and geographical segment

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Henderson** | | |
| United Kingdom | **296** | 288 |
| Europe | **65** | 64 |
| United States | **11** | 12 |
| Other overseas | **10** | 9 |
| **Total Henderson** | **382** | 373 |
| Life Services | **1,483** | 1,177 |
| Other Businesses | **23** | 73 |
| Corporate | **33** | 68 |
| **Net assets** | **1,921** | 1,691 |
| Financed by: | | |
| Capital and reserves | **1,838** | 1,689 |
| External loans | **–** | 2 |
| Minority interests | **83** | – |
| | **1,921** | 1,691 |

The net assets of Life Services, Other Businesses and Corporate are employed in the United Kingdom.

## 4. Segmental information – Long-term business

Almost all business is direct and written in the UK in respect of continuing operations.

### 4.1 Analysis of gross premiums written

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Premiums from individuals | **912** | 1,494 |
| Premiums from group contracts | **60** | 170 |
| | **972** | 1,664 |
| Life business | **253** | 353 |
| Annuity business | **98** | 193 |
| Pension business | **621** | 1,118 |
| | **972** | 1,664 |

### 4.2 Analysis of earned premiums, net of reinsurance

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Premiums from individuals | **907** | 1,488 |
| Premiums from group contracts | **60** | 170 |
| | **967** | 1,658 |
| Life business | **249** | 347 |
| Annuity business | **98** | 193 |
| Pension business | **620** | 1,118 |
| | **967** | 1,658 |

### 4.3 Analysis of gross premiums written by way of direct insurance split by premium type

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Regular premiums | **545** | 754 |
| Single premiums | **427** | 910 |
| | **972** | 1,664 |

### 4.4 Analysis of gross premiums written by way of direct insurance split by contract type

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Non-profit contracts | **324** | 469 |
| With-profits contracts | **446** | 686 |
| Linked contracts | **202** | 509 |
| | **972** | 1,664 |

### 4.5 Analysis of new gross written premiums

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Life business | **1** | 35 |
| Annuity business | **7** | 87 |
| Pension business | **421** | 823 |
| | **429** | 945 |

Industrial branch premiums of £23m in 2004 (2003: £36m) are classified as regular premium with-profits life business in the above analysis.

### 4.6 New business annual premium equivalent

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Annual premium equivalent | **45** | 126 |

### 4.7 Analysis of new gross premiums written by way of direct insurance

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Regular premiums (annualised) | **2** | 35 |
| Single premiums | **427** | 910 |
| | **429** | 945 |
| Non-profit contracts | **272** | 426 |
| With-profits contracts | **65** | 206 |
| Linked contracts | **92** | 313 |
| | **429** | 945 |

In classifying new business premiums, the basis of recognition adopted is as follows:

- incremental increases on existing policies are classified as new business premiums;
- rebates from the Department of Social Security are classified as new single premiums; and
- funds at retirement under individual pension contracts left with the Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross written premiums.

### 4.8 Analysis of balance on technical account

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Non-linked: | | |
| Life and annuity business | **26** | 20 |
| Pension business | **42** | (52) |
| Shareholders' attributable assets | **(35)** | (173) |
| | **33** | (205) |
| Linked: | | |
| Life business | **1** | 1 |
| Pension business | **4** | 3 |
| | **5** | 4 |
| Balance on technical account – long-term business | **38** | (201) |

## 5. Investment return

### 5.1 Actual investment income

| | Technical account Long-term business | | Non-technical account | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Income from land and buildings | **40** | 100 | **–** | – |
| Income from other investments | **1,229** | 1,305 | **52** | 27 |
| Gains on realisation of investments | **143** | – | **1** | – |
| **Investment income** | **1,412** | 1,405 | **53** | 27 |
| **Unrealised gains/(losses)** | **799** | 979 | **2** | (148) |
| Investment management expenses and charges | **(20)** | (27) | **–** | – |
| Interest on bank loans and overdrafts | **–** | (1) | **–** | – |
| Other loan interest | **(44)** | (53) | **(8)** | (74) |
| Losses on realisation of investments | **–** | (925) | **–** | (4) |
| **Investment expenses and charges** | **(64)** | (1,006) | **(8)** | (78) |
| **Total investment return** | **2,147** | 1,378 | **47** | (199) |

Included in unrealised losses in the non-technical account for the year ended 31 December 2003 is an operating exceptional charge of £130m in respect of the impairment of the contingent loan to the long-term fund of London Life (note 31), which was caused by changes arising from the restructuring of Life Services resulting from the proposed Demerger of the Group from AMP announced on 1 May 2003.

### 5.2 Longer term investment return

The longer term investment return, net of expenses, allocated to the general business technical account in 2004 was £4m (2003: £3m). The longer term investment return transferred (from)/to the long-term business technical account in 2004 was £(2)m (2003: £8m).

The longer term investment return and short-term fluctuations are as follows:

| | Shareholders' interest in long-term business | | Non long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Total investment return before taxation | **26** | 42 | **47** | (199) |
| Less: investment return not supporting general insurance | **–** | – | **(47)** | 197 |
| | **26** | 42 | **–** | (2) |
| Longer term investment return | **24** | 50 | **4** | 3 |
| Short-term fluctuation in investment return | **2** | (8) | **(4)** | (5) |
| **Total investment return** | **26** | 42 | **–** | (2) |

(i) The longer term return is calculated separately for general insurance business and certain long-term business operations. In respect of equities, gilts and cash, the return is calculated by multiplying the opening market value of the investments by the longer term rate of investment return. The longer term rate of investment return is set by reference to the market redemption yields at the measurement date. The allocated longer term return for other investments is the actual income receivable for the year.

(ii) The principal assumptions underlying the longer term investment return are:

| | 31 Dec 04 % | 31 Dec 03 % |
|---|---|---|
| Equities | **8.6** | 8.0 |
| Gilts | **5.1** | 5.0 |
| Cash | **3.9** | 3.7 |

(iii) Comparison of longer term investment return with actual returns
The actual return on investments, before deducting investment management expenses and charges, is compared below with the aggregate longer term return over a five year period.

| | 01 Jan 00 to 31 Dec 04 £m | 01 Jan 99 to 31 Dec 03 £m |
|---|---|---|
| Actual return attributable to shareholders: | | |
| Long-term business | **96** | 197 |
| Non long-term business | **20** | 32 |
| Longer term return credited to operating results: | | |
| Long-term business | **(265)** | (308) |
| Non long-term business | **(40)** | (47) |
| **Shortfall of actual returns over longer term returns** | **(189)** | (126) |

(iv) The table below shows the sensitivity to changes in the longer term rates of returns:

| Movement in investment return | By | Change in | By |
|---|---|---|---|
| Equities | 1% higher/lower | Group operating profit before taxation | £nil |
| Gilts | 1% higher/lower | Group operating profit before taxation | £2m |
| Cash | 1% higher/lower | Group operating profit before taxation | £3m |

## 6. Taxation

### 6.1 Taxation

| | Technical account Long-term business | | Non-technical account | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| **United Kingdom corporation taxation** | | | | |
| Current tax charge/(credit) for the year | **74** | 56 | **1** | (14) |
| Adjustments for previous years | **(44)** | (4) | **(15)** | 7 |
| | **30** | 52 | **(14)** | (7) |
| Overseas taxation | **1** | 2 | **1** | – |
| Tax attributable to the balance on long-term business technical account | **–** | – | **19** | (13) |
| **Total current taxation** | **31** | 54 | **6** | (20) |
| **Deferred taxation** | | | | |
| Origination and reversal of timing differences | **19** | (2) | **(9)** | 3 |
| Adjustment to the estimated recoverable amount of deferred tax assets arising in previous periods | **10** | 20 | **8** | – |
| Decrease in discount | **(3)** | (1) | **–** | – |
| **Total deferred taxation** | **26** | 17 | **(1)** | 3 |
| **Total tax charge/(credit)** | **57** | 71 | **5** | (17) |

After taking into account reliefs to which the Group is entitled, UK corporation tax on taxable profits attributable to shareholders has been accounted for at the rate of 30% (2003: 30%). The tax rate for the life policyholders is 20% (2003: 22% and 20%).

### 6.2 Factors affecting tax charge for year

The tax assessed in the year is lower than the standard rate of corporation tax in the UK and the differences are explained below.

The standard rate of tax has been determined by using the UK rate enacted for the year for which the profits/(losses) will be taxed.

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Profit/(loss) on ordinary activities before taxation | **47** | (864) |
| Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%) | **14** | (259) |
| Effects of: | | |
| Non-taxable book gains on sales of subsidiaries and associates | **–** | (5) |
| Non-taxable goodwill amortisation and impairment | **7** | 187 |
| Other disallowable expenses | **20** | 6 |
| Timing differences other than on long-term business | **(18)** | 30 |
| Adjustment to taxation charge in prior years | **(15)** | 7 |
| Lower tax rates on overseas earnings | **(2)** | (1) |
| Non-taxable income | **–** | 6 |
| Current taxation losses surrendered for £nil value | **–** | 9 |
| Current taxation charge/(credit) for the year | **6** | (20) |

## 7. Earnings per share

### 7.1 Basic earnings per share

| | Profit/(loss) | | Basic earnings per share | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 pence | 31 Dec 03 pence |
| Profit/(loss) on ordinary activities after taxation | **42** | (847) | **1.6** | (119.6) |
| Minority interests | **(4)** | – | **(0.2)** | – |
| Profit/(loss) for the year attributable to members of the parent company | **38** | (847) | **1.4** | (119.6) |
| Preference dividend on non-equity shares | **–** | (1) | **–** | (0.1) |
| **Basic earnings/earnings per share** | **38** | (848) | **1.4** | (119.7) |
| **Basic weighted average number of 10 pence shares (millions)** | **2,646** | 708 | | |

### 7.2 Diluted earnings per share

| | Profit/(loss) | | Diluted earnings per share | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 pence | 31 Dec 03 pence |
| Profit/(loss) on ordinary activities after taxation | **42** | (847) | **1.6** | (119.6) |
| Minority interests | **(4)** | – | **(0.2)** | – |
| Profit/(loss) for the year attributable to members of the parent company | **38** | (847) | **1.4** | (119.6) |
| Preference dividend on non-equity shares | **–** | (1) | **–** | (0.1) |
| **Diluted earnings/earnings per share** | **38** | (848) | **1.4** | (119.7) |
| **Diluted weighted average number of 10 pence shares (millions)** | **2,654** | 708 | | |

Basic and diluted earnings per share have been calculated on the profit/(loss) attributable to equity shareholders. The difference of 8 million 10 pence shares between the weighted average number of shares used in the basic earnings per share and the diluted earnings per share calculations reflects the dilutive impact of the Group's share-based payment schemes (note 34).

On 26 November 2003, the High Court of Justice in England confirmed a reduction in the authorised share capital of the Company from £2,350m to £27m and as part of this arrangement, 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,350,704,312 preferred ordinary shares of £1 in issue were cancelled and extinguished. Subsequently, on the Demerger of the Group from AMP on 12 December 2003, the remaining ordinary shares of £1 were sub-divided into ordinary shares of 10 pence. To enable fair comparison, the weighted average numbers of shares has been calculated on the basis that the number of 10 pence ordinary shares that were in issue on 12 December 2003 was equivalent to the total number of £1 ordinary shares and £1 ordinary preferred shares on 26 November 2003.

## 8. Other income

Other income includes elements of the profit before tax on the investment management business and commission on sales made by Towry Law.

## 9. Exceptional items

The non-operating exceptional items have arisen from the disposal/termination of the following businesses:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Virgin Money Group Limited | **18** | – |
| Towry Law International | **(8)** | – |
| Life Services | **(47)** | – |
| Cogent | **3** | (5) |
| Henderson private client asset management business | **–** | 8 |
| Total (losses)/profits on disposal/termination of businesses | **(34)** | 3 |

**Interactive Investor Trading Limited**
On 27 February 2004, 100% of the issued shares in Interactive Investor Trading Limited, which represented the AMPLE business, were sold to Carruthers and Associates Limited which resulted in a profit on disposal of £nil.

**Virgin Money Group Limited**
On 27 April 2004, HHG Virgin Holdings Limited (subsequently renamed HHG (VH) Limited) sold its equity interest in Virgin Money Group Limited to Virgin Group Investments Limited. Also on this date, the loan from Pearl to Virgin Money Group Limited was sold to Virgin Management Limited for £90m. £50m of this consideration was received on completion of the deal, £20m will become due 12 months after the date of completion and the final £20m will be payable 24 months after the date of completion. The net consideration was £75m, reflecting the discounting of amounts receivable in future years, provisions in respect of certain indemnities given under the transaction and transaction expenses. A profit of £18m was recorded on the disposal.

**Towry Law International**
On 27 May 2004, Towry Law announced that it would close its international operations to new business resulting in a loss of £8m arising from costs of terminating those operations. A cash outflow of £6m arose in respect of this in 2004.

**Life Services**
On 9 December 2004, the Company and its wholly owned subsidiary undertaking, Pearl Group Limited, entered into an agreement to sell the Life Services business owned by Pearl Group Limited to Life Company Investor Group Limited (see note 38). The agreed consideration of £1.070bn for this transaction indicated an impairment had occurred in both the goodwill and PVIF of the Life Services business. As a consequence, these assets were written down to their net realisable value of £nil and impairments of £29m and £10m were reported for goodwill and PVIF respectively. £8m of associated committed transaction costs have also been recognised and a cash outflow of £3m arose in respect of this in 2004.

**Cogent**
On 2 September 2002, the Group completed the sale of Cogent Investment Operations Limited, a subsidiary undertaking. In 2003, a loss on disposal of £5m was reported in the profit and loss account in respect of this sale, consisting of additional sales proceeds of £6m offset by further disposal costs and increases in provisions for related contractual obligations of £11m. During 2004, £3m of unutilised provisions for related contract obligations were released. Contract obligations relating to the sale cease by June 2008.

**Henderson private client asset management business**
*During 2002, the Group disposed of its private client asset management business to Newton Investment Management. A further £8m of profit* arose during 2003 on receipt of a tranche of proceeds from this disposal not recognised during 2002 since it was contingent.

## 10. Directors' emoluments

The information is included in the Report on Directors' Remuneration on pages 21 to 27.

## 11. Dividends

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Per share pence | Total £m | Per share pence | Total £m |
| *Non-equity dividends on 'A' preference shares* | – | – | 4.6 | 1 |

## 12. Goodwill

| | Total £m |
|---|---|
| **Cost** | |
| At 1 January 2004 | **1,809** |
| Acquisition of Towry Law Mortgage Services Limited | **2** |
| At 31 December 2004 | **1,811** |
| **Amortisation and impairment** | |
| At 1 January 2004 | **1,529** |
| Amortisation charge for the year | **18** |
| Impairment charge for the year – Life Services non-operating exceptional item (note 9) | **29** |
| Other impairment charges for the year | **2** |
| At 31 December 2004 | **1,578** |
| **Net book value** | |
| At 31 December 2004 | **233** |
| At 31 December 2003 | 280 |

On 14 October 2004, one of the Group's principal subsidiaries, Towry Law plc, purchased the remaining 50% stake in Towry Law Mortgage Services Limited. This resulted in goodwill of £2m which was immediately impaired.

## 13. Investments

### 13.1 Investments – land and buildings

| | Freehold £m | Long leasehold £m | Short leasehold £m | Total £m |
|---|---|---|---|---|
| **Group** | | | | |
| At 1 January 2004 | **1,165** | **466** | **1** | **1,632** |
| Additions | **7** | **343** | **–** | **350** |
| Disposals | **(1,045)** | **(166)** | **(1)** | **(1,212)** |
| Surplus on revaluation | **6** | **3** | **–** | **9** |
| At 31 December 2004 | **133** | **646** | **–** | **779** |
| Land and buildings at cost: | | | | |
| At 31 December 2004 | **145** | **623** | **–** | **768** |
| At 31 December 2003 | 1,059 | 444 | – | 1,503 |

As part of the Group's ongoing review of its investment strategy, a significant number of property holdings were moved into more liquid investments in the form of JPUTs and cash during 2004.

All properties held by the Group were valued as at 31 December 2004 and 31 December 2003 by qualified professional valuers working for the companies DTZ Debenham Thorpe, Knight Frank LLP or CB Richard Ellis Limited.

Investment properties were valued on the basis of open market value. The properties in owner occupation for the purposes of the Group's business were valued on the basis of existing use value. All valuations were carried out in accordance with the Royal Institution of Chartered Surveyors (RICS) Appraisal and Valuation Manual. All such valuers are Chartered Surveyors, being members of the RICS.

Other than for leasehold properties, where the lease has less than 20 years' unexpired term, no provision is made for depreciation of investment properties.

Leasehold properties include £264m (2003: £267m) property reversions arising from sales of the NPI Extra Income Plan. The reversionary interest is valued as the NPIL and NPLL proportion of the current market value, projected for the lifetime of the policyholder at the assumed future increase in house prices, then discounted back by the valuation rate of interest.

*Included in the figures shown for current value is £30m (2003: £36m) in respect of buildings which are owned and occupied by the Group.*

### 13.2 Investments in participating interests

| | Cost | | Carrying value | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| **Group** | | | | |
| Investments in joint ventures (note 13.3) | **40** | 137 | **40** | 231 |
| Investments in associates (note 13.4) | **460** | 405 | **537** | 411 |
| **Total** | **500** | 542 | **577** | 642 |

### 13.3 Investments in joint ventures

| | Long-term business £m |
|---|---|
| **Group** | |
| Share of result for the year after taxation | **9** |
| Disposals | **(200)** |
| Movements in investments in joint ventures | **(191)** |
| At 1 January 2004 | **231** |
| At 31 December 2004 | **40** |

### 13.4 Investments in associates

| | Long-term business | | Non long-term business | | |
|---|---|---|---|---|---|
| | Share of capital and reserves £m | Loan £m | Share of capital and reserves £m | Loan £m | Total carrying value £m |
| **Group** | | | | | |
| At 1 January 2004 | **315** | **39** | **(34)** | **91** | **411** |
| Operating profit for the year after taxation | **71** | **–** | **1** | **–** | **72** |
| Additions/(disposals) | **160** | **(48)** | **33** | **(91)** | **54** |
| Movements in year | **231** | **(48)** | **34** | **(91)** | **126** |
| At 31 December 2004 | **546** | **(9)** | **–** | **–** | **537** |

Long-term business additions include investments made in the period in Henderson Caspar Property Fund, Henderson Central London Office Fund, Henderson (UK) Retail Warehouse Fund and Henderson UK Shop Fund.

### 13.5 Other financial investments

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Market value £m | Cost £m | Market value £m | Cost £m |
| **Group** | | | | |
| Shares and other variable yield securities and units in unit trusts | **3,615** | **3,143** | 3,330 | 2,638 |
| Debt securities and other fixed income securities | **16,980** | **16,415** | 14,345 | 13,738 |
| Loans secured by mortgage | **87** | **87** | 85 | 73 |
| Other loans | **21** | **21** | 19 | 19 |
| Deposits with credit institutions | **1,576** | **1,576** | 3,727 | 3,727 |
| | **22,279** | **21,242** | 21,506 | 20,195 |
| Listed investments included above | **19,904** | **18,965** | 17,210 | 16,449 |
| Assets held to cover linked liabilities | **4,215** | **4,210** | 4,349 | 5,064 |

Deposits with credit institutions include a collateral fund of £128m (2003: £113m) (note 27.1 (b)).

### 13.6 Investments of the Company

| | Shares in subsidiary undertakings £m | Loans to subsidiary undertakings £m | Total fixed asset investments £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2004 | **5,251** | **298** | **5,549** |
| Additions | **2,098** | **145** | **2,243** |
| Disposals | **(1,992)** | **(236)** | **(2,228)** |
| At 31 December 2004 | **5,357** | **207** | **5,564** |
| **Provision for impairment** | | | |
| At 1 January 2004 | **(2,367)** | **(53)** | **(2,420)** |
| Charge for the year | **(141)** | **–** | **(141)** |
| Disposals | **446** | **53** | **499** |
| At 31 December 2004 | **(2,062)** | **–** | **(2,062)** |
| **Net book value** | | | |
| At 31 December 2004 | **3,295** | **207** | **3,502** |
| At 31 December 2003 | 2,884 | 245 | 3,129 |

| | Units in unit trusts £m |
|---|---|
| **Cost** | |
| At 1 January 2004 | **67** |
| Disposals | **(67)** |
| At 31 December 2004 | **–** |
| **Net book value** | |
| At 31 December 2004 | **–** |
| At 31 December 2003 | 67 |

The impairment charge for the year includes an impairment of £107m in the Company's investment in its direct subsidiary, Pearl Group Limited, as a result of the sale of the Life Services business to Life Company Investor Group Limited (note 38) based on the expected consideration to be received from Life Company Investor Group Limited less expected disposal costs. The Company's other shares in subsidiary undertakings were impaired to their net asset values.

During the year, the Company transferred the ownership of a number of subsidiaries within the Group as part of a Group restructure. The net book value of these shares in the subsidiary undertakings was £207m and the aggregate consideration was £220m. In addition to this, subsidiary undertakings with a net book value of £1,339m were liquidated.

## 14. Debtors

### 14.1 Debtors arising out of direct insurance operations

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Group** | | |
| Amounts owed by policyholders | **18** | 31 |

### 14.2 Other debtors

| | Group | | Company | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Outstanding sale of investments | **118** | 138 | **–** | – |
| Amounts due from Group undertakings | **–** | – | **7** | 25 |
| Other debtors | **190** | 288 | **2** | 4 |
| Corporation tax recoverable | **–** | – | **–** | 13 |
| | **308** | 426 | **9** | 42 |

## 15. Tangible assets

| | Total £m |
|---|---|
| **Cost** | |
| At 1 January 2004 | **42** |
| Additions | **4** |
| Disposals | **(8)** |
| At 31 December 2004 | **38** |
| **Depreciation** | |
| At 1 January 2004 | **15** |
| Charge for the year | **17** |
| On disposals | **(7)** |
| At 31 December 2004 | **25** |
| **Net book value** | |
| At 31 December 2004 | **13** |
| At 31 December 2003 | 27 |

## 16. Present value of acquired in force long-term business

| | Total £m |
|---|---|
| **Cost** | |
| At 1 January and 31 December 2004 | **101** |
| **Amortisation and impairment** | |
| At 1 January 2004 | **91** |
| Impairment charge – Life Services non-operating exceptional item (note 9) | **10** |
| At 31 December 2004 | **101** |
| **Net book value** | |
| At 31 December 2004 | **-** |
| At 31 December 2003 | 10 |

The principal assumptions used to calculate the acquired PVIF are the same as those used to calculate the long-term business provision (note 22).

## 17. Deferred acquisition costs

| | Long-term business £m |
|---|---|
| At 1 January 2004 as previously reported | **106** |
| Prior year adjustment | **45** |
| At 1 January 2004 restated | **151** |
| Decrease in year | **(36)** |
| At 31 December 2004 | **115** |

## 18. Share capital

### 18.1 Share capital authorised

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| 4,250,000,000 ordinary shares of 10 pence each | **425** | 425 |

### 18.2 Share capital allotted

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Allotted, called up and fully paid equity shares:<br>2,710,562,634 (2003: 2,464,049,470) ordinary shares of 10 pence each | **271** | 246 |

On 31 March 2004, as part of an institutional capital raising, the Company issued 246,160,000 ordinary shares of 10 pence each at a price of 48 pence for consideration of £115m (net of expenses of £3m) through HHG Capital (Jersey) Limited, a special purpose entity. £25m was taken to share capital and the balance of £90m was initially taken to a merger reserve but then transferred to the profit and loss account reserve following the redemption of shares in HHG Capital (Jersey) Limited.

During the year, the Company issued 55,517 shares of 10 pence each to certain employees leaving the group participating in the Sharesave Scheme (see note 34) for an aggregate consideration of £23,095.

During the year, the Company also issued 297,647 shares of 10 pence each to the employee benefit trust administering the Share Incentive Plan (see note 34) for an aggregate consideration of £144,949.

## 19. Reserves

### 19.1 Group

| | Share premium £m | Own shares held £m | Capital reserve £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 January 2004 | **1,081** | **–** | **292** | **70** |
| Proceeds from capital raising (note 18.2) | **–** | **–** | **–** | **90** |
| Increase in own shares held | **–** | **(4)** | **–** | **–** |
| Transfer of capital reserve | **–** | **–** | **(290)** | **290** |
| Movement in equity settled share scheme expenses (note 34.2) | **–** | **–** | **–** | **2** |
| Retained profit for the year ended 31 December 2004 | **–** | **–** | **–** | **38** |
| Foreign exchange rate movements | **–** | **–** | **–** | **(2)** |
| At 31 December 2004 | **1,081** | **(4)** | **2** | **488** |

The own shares held reserve includes 7,836,224 shares owned by employee benefit trusts and constituted 0.3% of the Company's allotted share capital at 31 December 2004. The shares held in the reserve at 31 December 2004 were the maximum number held during the year. These shares had a nominal value of £4m and a market value of £5m. Of the shares held by the employee benefit trusts, 4,046,191 are under option to employees and 3,790,033 have been conditionally gifted to them.

The HHG PLC Employee Trust 2004, Henderson Share Incentive Plan and Henderson Employee Share Trust 2000 are used by the Group to operate the LTIP, SIP and DEP share-based payment schemes respectively. Shares are distributed to employees as and when they vest in line with the terms of each scheme under the administration of Computershare Trustees Limited, Towers Perrin Share Plan Services Limited and Ogier Trustees Limited Jersey who act as trustees respectively.

On 27 October 2004, £290m was transferred from the capital reserve to the profit and loss account following the liquidation of NPI Finances Limited, a subsidiary undertaking of the Company.

### 19.2 Company

| | Share premium £m | Own shares held £m | Capital reserve £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 January 2004 | **1,081** | **–** | **290** | **89** |
| Retained loss for the financial year | **–** | **–** | **–** | **(141)** |
| Proceeds from capital raising (note 18.2) | **–** | **–** | **–** | **90** |
| Transfer of capital reserve | **–** | **–** | **(290)** | **290** |
| Movement in equity settled share scheme expenses (note 34.2) | **–** | **–** | **–** | **1** |
| Increase in own shares held | **–** | **(2)** | **–** | **–** |
| At 31 December 2004 | **1,081** | **(2)** | **–** | **329** |

The own shares held reserve includes 4,046,191 shares owned by HHG PLC Employee Trust 2004 and constituted 0.1% of the Company's allotted share capital at 31 December 2004. The shares held in the reserve at 31 December 2004 were the maximum number held during the year. These shares had a nominal value of £2m and a market value of £2m. All of the shares are under option to employees. A further £2m of the Company profit and loss account reserve is non distributable reflecting the impact of own shares issued and purchased by the Group.

On 27 October 2004, £290m was transferred from the capital reserve to the profit and loss account following the liquidation of NPI Finances Limited, a subsidiary undertaking of the Company. The £290m is now considered distributable.

## 20. Reconciliation of movement in shareholders' funds

### 20.1 Group

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Shareholders' funds at 1 January | **1,689** | 1,045 |
| Total recognised gains/(losses) arising in the year | **36** | (850) |
| Dividend on non-equity shares | **–** | (1) |
| Redemption of £249m 'C' preference shares | **–** | (249) |
| Issue of £249m ordinary shares | **–** | 249 |
| Consideration for acquisition of Henderson Global Investors (Jersey) Limited and its subsidiaries from AMP | **–** | (28) |
| Issue of £27m preferred ordinary shares | **–** | 27 |
| Issue of £1,323m preferred ordinary shares | **–** | 1,323 |
| Application of capital reserve to repay preference shares | **–** | (17) |
| Issue of £65m ordinary 10 pence shares at a premium of £125m | **–** | 190 |
| Increase in own shares held (note 19.1) | **(4)** | – |
| Proceeds from capital raising (note 18.2) | **115** | – |
| Movements in equity settled scheme expenses (note 34.2) | **2** | – |
| Shareholders' funds at 31 December | **1,838** | 1,689 |

On 30 June 2003, the Company issued 248,930,000 ordinary shares with a par value of £1 each for a total consideration of £249m. On the same day the Company redeemed the 'C' class redeemable preference shares with a par value of £1 each, for a total redemption value of £249m.

On 14 November 2003, the Company issued 27,657,688 preferred ordinary shares with a par value of £1 each for a consideration of £27m and on 21 November 2003, a further 1,323,046,626 preferred ordinary shares with a par value of £1 each for a consideration of £1,323m.

On 26 November 2003, as an integral step in the Demerger of the Group from AMP, the High Court of Justice confirmed that the 16,770,000 'A' redeemable preference shares of £1 were cancelled and extinguished and the resulting capital reduction reserve was utilised to repay an amount equal to the amount paid up on these 'A' preference shares plus any arrears of dividend thereon down to the effective date of the capital reduction.

On 23 December 2003, as part of an institutional capital raising, the Company issued 652,920,962 ordinary shares of 10 pence each for an aggregate consideration of £190m (net of expenses of £6m) with the balance of £125m being taken to share premium account.

### 20.2 Company

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Shareholders' funds at 1 January | **1,706** | 1,528 |
| Total recognised losses arising in the year | **(141)** | (1,359) |
| Dividend on non-equity shares | **–** | (1) |
| Redemption of £249m 'C' preference shares (note 20.1) | **–** | (249) |
| Issue of £249m ordinary shares (note 20.1) | **–** | 249 |
| Issue of £15m preferred ordinary shares | **–** | 15 |
| Issue of £27m preferred ordinary shares (note 20.1) | **–** | 27 |
| Issue of £1,323m preferred ordinary shares (note 20.1) | **–** | 1,323 |
| Application of capital reserve to repay preference shares (note 20.1) | **–** | (17) |
| Issue of £65m ordinary 10 pence shares at a premium of £125m (note 20.1) | **–** | 190 |
| Proceeds from capital raising (note 18.2) | **115** | – |
| Movements in equity settled scheme expenses (note 34.2) | **1** | – |
| Increase in own shares held (note 19.2) | **(2)** | – |
| Shareholders' funds at 31 December | **1,679** | 1,706 |

On 30 June 2003, the Company issued 10 million ordinary shares with a par value of £1 each in exchange for AMP Financial Services Holdings Limited's minority interest in Pearl Group Limited, which was deemed to have a value of £15m. The balance of £5m was taken to the share premium account.

## 21. Fund for future appropriations

| | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|
| At 1 January as previously reported | **612** | 527 |
| Prior year adjustment | **–** | (97) |
| At 1 January restated | **612** | 430 |
| Transfer (to)/from the technical account | **(10)** | 182 |
| At 31 December | **602** | 612 |

## 22. Policyholder liabilities

**Long-term business provision**

Material judgement is required in calculating the long-term business provision. In particular, there is discretion over the choice of assumptions used. The long-term business provision is sensitive to changes in assumptions, with some having a greater effect than others. Changes in annuitant mortality, for example, can have a significant impact, as can the interest rates used.

The principal assumptions used to calculate the long-term business provision for the main classes of business, excluding linked business liabilities, are:

### 22.1 Interest rates

| | Valuation interest rates | | | |
|---|---|---|---|---|
| | With-profits | | Non-profit | |
| | 31 Dec 04 % | 31 Dec 03 % | 31 Dec 04 % | 31 Dec 03 % |
| Basic life assurance | **3.0 – 4.5** | 3.7 – 4.4 | **3.2 – 4.5** | 2.5 – 4.1 |
| Pension business | **3.0 – 5.03** | 3.3 – 5.45 | **3.9 – 4.7** | 3.3 – 5.0 |
| Pension annuity in payment | **4.15** | 4.7 | **4.24 – 5.0** | 4.75 – 4.9 |
| General annuities | **4.5** | 4.7 | **3.25 – 4.75** | 4.1 – 5.1 |
| Unitised with-profits (life) | **2.9 – 4.5** | 3.0 – 4.26 | **N/a** | N/a |
| Unitised with-profits (pension) | **3.6 – 5.03** | 3.9 – 5.45 | **N/a** | N/a |
| Private Health Insurance (PHI) | **N/a** | N/a | **3.25 – 4.82** | 2.3 – 3.3 |

Valuation interest rate assumptions are set with regard to actual yields on the supporting assets. These yields are adjusted downwards to allow for credit risk, investment expenses, tax and reinvestment of future income. A further margin for risk is then deducted for all asset classes.

### 22.2 Mortality rates

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| Basic life assurance | 85% AM/F80 Ult, 100% A67/70 Ult, 65%-100% AM/F92 and 70% ELT 14 (M) all with adjustments | 100% AM 80 Ult, 80%-100% A67/70 Ult, 100% AM/F92 and 80% ELT 14 (M) all with adjustments |
| Pension business | 65% AM/F80 Ult, 100% A67/70 Ult, 70% AM/F92 and 100% PM/FA92MC (2025) all with adjustments | 100% A67/70 Ult, 100% AM/F92 and 70%-100% IM/F80 all with adjustments |
| Pension annuity in payment | 72% IML/IFL92, 78%-95% RMV/RFV92 Year of use and 100% PM/FA92MC (2025) all with adjustments | 70%-72% IM/IF80 C2014/16, 72% IML/IFL 92 and 78%-88% RMV/RFV92 Year of use all with adjustments |
| Unitised with-profits | 65%-89% AM/F80 Ult, 100% A67/70 Ult, 95%-100% AM/F92 and 100% PM/FA92MC (2025) all with adjustments | 60%-100% A67/70 Ult and 95%-100% AM/F92 all with adjustments |
| Private Health Insurance | 100% CMIR 12 with adjustments | 100% CMIR 12 with adjustments |

The abbreviations above represent standard industry mortality tables as published by the Continuous Mortality Investigation (CMI) Bureau of the Institute of Actuaries. Adjustments are made by the Group to the standard tables to reflect the experience of the relevant company relative to the industry standard.

### 22.3 Persistency
Recent experience is used to form a view of future persistency. A prudent margin for adverse deviation is added to arrive at prudent persistency rates.

### 22.4 Methodology
In 2004, conventional non-profit liabilities and conventional with-profits liabilities were valued using a gross premium method allowing for a prudent level of discontinuances. In 2003, certain conventional with-profits liabilities were valued using a net premium method. The changes in methodology reflect the changes made to the prudential rules. Overall, the change has not had a significant effect as the benefit of using a gross premium valuation method and allowing for a prudent level of discontinuances has been offset by a reduction in the valuation rate of interest for certain classes of business.

The long-term business provision for linked liabilities is calculated using a gross premium cash flow method.

### 22.5 Provision for bonuses
The provision includes £37m (2003: £180m) in respect of bonuses added following the valuation at the end of each year.

The total bonuses attributable to the year are as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Provided declared bonuses, included in the movement in the long-term business provision | **37** | 180 |
| Interim and terminal bonuses, included in claims paid | **104** | 81 |
| | **141** | 261 |

### 22.6 Review of mortgage endowments
The FSA carried out a review of mortgage endowments in 1999. As a result, all mortgage endowment policyholders were provided with information on the performance of their policy. These accounts include provision for the estimated costs of investigating and settling complaints associated with mortgage endowments and for the estimated cost of meeting promises given to specific policyholders. The total amount provided for at 31 December 2004 was £211m (2003: £231m).

### 22.7 Guaranteed annuity options
The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liabilities incurred in respect of options on a basis and method consistent with that used to value basic policy liabilities, and include a prudent assessment of the proportion of policyholders who will choose to exercise options. The total amount provided for at 31 December 2004 was £652m (2003: £525m).

### 22.8 Pension transfers and opt outs
Group companies have set up provisions for the review and possible redress relating to personal pension policies. These provisions, which have been calculated using data derived both from detailed file reviews of specific cases and from a statistical review of other outstanding cases, are included in the long-term business provision. The provision for possible redress included in the long-term business provision for Phase 1 cases is £521m (2003: £344m) and for Phase 2 cases is £10m (2003: £12m). Included in the long-term business provision are provisions for additional costs associated with the misselling of pensions policies of £16m (2003: £18m).

### 22.9 Other specific matters
The FSA raises matters from time to time that impact the Group and many others in the industry. These accounts reflect those that the Group considers require provisioning based on current regulatory requirements.

### 22.10 Operating exceptional charge

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Operating exceptional charges included in change in long-term business provision | – | 242 |

The change in long-term business provision for the 2003 financial year included the following exceptional charges:

(a) increases in technical provisions in NPLL due to the changes in equity backing ratios and other actuarial assumption changes arising from the decision to close all Life Services' life companies to new business, which have led to the impairment of the contingent loans made by Pearl (note 31). The shareholders' share of the write-downs was £171m; and

(b) increases in technical provisions of £71m in Pearl resulting from the changes referred to in (a) above.

Other operating exceptional charges of £242m in 2003 have been grossed up by £28m, being the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

## 23. Deferred taxation

### 23.1 Provisions for taxation

Reconciliation of movements in deferred tax:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| At 1 January | **11** | (9) |
| Charge/(release) for the year: | | |
| Technical account – long-term business | **26** | 17 |
| Non-technical account | **(1)** | 3 |
| At 31 December | **36** | 11 |

### 23.2 Deferred taxation provisions

The components of the net deferred tax liability are as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Unrealised gains in investments | **60** | 42 |
| Deferred acquisition costs | **(27)** | (40) |
| Capital allowances | **5** | 9 |
| Total undiscounted | **38** | 11 |
| Total on a discounted basis | **36** | 11 |

A deferred tax asset has been recognised in respect of long-term business acquisition expenses where relief is deferred under corporation tax legislation. It has been determined that taxable income of future periods will be sufficient to enable relief for these expenses as they fall due to be deductible. Due to the uncertainty of the quantum, source and timing of future taxable profits or chargeable gains, no provision has been made for the assets listed in note 23.3.

### 23.3 Factors that may affect future taxation charges

The deferred taxation assets, which have not been recognised due to the uncertainty of their recoverability in the foreseeable future, comprise:

| | Long-term business | | Non long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Provisions and other timing differences | **4** | 6 | **29** | 46 |
| Capital and trading losses | **141** | 177 | **49** | 32 |
| | **145** | 183 | **78** | 78 |

The unrecognised assets have not been discounted. Further analysis is as follows:

- £40m (2003: £44m) arises on realised capital losses on chargeable securities and will be available to offset against realised chargeable gains of future years;
- £150m (2003: £165m) in respect of trading losses arising from ongoing activities will be available to offset against taxable profits for future years;
- £5m (2003: £10m) arises from three year funded general insurance business and will be available to offset against the Group's taxable profits in future periods when claims are paid; and
- £28m (2003: £34m) in respect of provisions and other timing differences will be available to offset against taxable profits in future periods when the timing differences reverse or provisions are utilised.

## 24. Claims outstanding

### 24.1 Claims outstanding

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| General business (note 24.2) | **229** | 301 |
| Life business (note 24.3) | **92** | 128 |
| | **321** | 429 |

### 24.2 General business

| | Gross £m | Reinsurance £m | Net £m |
|---|---|---|---|
| **2004** | | | |
| Notified outstandings | **49** | **39** | **10** |
| Incurred but not reported | **178** | **160** | **18** |
| | **227** | **199** | **28** |
| Claims handling expenses | **2** | **–** | **2** |
| | **229** | **199** | **30** |
| **2003** | | | |
| Notified outstandings | 84 | 64 | 20 |
| Incurred but not reported | 212 | 180 | 32 |
| | 296 | 244 | 52 |
| Claims handling expenses | 5 | – | 5 |
| | 301 | 244 | 57 |

The technical provisions for future claims payments have primarily been assessed using chain ladder methods. Where there is a notable exposure to long-term asbestos, pollution and health hazard liabilities, external independent actuaries provide best estimate benchmarks. An appropriate prudential margin is applied to all lines of business, as it is recognised that the estimation of certain future claims payments is an inherently uncertain exercise and future experience could be adverse.

In calculating the technical provisions in respect of certain long-term marine, aviation and reinsurance business, the future investment income on the assets held to cover the related provisions has been taken into account by discounting future cash flows. The average period before the liability will be settled has been estimated at 6.7 years for 2004 (2003: 10.8 years). The provision has been discounted at an interest rate of 3.5% for 2004 (2003: 4.00%).

The overall effect is to reduce the net technical provisions for those classes of business referred to above at 31 December 2004 by £4m from £17m to £13m (2003: by £14m from £50m to £36m). The total amount of the investment return which corresponds to the unwinding of the discount is £1m (2003: £1m).

The overall effect is to reduce the gross technical provisions for those classes of business referred to above at 31 December 2004 by £5m from £21m to £16m (2003: by £18m from £66m to £48m). The total amount of the investment return which corresponds to the unwinding of the discount is £1m (2003: £2m).

### 24.3 Life business

| | *Gross and net* | |
|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m |
| At 1 January | **128** | 86 |
| (Decrease)/increase in the year | **(36)** | 42 |
| At 31 December | **92** | 128 |

## 25. Creditors: amounts falling due within one year

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Company** | | |
| Loans due to Group undertakings (note 27.2) | **126** | 138 |
| Amount owed to Group undertakings | **1,711** | 1,058 |
| Other creditors | **–** | 4 |
| Accruals and deferred income | **9** | 6 |
| Corporation tax | **3** | – |
| | **1,849** | 1,206 |

## 26. Creditors: amounts falling due after more than one year

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Company** | | |
| Loans due to Group undertakings (note 27.2) | **47** | 337 |

## 27. Debenture loans and amounts owed to credit institutions

### 27.1 Debenture loans and amounts owed to credit institutions

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Group** | | |
| Floating rate guaranteed unsecured loan notes due 2004 and 2006 | **–** | 2 |
| Debenture loans, external | **–** | 2 |
| Subordinated guaranteed bonds undated (note a)[1] | **130** | 130 |
| Limited recourse bonds 2012 7.39% (note b)[1] | **101** | 108 |
| Limited recourse bonds 2022 7.59% (note b)[1] | **117** | 117 |
| **Total debenture loans** | **348** | 357 |
| Refinancing loan (note c)[1] | **296** | 257 |
| ***Total amounts owed to credit institutions*** | **296** | 257 |
| **Total borrowings** | **644** | 614 |

Notes

1. Borrowings of NPLL long-term fund.

(a) A £100m 9.625% subordinated guaranteed bond and a £30m 9.6257% subordinated guaranteed bond were both issued at par in 1996 by a wholly owned subsidiary of NPI. On 1 January 2000, NPI demutualised and these bonds, along with the net proceeds of their issue, were transferred to NPLL. The bonds are repayable on a non-instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the bonds are outstanding.

(b) Prior to its acquisition by the Group, NPI raised £260m of capital through the securitisation of embedded value on a block of existing unit-linked and unitised with-profit life and pension policies in 1998. On demutualisation of NPI, these were transferred to NPLL. The bonds are split between two classes, which rank pari passu. The £140m 7.39169% class A1 limited recourse bonds have an average life of eight years maturing in 2012 and the £120m 7.5873% limited recourse bonds have an average life of 18 years maturing in 2022. Amounts relating to the securitisation included within loans represent the principal outstanding less unamortised deferred issued costs. The bonds are repaid out of margins emerging from the securitised block of business and from a collateral fund of £128m (2003: £113m).

(c) The refinancing loan from Abbey National plc relates to the sale of Extra-Income Plan policies that Abbey National plc finances to the value of the associated property reversions. As part of the arrangement, NPLL and NPIL have undertaken to indemnify Abbey National plc against profits or losses arising from mortality or surrender experience which differs from the basis used to calculate the reversion amount. Repayment will be on a policy-by-policy basis and is expected to occur over the next 10 to 20 years.

### 27.2 Time period for payment

Payable as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Group** | | |
| In one year or less, or on demand | **9** | 1 |
| Between one and two years | **141** | – |
| Between two and five years | **39** | 131 |
| In five years or more | **455** | 482 |
| | **644** | 614 |
| **Company** | | |
| In one year or less, or on demand | **126** | 138 |
| Between one and two years | **–** | 290 |
| In five years or more | **47** | 47 |
| | **173** | 475 |

### 27.3 Nature of borrowings

After taking account of the various interest rate and currency rate swaps entered into by the Group, the currency exposure of Group borrowings is all in sterling and the interest rate exposure is as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Fixed rate borrowings | **348** | 355 |
| Floating rate borrowings | **–** | 2 |
| Interest free borrowings | **296** | 257 |
| **Total borrowings** | **644** | 614 |

## 28. Provisions

### 28.1 Group

| | Restructure £m | Leasehold properties £m | Product misselling £m | Staff related £m | Other £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 January 2004 | **57** | **96** | **14** | **34** | **42** | **243** |
| Amounts utilised | **(36)** | **(23)** | **(9)** | **(8)** | **(34)** | **(110)** |
| Increase in provision | **18** | **–** | **44** | **5** | **39** | **106** |
| Unutilised amount reversed | **(5)** | **(5)** | **–** | **–** | **(12)** | **(22)** |
| At 31 December 2004 | **34** | **68** | **49** | **31** | **35** | **217** |

The restructure provision of £34m (2003: £57m) has been made for costs of restructuring management and staffing across the Group and to complete the closure of Towry Law International. It is expected that most of the expenditure will be incurred in 2005.

The leasehold properties provision has been made for amounts in respect of the excess of lease rentals and other payments on properties that are currently vacant or expected to become vacant over the amounts to be recovered from subletting these properties on a discounted basis at 4.1% (2003: 4.1%). The provision is expected to be utilised over the next 15 years.

Product misselling provisions include a £43m provision relating to possible claims arising from inappropriate advice given to certain Towry Law International customers. The matters relating to these provisions are expected to be settled within the next five years.

Staff related provisions include £17m (2003: £18m) held in respect of healthcare costs for former employees and £3m (2003: £9m) relating to long-term staff incentives.

Other provisions include £20m (2003: £11m) for obligations relating to various sale contracts which are expected to be utilised within the next three years.

### 28.2 Company

| | Restructure £m | Product misselling £m | Other £m | Total £m |
|---|---|---|---|---|
| At 1 January 2004 | – | – | – | – |
| Amounts utilised | (1) | – | (9) | (10) |
| Increase in provision | 3 | 35 | 23 | 61 |
| Unutilised amount reversed | – | – | (12) | (12) |
| At 31 December 2004 | 2 | 35 | 2 | 39 |

The restructure provision relates to the restructure of the Corporate Office (note 2.2).

The product misselling provision has been established for possible claims arising from inappropriate advice given to certain Towry Law International customers. The matters relating to this provision are expected to be settled within the next five years. To the extent that further capital needs to be provided to Towry Law International to enable settlement of legacy product issues, this will be funded by the Company.

The increase in other provisions in the year comprises the cost of settling certain intra-Group matters relating to investments made by the asset management business, the settlement of Group-wide issues with AMP and settlements relating to the Demerger of the Group from AMP.

## 29. Other creditors including taxation and social security

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Group** | | |
| Corporation tax | 64 | 77 |
| Obligations under finance leases (note 30.2) | – | 1 |
| Other creditors | 340 | 456 |
| | 404 | 534 |

## 30. Capital commitments

### 30.1 Capital commitments

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Other capital commitments for settlement after 31 December | 4 | 32 |
| Securities commitments | 239 | 345 |

Securities commitments comprise commitments of Pearl to subscribe to private equity funds.

### 30.2 Obligations under finance leases

The obligations under finance leases fall due:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| In the second to fifth years inclusive | – | 1 |

### 30.3 Annual commitments under non-cancellable land and building operating leases

The obligations under non-cancellable land and building operating leases fall due:

| | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|
| Within one year | 4 | – |
| In the second to fifth years inclusive | 1 | 5 |
| In more than five years | 16 | 20 |
| **Total** | 21 | 25 |

The comparatives for obligations under non-cancellable land and building operating leases have been restated following a reanalysis of capital commitments at 31 December 2003.

## 31. Contingent loans

Both NPLL and London Life have received contingent loans from their respective parent undertakings, NP Life Holdings Limited and London Life Holdings Limited. The assets backing the loans are utilised to provide additional regulatory capital for the long-term funds. A full impairment review of the value of the loans made to the policyholder funds of London Life and NPLL was carried out as at 31 December 2004. The amounts below represent the best estimate of the Directors of the amounts that will be recoverable from the long-term funds following the settlement of policyholder claims by those funds and were valued at a market consistent embedded value (MCEV). MCEV allows explicitly for the cost of market-related risk, by reference to the pricing of similar risks observed in the financial markets. The most important of these are risks associated with the provision of policyholder financial guarantees and options and the risks associated with mismatches between assets and liabilities and revenues and expenses.

The intra-Group contingent loans cancel on consolidation. However, since they are loans between shareholder and policyholder funds any impairment in the shareholder asset, recognising non-recoverability, will reduce Group profit.

The Group long-term business provision is adjusted for the difference arising on consolidation between the carrying value of the contingent loan liability in the relevant life companies (which is in part determined by the approach to setting the long-term business provision in those companies, as disclosed in note 22) and the valuation of the contingent loans by the shareholder on the basis described above.

The loans provided to NPLL are repayable in accordance with the Schedule 2c Scheme under which the business of NPI was transferred to NPLL. The loan to London Life is repayable in accordance with the Schedule 2c Scheme under which the business of AMP UK Branch was transferred to London Life. The balances at 31 December are as follows:

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| NP Life Holdings Limited | **260** | 303 |
| London Life Holdings Limited | **76** | 85 |
| | **336** | 388 |

## 32. Notes to the cash flow statement

### 32.1 Reconciliation of profit/(loss) on ordinary activities to net cash inflow/(outflow) from operating activities:

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Profit/(loss) on ordinary activities before non-operating exceptional items and taxation | **81** | (867) |
| Adjustments for financing expenses and items not involving movements of cash: | | |
| Depreciation of tangible fixed assets | **13** | 9 |
| Amortisation and impairment of goodwill (note 12) | **20** | 307 |
| Amortisation and write-off of deferred issue costs | **–** | 11 |
| Decrease in creditors arising out of direct insurance operations | **–** | (10) |
| Decrease in technical provisions | **(30)** | (7) |
| Decrease in present value of acquired in force business | **–** | 23 |
| Unrealised losses on investments | **66** | 379 |
| (Profit)/loss from interest in associates | **(1)** | 7 |
| Movement in other assets | **29** | (355) |
| Movement in other liabilities | **(50)** | 96 |
| Profits relating to long-term business funds, excluding Pacific fund | **(88)** | (19) |
| Loan interest expense | **1** | 64 |
| Cash outflow from termination of Towry Law International (note 9) | **(6)** | – |
| Cash outflow from proposed sale of Life Services businesses (note 9) | **(3)** | – |
| Net cash inflow/(outflow) from operating activities | **32** | (362) |

### 32.2 Analysis of cash flows in respect of acquisitions and disposals

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Cash proceeds received on disposal of associate, including loans sold | **50** | 1 |
| Cash proceeds received on disposal of subsidiary undertakings | **–** | 14 |
| Costs associated with disposal of subsidiary undertakings | **–** | (12) |
| Net cash inflow from acquisitions and disposals | **50** | 3 |

### 32.3 Analysis of cash holdings included in the Consolidated Balance Sheet

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Cash at bank and in hand | **330** | 395 |
| Less: Cash on deposit not repayable on demand | **(21)** | (191) |
| Add: Deposits with credit institutions repayable on demand included within other financial investments | **45** | 26 |
| Total cash holdings (note 32.6) | **354** | 230 |

### 32.4 Analysis of portfolio investments included in the Consolidated Balance Sheet

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Other financial investments | **22,279** | 21,506 |
| Add: Cash on deposit not repayable on demand (note 32.3) | **21** | 191 |
| Less: Deposits with credit institutions repayable on demand included within other financial investments (note 32.3) | **(45)** | (26) |
| Total portfolio investments (note 32.6) | **22,255** | 21,671 |

### 32.5 Net portfolio investments (excluding long-term business)

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Purchase of portfolio investments | **480** | 664 |
| Sale of portfolio investments | **(297)** | (583) |
| | **183** | 81 |

### 32.6 Movements in cash, portfolio investments and financing

| | At 01 Jan £m | Cash flow £m | Changes in long-term business £m | Changes in market value and exchange rate effects £m | Non-cash movements £m | At 31 Dec £m |
|---|---|---|---|---|---|---|
| **2004** | | | | | | |
| Portfolio investments | **21,671** | **183** | **467** | **(66)** | **–** | **22,255** |
| Cash holdings | **230** | **6** | **118** | **–** | **–** | **354** |
| | **21,901** | **189** | **585** | **(66)** | **–** | **22,609** |
| Borrowings | **(614)** | **2** | **(32)** | **–** | **–** | **(644)** |
| Total | **21,287** | **191** | **553** | **(66)** | **–** | **21,965** |
| **2003** | | | | | | |
| Portfolio investments | 23,072 | 81 | (1,103) | (379) | – | 21,671 |
| Cash holdings | 201 | (99) | 128 | – | – | 230 |
| | 23,273 | (18) | (975) | (379) | – | 21,901 |
| Borrowings | (1,776) | 59 | 74 | – | 1,029 | (614) |
| Total | 21,497 | 41 | (901) | (379) | 1,029 | 21,287 |

## 33. Staff pension schemes

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given under the SSAP 24 disclosures below are those required by that Standard. FRS 17 "Retirement benefits" was issued in November 2000 requiring phased transitional disclosures. These are set out under FRS 17 disclosures below to the extent not already provided under SSAP 24 disclosures.

### 33.1 SSAP 24 disclosures

As at 31 December 2004 the Group operated one pension scheme, the HHG Staff Pension Scheme (formerly AMP UK Staff Pension Scheme) (the Scheme), for its employees. The Scheme is funded by payment of contributions to a separately administered trust fund. The Scheme's appointed investment managers are Henderson Global Investors, Fidelity Investments and Standard Life. The Scheme is subject to regular valuations by an independent qualified actuary.

Up until 15 November 1999, the Scheme operated on a defined benefit basis for all members. From that date, a new money purchase section was established for new members of the Scheme. Pearl and London Life final salary members were offered membership of this new section, on special terms, in respect of future service in April 2000 and NPI and Henderson final salary members in June 2001. If they declined they remained members of the defined benefit scheme.

At the date of the last actuarial investigation (31 December 2003) the market value of the assets of the Scheme was £1.705bn and on the basis of the assumptions set out below this was sufficient to cover 101% of the value of the benefits which had accrued to members after allowing for future increases in pensionable remuneration. Following a suspension of contributions, employer contributions to the Scheme recommenced with effect from 1 January 2004 at an average rate of 19.9% of pensionable earnings. From 1 January 2005, this rate will be replaced by contributions of 27.0%, 20.8% and 13.8% of pensionable earnings for final salary section members, hybrid (a mix of final salary and money purchase) members and pure money purchase members respectively. Contributions are paid annually at the end of the year.

With effect from 31 March 2005, the trustees have agreed to split the pension scheme assets and liabilities between those relating to the Life Services business and the group remaining after the sale of the Life Services business (the Remaining Group). This was done on the basis of a valuation as at the date of agreement to sell the Life Services business which revealed that the market value of the assets of the Scheme at that date was sufficient to cover 103% of the value of the benefits accrued to members.

The principal assumptions used for the purpose of assessing pensions costs before retirement under SSAP 24 for the Scheme were that the annual return on investments, after allowing for investment expenses, would be 2.5% higher than the annual increase in members' pensionable remuneration before retirement and 2.6% higher than the expected annual increase in future pensions after retirement. The costs were assessed using the projected unit method.

The 2004 pension cost is £15m which comprises £8m in relation to defined benefit members and £7m in relation to money purchase members (2003: £2m (see note 2.5)). A £3m prepayment is carried in the balance sheet at 31 December 2004 (2003: £nil) reflecting contributions prepaid at that date.

**33.2 FRS 17 disclosures**

The valuation used for the 2004 FRS 17 disclosures has been based on the most recent actuarial valuation at 31 December 2003 updated by Watson Wyatt to take account of the requirements of FRS 17 in order to assess the liabilities of the Scheme at 31 December 2004. The 2003 FRS 17 disclosures were based on the actuarial valuation at 31 December 2001 updated by Watson Wyatt to take account of the requirements of FRS 17. The Scheme assets are stated at their market value at 31 December 2004 and 31 December 2003.

(i) The effect on the Group's net assets and retained profits substituting the relevant FRS 17 pensions assets and liabilities for the corresponding SSAP 24 balance sheet items would be as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| **Net assets** | | |
| Total net assets excluding pension liability | **1,835** | 1,689 |
| Pension liability | **(46)** | (48) |
| Total net assets including pension liability | **1,789** | 1,641 |
| **Reserves** | | |
| Profit and loss reserve excluding pension liability | **485** | 70 |
| Pension liability | **(46)** | (48) |
| Profit and loss reserve including pension liability | **439** | 22 |

Total net assets excluding pension liability includes a £17m (2003: £18m) provision held in respect of healthcare costs for former employees. This provision has been calculated on the assumption of medical expense inflation of 9.5% (2003: 10.25%) and a valuation interest rate of 4.5% (2003: 4.5%).

(ii) The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

| | 31 Dec 04 Projected unit | 31 Dec 03 Projected unit | 31 Dec 02 Projected unit |
|---|---|---|---|
| **Valuation method** | | | |
| Discount rate | **5.30%** | 5.50% | 5.70% |
| Inflation rate | **2.80%** | 2.80% | 2.00% |
| Rate of increase in pensionable salaries (aged related scale in addition) | **4.30%** | 4.30% | 3.50% |
| Rate of increase in pensions in payment (in excess of GMPs) | **2.80%** | 2.80% | 2.00% |
| Rate of increase in deferred pensions | **2.80%** | 2.80% | 2.00% |

(iii) The assets in the Scheme and the expected rate of return are:

| | Long-term rate of return expected at | | | Value | | |
|---|---|---|---|---|---|---|
| | **31 Dec 04 %** | **31 Dec 03 %** | **31 Dec 02 %** | **31 Dec 04 £m** | **31 Dec 03 £m** | **31 Dec 02 £m** |
| Equities | **8.2** | 8.5 | 7.9 | **842** | 975 | 1,061 |
| Property | **6.9** | 7.1 | 6.6 | **172** | 136 | 150 |
| Bonds | **4.7** | 4.9 | 5.0 | **734** | 541 | 298 |
| Cash and other | **3.6** | 3.8 | 3.5 | **37** | 24 | 21 |
| Total market value of defined benefit assets | **6.5** | 7.2 | 7.1 | **1,785** | 1,676 | 1,530 |
| Money purchase assets | | | | **37** | 28 | 20 |
| Total value of assets | | | | **1,822** | 1,704 | 1,550 |
| Present value of Scheme liabilities | | | | **(1,888)** | (1,773) | (1,558) |
| Deficit in the Scheme | | | | **(66)** | (69) | (8) |
| Related deferred tax asset | | | | **20** | 21 | 2 |
| Net pension liability | | | | **(46)** | (48) | (6) |

(iv) The components of the pensions cost are:

| | **31 Dec 04 £m** | **31 Dec 03 £m** |
|---|---|---|
| Analysis of the amount charged to operating profit: | | |
| Current service cost – final salary | **14** | 18 |
| Current service cost – money purchase | **7** | 8 |
| Past service cost | **–** | 1 |
| Total operating charge | **21** | 27 |

| | **31 Dec 04 £m** | **31 Dec 03 £m** |
|---|---|---|
| Analysis of the amount charged to the profit and loss account: | | |
| Loss on settlements | **–** | 1 |
| Gain on curtailments | **(5)** | (37) |
| Net gain to profit and loss account | **(5)** | (36) |

The gain on curtailments in 2003 relates to the restructuring of Life Services in that year.

| | **31 Dec 04 £m** | **31 Dec 03 £m** |
|---|---|---|
| Analysis of the amount charged to other finance income: | | |
| Interest cost | **93** | 84 |
| Expected return on pension scheme assets | **(117)** | (106) |
| Net return | **(24)** | (22) |
| Total operating credit | **(8)** | (31) |

Analysis of the amount recognised in the Statement of Total Recognised Gains and Losses (STRGL):

| | **31 Dec 04 £m** | **31 Dec 03 £m** |
|---|---|---|
| Actual gain less expected return on pension Scheme assets | **(54)** | (140) |
| Experience losses arising on Scheme liabilities | **18** | 5 |
| Changes in assumptions underlying the present value of the Scheme liabilities | **61** | 229 |
| Actuarial loss recognised in the STRGL | **25** | 94 |

(v) The movement in the Scheme deficit during the year is as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Deficit in Scheme at 1 January | **(69)** | (8) |
| Movement during the year: | | |
| Contributions paid | **13** | 2 |
| Total operating charge | **(14)** | (27) |
| Settlement cost | **–** | (1) |
| Curtailment gain | **5** | 37 |
| Net expected return on pension asset | **24** | 22 |
| Actuarial loss | **(25)** | (94) |
| Deficit in Scheme at 31 December | **(66)** | (69) |

(vi) Scheme experience gains and losses are as follows:

| | 31 Dec 04 | 31 Dec 03 | 31 Dec 02 |
|---|---|---|---|
| **(Gain)/loss on Scheme assets** | | | |
| Amount (£m) | **(54)** | (140) | 377 |
| Percentage of present value of Scheme assets | **(3.0%)** | (8.4%) | 24.6% |
| **Experience losses on Scheme liabilities** | | | |
| Amount (£m) | **18** | 5 | 14 |
| Percentage of present value of Scheme liabilities | **1.0%** | 0.3% | 0.9% |
| **Total loss recognised in Statement of Total Recognised Gains and Losses** | | | |
| Amount (£m) | **25** | 94 | 338 |
| Percentage of present value of Scheme liabilities | **1.4%** | 5.4% | 22.0% |

## 34. Share-based payments

### 34.1 Group share-based compensation plans

The following share-based compensation plans were launched by the Group in 2004:

**Sharesave Scheme**

Eligible employees who wish to purchase shares in HHG PLC contribute a monthly amount to a savings account up to a maximum of £250 after tax per month. At the expiration of 36 months contribution, the employees have the option to use the funds in the account (plus interest and bonus) to subscribe for shares at a previously agreed price. The price was set at £0.416 per share, a 20% discount to the share price on 2 April 2004.

Employees have up to six months after the 36 month period to exercise their options and subscribe for shares.

**Share Incentive Plan (SIP)**

Eligible employees who wish to purchase shares in HHG PLC invest a monthly amount up to a maximum of £125 per month, which is deducted from their gross salary. Each participating employee received for no additional payment one share for each share purchased through to December 2004. From January 2005, the matching share ratio increased from 1:1 to 2:1. Matching shares will be forfeited if purchased shares are withdrawn from the Trust within two years.

**Long-Term Incentive Plan (LTIP)**

Under the LTIP, a number of executives were granted performance shares.

These awards of £nil priced options are granted on condition that the executives remain with the Company for three years and that the Total Shareholder Return (TSR) of the Company (HHG TSR) shares compares favourably to the median of companies that make up the FTSE 250 index as at 1 January 2004. A proportion of the shares will vest if the HHG TSR is at the 50th percentile of the FTSE 250 companies with the full amount of shares granted vesting if HHG TSR is at or above the 75th percentile of the FTSE 250 companies. No vesting will occur if the HHG TSR is below the 50th percentile of the FTSE 250 companies. The executives are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met.

100% of awards granted to Life Services employees will become exercisable on completion of the sale of the Life Services business, subject to performance hurdles being met, whereas two thirds of the awards granted to the remaining Henderson and Towry Law employees will vest on the Court approval date for the return of capital, subject to the extent performance hurdles have been met on completion of the sale of the Life Services business. The remaining one third of the 2004 awards held by Henderson and Towry Law employees will be subject to the normal three year performance period and the satisfaction of the TSR performance conditions over that period. On exercise, awards will be satisfied by the transfer to participants of shares purchased on market by the LTIP trustee.

A phantom LTIP scheme has been set up for non-UK resident executives, which is the same in all respects except that it will be settled in cash.

**Deferred Equity Plan (DEP)**
Under the Henderson remuneration policy, there is a requirement for some executives to defer an element of their Short-Term Incentive (STI) awards, Growth Equity Bonus Scheme (GEBS) and performance fees. A mandatory deferral applies above certain levels of award and is administered via the DEP. Under DEP, executives can defer their awards into the Company's shares and/or Henderson products. The deferred monies are paid directly to a trustee, who purchases the nominated investments and holds them in trust. Under the two year DEP (which applies to STI and performance fee deferrals), 50% of the investment units/shares are released to employees at the end of the first year, the other 50% at the end of year two.

In March 2004, a number of executives were given the opportunity to invest an amount equivalent to their 2003 annual cash bonus into the Company's shares at the market price. Each participating executive will receive for no additional payment one share for every three shares held in the plan for a minimum of three years.

### 34.2 Share-based payments through the profit and loss account

| | 31 Dec 04 £m |
|---|---|
| Sharesave Scheme | **1** |
| SIP | **–** |
| LTIP | **1** |
| DEP | **–** |
| Total expense | **2** |

This total expense can be analysed between:

| | 31 Dec 04 £m |
|---|---|
| Amount which is expected to be settled with equity | **2** |
| Amount which is expected to be settled in cash | **–** |
| | **2** |

Amounts recorded as liabilities for option grants expected to be settled in cash, based on the fair value of the options granted, totalled £nil at 31 December 2004. The intrinsic value of liabilities for which the counterparty's right to cash had vested by 31 December 2004 was £nil.

£1m of the above amount which is expected to be settled with equity, arose in the Company.

### 34.3 Share options outstanding
Share options outstanding under the Group's share-based compensation plans during 2004 were as follows:

| | 2004 | |
|---|---|---|
| | Number of options | Weighted average exercise price £ |
| At 1 January | **–** | **–** |
| Granted | **11,518,112** | **0.416** |
| Exercised (note 18.2) | **(55,517)** | **0.416** |
| Expired, cancelled or lapsed | **(962,090)** | **0.416** |
| At 31 December | **10,500,505** | **0.416** |

The weighted average share price on the date options were exercised during 2004 was £0.53.

The weighted average fair value of options granted during 2004 was £0.20.

At 31 December 2004, the weighted average remaining expected life and remaining contractual life of outstanding awards was 2.4 years.

These disclosures are applicable only to the Sharesave Scheme.

### 34.4 Fair values of share-based compensation plans

The fair value amounts for the options granted under the Sharesave Scheme were determined using the Black Scholes option-pricing method using the following assumptions:

| | |
|---|---|
| Dividend yield | Zero |
| Expected volatility | 47.4% |
| Risk free interest rate | 4.6% |
| Expected life | 3 years |
| Weighted average share price | £0.475 |
| Exercise price | £0.416 |

The Company listed in December 2003 and does not have a sufficient history of price movements for its own volatility calculation to be made. Therefore volatility has been calculated by taking the average of the volatility of nine of the Company's quoted peers over the preceding three year period. Peers selected were publicly quoted life insurance and fund management companies who were considered to offer suitable coverage in terms of business mix to be a reasonable proxy for volatility for the Company at the time that the options were granted.

Fair value of the Sharesave Scheme was adjusted for dividends. No other factors were taken into account in calculating the fair value of the Sharesave Scheme.

Other share schemes involve the grant of shares for £nil consideration. The fair value for these schemes is calculated using the share price at grant date, which is set out in the following table. No adjustments have been made for dividends.

| Scheme | Shares granted | Average share price |
|---|---|---|
| SIP | 297,647 | £0.47 |
| LTIP | 19,708,570 | £0.52 |
| DEP | 1,948,535 | £0.44 |

The fair value calculation for the LTIP includes a statistical assessment of the likelihood of the Company achieving performance targets set out in the Scheme. These performance targets are in respect of TSR over three years and are as follows:

| Criteria | Amount vesting |
|---|---|
| HHG TSR less than the 50th percentile of the FTSE 250 companies | nil% |
| HHG TSR at the 50th percentile of the FTSE 250 companies | 35% |
| HHG TSR at or above the 75th percentile of the FTSE 250 companies | 100% |

For a TSR between the 50th and 75th percentiles the amount vesting will increase on a linear basis.

No goods or services have been received in respect of share-based payments other than the employee transactions identified above.

## 35. Subsidiary and associated undertakings

The principal subsidiaries and associated undertakings of the Group are as follows:

| | Country of incorporation and principal place of operation | Class of shares held (wholly-owned unless otherwise indicated) |
|---|---|---|
| **(a) Insurance companies:** | | |
| London Life Limited | UK ‡ * | Ordinary shares of £1 |
| London Life Linked Assurances Limited | UK ‡ * | Ordinary shares of £1 |
| National Provident Life Limited | UK ‡ * | Ordinary shares of £1 |
| NPI Limited | UK ‡ * | Ordinary shares of £1 |
| Pearl Assurance plc | UK ‡ * | 'A' ordinary shares of 5 pence<br>'B' ordinary shares of £1 |
| Pearl Assurance (Unit Funds) Limited | UK ‡ * | Ordinary shares of £1 |
| Pearl Assurance (Unit Linked Pensions) Limited | UK ‡ * | Ordinary shares of £1 |
| **(b) Non-insurance companies:** | | |
| All held by the Company unless indicated | | |
| Henderson Global Investors (Holdings) plc (holding company) | UK | Ordinary shares of 25 pence |
| HHG Capital (Jersey) Limited (special purpose entity) | Jersey | Ordinary shares of £1 |
| HHG International Holdings Limited UK (holding company) | UK | Ordinary shares of £1 |
| HHG Invest plc (holding company) | UK | Ordinary shares of £1 |
| NPI Asset Management Limited (investment management company) | UK | Ordinary shares of £1 |
| NPI Investment Managers Limited (unit trust company) | UK | Ordinary shares of £1 |
| NPI Portfolio Managers Limited (unit trust company) | UK | Ordinary shares of £1 |
| Pearl Group Limited (holding company) | UK | 'A' ordinary shares of 5 pence |

Notes

‡ Held by a subsidiary undertaking.

* Life Services business to be disposed of under agreement with Life Company Investor Group Limited (note 38).

**35. Subsidiary and associated undertakings (continued)**

| | Country of incorporation and principal place of operation | Class of shares held (wholly-owned unless otherwise indicated) |
|---|---|---|
| UKLS Financial Planning Limited (holding company) | UK | Ordinary shares of £1 |
| Henderson Administration Limited (service company) | UK ‡ | Ordinary shares of £1 |
| Henderson Fund Management plc (investment management) | UK ‡ | Ordinary shares of £1 |
| Henderson Global Investors (International Holdings) BV (holding company) | Netherlands ‡ | Ordinary shares of 45 cents (€) |
| Henderson Global Investors (Jersey) Limited (holding company) | Jersey ‡ | Ordinary shares of £1<br>'A' and 'B' ordinary shares of £1<br>Fixed rate preference shares of £1 |
| Henderson Global Investors Limited (investment management) | UK ‡ | Ordinary shares of £1 |
| Henderson Holdings Limited (holding company) | UK ‡ | Ordinary shares of 25 pence<br>Participating preference shares of £1 |
| Henderson International Holdings Limited (holding company) | UK ‡ | Ordinary shares of £1 |
| *Henderson Investment Funds Limited (unit trusts/OEIC management)* | UK ‡ | Ordinary shares of £1 |
| Henderson Investment Management Limited (investment management) | UK ‡ | Ordinary shares of £1 |
| Henderson Management SA (fund management) | Luxembourg ‡ | Ordinary shares of US$1 |
| Henderson Private Capital Limited (investment management) | UK ‡ | Ordinary shares of £1 |
| Henderson Technology Ventures Limited (holding company) | UK ‡ | Ordinary shares of £1 |
| Henderson UK Shopping Centre Fund (Jersey property unit trust) | Jersey ‡ * | 79% of units owned |
| HHG Private Capital Portfolio No. 1 (private equity partnership) | UK ‡ | – |
| HHG Private Capital Portfolio No. 2 (private equity partnership) | UK ‡ | – |
| HHG Private Capital Portfolio No. 3 (private equity partnership) | UK ‡ | – |
| HHG Private Capital Portfolio No. 4 (private equity partnership) | UK ‡ | – |
| HHG Private Capital Portfolio No. 5 (private equity partnership) | UK ‡ | – |
| HHG Services Limited (service company) | UK ‡ * | Ordinary shares of £1 |
| London Life Group Services Limited (service company) | UK ‡ * | Ordinary shares of £1 |
| London Life Holdings Limited (holding company) | UK ‡ * | Ordinary shares of £1 |
| Mutual Securitisation plc (finance company) | ROI ‡ * | – |
| *NP Life Holdings Limited (holding company)* | UK ‡ * | 'A' and 'B' ordinary shares of £1 |
| NPI Finance plc (finance company) | UK ‡ * | Ordinary shares of £1 |
| NPI Holdings Limited (holding company) | UK ‡ * | 'A' ordinary shares of £1 |
| NPI Payments Limited (disbursing NPI policyholders' demutulisation benefits) | UK ‡ * | Ordinary shares of £1 |
| NPI Self Invested Personal Pensions Limited (pension management) | UK ‡ * | 'B' ordinary shares of £1 |
| Pearl Assurance Group Holdings Limited (holding company) | UK ‡ * | Ordinary shares of £1 |
| Pearl GI Limited (general insurance agent) | UK ‡ * | Ordinary shares of £1 |
| Pearl Invest Limited (financial services company) | UK ‡ * | Ordinary shares of £1 |
| Pearl ISA Limited (ISA management) | UK ‡ * | Ordinary shares of £1 |
| Pearl Unit Trusts Limited (unit trust management) | UK ‡ | Ordinary shares of £1 |
| Premier Pension Trustees Limited (pensioner trustee services) | UK ‡ * | Ordinary shares of £1 |
| *Towry Law (Asia) HK Limited (financial services company)* | China ‡ | Ordinary shares of HK$1 |
| Towry Law Financial Services Limited (financial services) | UK ‡ | Ordinary shares of £1 |
| Towry Law Insurance Brokers Limited (insurance brokers) | UK ‡ | Ordinary shares of £1 |
| Towry Law plc (financial services company) | UK ‡ | Ordinary shares of £1 |
| UKLS Financial Services Limited (finance company) | UK ‡ * | Ordinary shares of £1 |
| **(c) Joint venture undertaking:** | | |
| The Printworks Leisure Scheme Trust (property trust) | UK ‡ * | 50% |
| **(d) Associate undertakings:** | | |
| Henderson Caspar Property Fund (property fund) | Jersey ‡ * | 50% |
| Henderson Central London Office Fund (property fund) | Jersey ‡ * | 40% |
| Henderson French Property Fund BV (property fund) | UK ‡ * | 41% |
| Henderson (UK) Retail Warehouse Fund (property fund) | UK ‡ * | 22% |
| Henderson UK Shop Fund (property fund) | Jersey ‡ | 50% |
| *Moor House Limited Partnership (property partnership)* | UK ‡ * | 33% |
| The Covent Garden Limited Partnership (property partnership) | UK ‡ * | 37% |

Notes

‡ Held by a subsidiary undertaking.

* Life Services business to be disposed of under agreement with Life Company Investor Group Limited (note 38).

The information disclosed above is only in respect of those undertakings which principally affect the figures shown in the Group's accounts. There are a number of other subsidiary and associated undertakings whose business does not materially affect the Group's profits or the amount of its assets and particulars of these have been omitted in view of their excessive length.

As part of the Group's ongoing review of its investment strategy, a significant number of property holdings were moved into more liquid investments in the form of JPUTs and cash during 2004. This has resulted in the Group owning a 79% equity interest in the Henderson UK Shopping Centre Fund at 31 December 2004 and a corresponding minority interest of £83m has been recognised in the Consolidated Group Balance Sheet at that date.

## 36. Related party transactions

The Group's pension scheme is charged on an arm's length basis with the costs of administration and investment management services, which amounted to £0.6m in 2004 (2003: £0.3m).

At 31 December 2004, one director held a life assurance policy issued by Pearl in the normal course of business. The sum assured under this policy is £1,406,004 (2003: £1,176,000).

During the year, Henderson Fund Management plc has agreed to make a loan facility available to seven employees who are limited partners in the Henderson PFI Secondary Co-Investment Fund 'A' LP to assist in meeting an agreed proportion of their commitment to the partnership from time to time. The gross facility is £1.25m and £0.2m has been utilised at 31 December 2004.

All related party transactions with AMP are conducted on normal commercial terms.

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Management services fee expense | – | (9) |
| Interest paid | – | (33) |
| Interest received | – | 6 |
| Investment management fee income | 5 | 7 |
| Service fee income | – | 6 |
| Other income | – | 2 |
| | 5 | (21) |

Balances with AMP are as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Debtors less creditors | 4 | 9 |

In 2004, the 31 December 2003 net debtor balance with AMP of £9m and £1m of the 2004 investment management fee income were settled for cash.

During 2003, the Group also had related party transactions with AMP in relation to share capital and other financing.

## 37. Contingent liabilities

The following contingent liabilities existed at 31 December 2004:

(a) in the normal course of business, the Group is exposed to certain legal issues, which involve litigation and arbitration;

(b) in the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio;

(c) provision for liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, the Ombudsman rulings, by industry compensation and by court judgements; and

(d) the provision for costs in respect of Towry Law International legacy products is based on a number of assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them.

## 38. Post Balance Sheet events

At an Extraordinary General Meeting held on 21 February 2005, shareholders approved an agreement that the Company and its subsidiary companies entered into on 9 December 2004, to sell the Life Services business owned by Pearl Group Limited (a direct subsidiary of the Company) to Life Company Investor Group Limited. It is anticipated that regulatory approval by the FSA and satisfaction of conditions relating to the HHG Staff Pension Scheme will be obtained to enable completion of the sale in April 2005.

The Life Services business comprises principally the life insurance and pensions books of Pearl, London Life, NPLL and NPIL, which are effectively closed to new business, various unit-linked life insurance companies and the Service Company which provides administrative services to these businesses. All of these are directly or indirectly owned by Pearl Assurance Group Holdings Limited, 100% of whose issued share capital is being sold by Pearl Group Limited.

The consideration payable to Pearl Group Limited for the sale of the Life Services business will be satisfied by cash payment on Completion of £1.070bn. In addition, Life Company Investor Group Limited will transfer to Pearl Group Limited at Completion the benefit of a receivable of £34m representing the value of the stake in BPL together with related entities held in Pearl. Based on net assets of the Life Services business at 31 December 2004 of £1.409bn, expected associated professional fees and transaction costs of £28m and £7m loss arising from the settlement of the net outstanding loans between Life Services and the Remaining Group, this is expected to result in a loss on disposal of approximately £340m. The actual loss on disposal will be calculated using net assets at the Completion date and will be reported in 2005 under IFRS.

Following Completion it is proposed that the majority of the proceeds be returned to shareholders in cash, that the investor base be reduced and that the Remaining Group will be renamed Henderson Group plc. The table below sets out the consolidated balance sheet of the Group after adjustments to reflect these transactions as if they had occurred at 31 December 2004.

| | | Adjustments | | |
|---|---|---|---|---|
| | Group consolidated Balance Sheet at 31 Dec 2004 £m | Life Services consolidated Balance Sheet at 31 Dec 2004 £m | Other adjustments £m | Pro-forma Remaining Group £m |
| **Assets** | | | | |
| Intangible assets | **233** | – | – | **233** |
| Investments | **23,635** | (23,540) | 454[1] | **549** |
| Assets held to cover linked liabilities | **4,215** | (4,215) | – | – |
| Reinsurers' share of technical provisions | **277** | (277) | – | – |
| Debtors | **326** | (240) | – | **86** |
| Other assets | **343** | (274) | – | **69** |
| Prepayments and accrued income | **431** | (421) | – | **10** |
| **Total assets** | **29,460** | **(28,967)** | **454** | **947** |
| **Liabilities** | | | | |
| Minority interests | **83** | (83) | – | – |
| Fund for future appropriations | **602** | (602) | – | – |
| Gross technical provisions | **21,285** | (21,285) | – | – |
| Technical provisions for linked liabilities | **4,215** | (4,215) | – | – |
| Provision for other risks and charges | **253** | (157) | 28[2] | **124** |
| Debenture loans | **348** | (556) | 242[3] | **34** |
| Amounts owed to credit institutions | **296** | (296) | – | – |
| Creditors, accruals and deferred income | **540** | (364) | – | **176** |
| **Total liabilities** | **27,622** | **(27,558)** | **270** | **334** |
| **Net assets** | **1,838** | **(1,409)** | **184** | **613** |
| **Capital and reserves** | | | | |
| Called up share capital | **271** | – | (158)[4] | **113** |
| Share premium | **1081** | – | (727)[5] | **354** |
| Own shares held | **(4)** | – | – | **(4)** |
| Capital reserve | **2** | – | – | **2** |
| Profit and loss account | **488** | (1,409) | 1,069[6] | **148** |
| | **1,838** | **(1,409)** | **184** | **613** |

The reduction in pro-forma capital and reserves from £1,838m to £613m comprises the return of capital to shareholders following the intended sale of the Life Services business (£885m) together with the loss on disposal (£340m).

**Notes to the adjustments**

| | | £m |
|---|---|---|
| 1 | This adjustment comprises the following components and reflects management's best estimate of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| | • Purchase by the Remaining Group of investments in BPL at fair value for cash from the Pearl with-profits fund; | – |
| | • Transfer of investments in BPL at fair value from the shareholder fund of Pearl; | 34 |
| | • Novation of loans due to the Life Services business in settlement of assignment of loan receivables and accrued interest due to the Remaining Group; | 201 |
| | • Creation of new loan receivable from Pearl Assurance Group Holdings Limited, a Life Services entity; | 34 |
| | • Cash consideration received; | 1,070 |
| | • Cash paid to shareholders in respect of the capital reduction of 52 out of 100 shares at a price of 55 pence per share; and | (775) |
| | • Cash paid to shareholders for the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share. This assumes that all fractional entitlements created on the consolidation will be aggregated into as many whole consolidated shares as possible and such consolidated shares will be cancelled and the proceeds repaid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share. | (110) |
| | | 454 |
| 2 | This adjustment comprises a provision for transaction and separation related expenses including warranty insurance premium. | 28 |
| 3 | This adjustment comprises the following components: | |
| | • Assignment of loans currently classified as intra-Group due from the Life Services business to Life Company Investor Group Limited in settlement of novation of loans payable, together with accrued interest due from the Remaining Group; and | 208 |
| | • Creation of new loan payable to Pearl in settlement of transfer of investments from the shareholder fund in BPL at fair value. | 34 |
| | | 242 |
| 4 | This adjustment reflects management's best estimate of the effect on share capital of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| | • Court confirmed reduction of share capital under section 135 of the Companies Act 1985 of 1.409bn 10 pence shares, i.e. the cancellation of 52 out of 100 shares of 10 pence each at 55 pence per share; | 141 |
| | • Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share; and | 17 |
| | • Share division of one £50 share into 500 10 pence shares. | – |
| | | 158 |
| 5 | This adjustment reflects management's best estimate of the effect on share premium of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| | • Court confirmed reduction of share capital under section 135 of the Companies Act 1985 of 1.409bn 10 pence shares, i.e. the cancellation of 52 out of 100 shares of 10 pence each at 55 pence per share; | 634 |
| | • Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10p shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share; and | 93 |
| | • Share division of one £50 share into 500 10 pence shares. | – |
| | | 727 |
| 6 | This adjustment reflects the following components: | |
| | • Cash consideration received; | 1,070 |
| | • Gain arising on transfer of investments in BPL at fair value; | 34 |
| | • Provision for transaction and separation related expenses including warranty insurance premium; and | (28) |
| | • Loss arising from the settlement of the net outstanding loans between the Life Services business and the Remaining Group at 31 December 2004. | (7) |
| | | 1,069 |

# Shareholder Information
### As at 18 March 2005

## Total number of holders of ordinary shares and their voting rights

The share capital of HHG PLC consisted of 2,710,772,247 ordinary shares held by 858,915 security holders. This included 1,687,783,107 shares, held by CHESS Depositary Nominees (CDN), quoted on the ASX in the form of CHESS Depositary Interests (CDIs) and held by 804,030 CDI holders. Each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll. CDI holders can instruct CDN to appoint a proxy on their behalf and can direct the proxy how to vote on the basis of one vote per person taken by a show of hands, and one vote per CDI on a vote taken on a poll.

## Twenty largest share/CDI holders

| | | Ordinary shares/CDIs | % of issued Capital |
|---|---|---|---|
| 1 | AMP Financial Services Holdings Limited | 272,000,000 | 10.03 |
| 2 | RBC Global Services Australia Nominees Pty Limited | 193,849,525 | 7.15 |
| 3 | Chase Nominees Ltd | 185,142,794 | 6.83 |
| 4 | Citicorp Nominees Pty Limited | 146,696,466 | 5.41 |
| 5 | Westpac Custodian Nominees Limited | 146,104,204 | 5.39 |
| 6 | National Nominees Limited | 123,972,347 | 4.57 |
| 7 | J P Morgan Nominees Australia Limited | 115,984,405 | 4.28 |
| 8 | HSBC Global Custody Nominee (UK) Ltd | 109,134,640 | 4.03 |
| 9 | Cogent Nominees Pty Limited | 58,085,402 | 2.14 |
| 10 | CUIM Nominee Ltd | 53,866,900 | 1.99 |
| 11 | State Street Nominees Ltd | 41,506,102 | 1.53 |
| 12 | IOOF Investment Management Limited | 39,850,716 | 1.47 |
| 13 | Chase (GA Group) Nominees Limited | 33,528,648 | 1.24 |
| 14 | Vidacos Nominees Ltd | 31,624,622 | 1.17 |
| 15 | BNY Norwich Union Nominees Ltd | 31,444,684 | 1.16 |
| 16 | AMP Life Limited | 30,271,393 | 1.12 |
| 17 | Queensland Investment Corporation | 28,227,683 | 1.04 |
| 18 | Westpac Financial Services Limited | 25,074,653 | 0.93 |
| 19 | ANZ Nominees Limited | 22,401,643 | 0.83 |
| 20 | Nortrust Nominees Limited | 22,093,256 | 0.82 |
| Top 20 Total | | 1,710,860,083 | 63.11 |
| Total Shares | | 2,710,772,247 | 100.00 |

## Distribution of share/CDI holdings

| Categories | Number of holders | % of issued Capital |
|---|---|---|
| 1 – 1,000 | 716,017 | 9.74 |
| 1,001 – 5,000 | 131,861 | 8.76 |
| 5,001 – 10,000 | 6,550 | 1.72 |
| 10,001 – 100,000 | 4,028 | 3.60 |
| 100,001 and over | 459 | 76.18 |
| Total | 858,915 | 100.00 |

384,572 share/CDI holders held less than A$500 worth of shares/CDIs, i.e. fewer than 329 shares/CDIs.

## Stock exchange listings

HHG PLC shares are listed on the London Stock Exchange and HHG CDIs are quoted on the Australian Stock Exchange.

## Substantial shareholders

HHG had received substantial shareholding notices, sent in accordance with Australian regulatory requirements, from the following:

- AMP Limited and its associates held 342,930,210 shares/CDIs or 12.65% of HHG's issued capital, as detailed in its substantial shareholding notice sent on 14 December 2004;
- Perpetual Trustees Australia Limited held 245,749,190 shares/CDIs or 9.07% of HHG's issued capital, as detailed in its substantial shareholding notice sent on 17 February 2005;
- Perennial Value Management Limited held 135,826,601 shares/CDIs or 5.01% of HHG's issued capital, as detailed in its substantial shareholding notice sent on 23 February 2005.

## Total number of options over unissued shares and option holders

There were 9,859,803 options over unissued ordinary shares in HHG PLC held by 791 option holders.

## Restricted securities

There are no restricted securities on issue.

## Buy-back

There is no current on-market buy-back.

## Website

www.hhg.com

## Company secretary

Gerald Watson

## Registered and head office in the United Kingdom

4 Broadgate, London EC2M 2DA
Phone: + 44 (0) 20 7818 5310
Fax: + 44 (0) 20 7818 6900

## Registered office in Australia

Level 17, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
Phone: + 61 (0) 2 9230 4982
Fax: + 61 (0) 2 9230 8609

## Share Registry

**Australia**
HHG Share Registry, GPO Box 4578, Melbourne, Victoria 8060, Australia
Phone: 1300 137 981
+ 61 (0) 3 9415 4081
Fax: + 61 (0) 3 9473 2500

**United Kingdom**
HHG Share Registry, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Phone: 0800 073 3916
Fax: 0870 703 6119

**New Zealand**
HHG Share Registry, Private Bag 92119, Auckland 1020
Phone: 0800 888 017
Fax: 09 488 8787

**Email**
hhgservices@computershare.com.au

# Glossary

**AMP**
AMP Limited and its controlled entities
**annuity**
a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums
**CDI**
a CHESS Depositary Interest representing one ordinary share. These are quoted on the Australian Stock Exchange
**CDO**
Collatoralised Debt Obligations
**closed** or **closed book**
a book of business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes
**commutation**
an agreement negotiated between an insured and insurer, usually involving the payment of a lump sum which relieves the insurer of the obligation to meet all current debts and anticipated future liabilities under one or more than one specific insurance contract
**Companies Act 1985**
the UK Companies Act 1985, as amended
**Completion**
the completion of the sale of the Life Services business to Life Company Investor Group Limited pursuant to the terms of the sale agreement
**Corporations Act 2001**
the Australian Corporations Act 2001
**CRR**
the Capital Resources Requirement, i.e. the excess of available capital resources to cover long-term insurance business
**embedded value**
an actuarially determined estimate of the economic value of the shareholder capital in the Life Services businesses and the profits expected to emerge from the business in force
**FRC**
Financial Reporting Council
***free assets***
the excess of available assets (admissible assets less total liabilities) over and above the CRR
**Free Asset Ratio** or **FAR**
this has been calculated in this document as the free assets divided by total liabilities; this is one of the key regulatory capital measures for UK life insurers. Note that the calculation for the 2004 FARs are not directly comparable with 2003 due to changes in the rules for assessing capital adequacy. In particular, the asset figures are calculated on a twin peaks basis
**general insurance**
non-life insurance covering risks such as motor vehicle liability, fire and damage to property
**Group**
HHG PLC and its controlled entities
**Henderson Group plc**
the remaining group (after the sale of the Life Services business) which will comprise Henderson Global Investors (Henderson) and Towry Law
**in force business**
long-term business which has been written before a specified date and which has not terminated before that date
**ISA**
Individual Savings Accounts
**Life Services**
comprises principally the life insurance and pension books of Pearl, London Life, NPLL and NPIL, which are effectively closed to new business; Life Services also includes the closed general insurance books of Pearl, the pension trustee business of Premier Pension Trustees Limited and the retirement services business operated by NPIL
**Life Services business**
the legal entities of the life business of the Group which comprise principally (i) the life insurance and pension books of Pearl, London Life, NPLL and NPIL, which are effectively closed to new business, (ii) the unit-linked companies and (iii) the Service Company which provides administrative services to these businesses, all of which are owned (directly or indirectly) by Pearl Assurance Group Holdings Limited, the shares of which are being sold to Life Company Investor Group Limited
**liquidity**
net cash flows available for investment in the Consolidated Cash Flow Statement
**London Life**
London Life Limited
**long-term fund**
a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long-term business
***non-profit policy***
a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit-linked policy), or is guaranteed by the insurer. Also known as a non-participating policy
**NPI**
National Provident Institution
**NPIL**
NPI Limited
**NPLL/National Provident Life**
National Provident Life Limited
**OEIC**
Open-Ended Investment Company
**profit before tax**
profit before tax represents the profit before tax for the year attributable to shareholders of HHG PLC (the Company)
**Pearl**
Pearl Assurance plc
**PVIF**
Present Value of In Force Business. This represents the discounted future margins on an in force portfolio of long-term business. It is only recognised on the balance sheet when it has been acquired for value and is then amortised over its expected life
**reinsurance**
the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life insurance company
**Remaining Group**
Henderson Group plc
**run-off**
the administration of insurance portfolios that have been closed to new business
**Service Company**
HHG Services Limited
**traditional**
when used in respect of an embedded value or value of new business, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present
**TSR**
Total Shareholder Return
**underwriting**
the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk
**unitised with-profits**
a policy under which the value of the benefits is measured in whole or in part by reference to the with-profits units allocated to that policy
**unit trust**
a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments
**with-profits policy** or **participating policy**
a policy under which (in addition to guaranteed benefits specified in the policy) additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part; "without-profits policy" or "non-participating policy" means a policy where no such additional bonuses are payable
**with-profits units**
notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies

**Need help?**
**Contact HHG Share Registry**


**Australia**
GPO Box 4578, Melbourne,
Victoria 8060
**Phone:** 1300 137 981
+61 (0) 3 9415 4081
**Fax:** +61 (0) 3 9473 2500

**United Kingdom**
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH
**Phone:** 0800 073 3916
**Fax:** 0870 703 6119

**New Zealand**
Private Bag 92119, Auckland 1020
**Phone:** 0800 888 017
**Fax:** 09 488 8787

**Email**
hhgservices@computershare.com.au

**Website**
www.hhg.com

**Registered office**
4 Broadgate, London EC2M 2DA

File No. 82-34758





# HHG PLC

## ASX Appendix 4E

## Announcement of Preliminary Results

For the year ended 31 December 2004

The information contained in this document should be read in conjunction with any public announcements made by HHG PLC (the Company) and its controlled entities (the Group) during the year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the Australian Stock Exchange (ASX) Listing Rules.

**HHG PLC - Company Number 2072534 and ARBN 30106 988 836**

**CONTENTS**

## RESULTS FOR ANNOUNCEMENT TO THE MARKET

*Note: The disclosures provided in this "Results for Announcement to the Market" section are provided to meet the requirements of the ASX.*

### Financial results

| | 31 Dec 04 | 31 Dec 03 | % change 2004 to 2003 |
|---|---|---|---|
| | £m | £m | % |
| Revenue from ordinary activities | 3,477 | 4,127 | (16) |
| Profit/(loss) from ordinary activities after taxation attributable to members | 38 | (847) | - |
| Net profit/(loss) for the period attributable to members | 38 | (847) | - |

### Dividends

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Per share pence | Total £m | Per share pence | Total £m |
| Non-equity dividends on 'A' preference shares | - | - | 4.6 | 1 |

No ordinary dividend is proposed (2003: £nil).

### Net tangible assets per ordinary share

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | pence | pence |
| Net tangible assets per 10 pence ordinary share in issue | 59 | 57 |

"Net tangible assets" are defined by the ASX, as being total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

### Analysis of revenue from ordinary activities

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| Long-term business gross premiums written * | 972 | 1,664 |
| Long-term business investment income | 1,412 | 1,405 |
| Long-term business unrealised gains on investments | 799 | 979 |
| Non-technical account investment income | 53 | 27 |
| Non-technical account unrealised gains/(losses) on investments | 2 | (148) |
| Henderson business unit total revenue | 242 | 196 |
| Less: Henderson business unit intra-Group revenue | (45) | (44) |
| Towry Law business unit total revenue | 42 | 48 |
| **Total** | 3,477 | 4,127 |

* Reduction in long-term business gross premiums written reflects the closure of the life companies to new business.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW

The Group concluded its first full year as an independently listed group with an agreement to sell its Life Services business to Life Company Investor Group Limited for a cash consideration of £1.070bn. Shareholder approval was obtained at an Extraordinary General Meeting held on 21 February 2005, and it is anticipated that regulatory approval by the Financial Services Authority (FSA) and satisfaction of conditions relating to the HHG Staff Pension Scheme will be obtained to enable completion of the disposal in April 2005.

Further details of the effect of this transaction on the Group are provided at note 33 to the accounts.

It is expected that approximately £885m of the proceeds will be returned to shareholders on 29 April 2005 and that the remaining Group, which will comprise Henderson Global Investors and Towry Law, will be renamed Henderson Group plc. Detailed information on the sale of the Life Services business and other proposals is available at www.hhg.com.

### Modified statutory solvency results

The Group reports its performance on a Modified Statutory Solvency Basis (MSSB). An analysis of profit before tax, by business unit, is as follows:

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Henderson Global Investors | 52 | 32 |
| Life Services | 86 | 81 |
| Other Businesses | - | (3) |
| Business unit operating profit | 138 | 110 |
| Corporate costs | (31) | (12) |
| Operating profit | 107 | 98 |
| Unallocated interest costs | - | (60) |
| Operating profit before taxation, excluding minority interests, based on longer term investment returns before other operating exceptional costs, amortisation of goodwill and acquired Present Value of In Force business (PVIF) | 107 | 38 |
| Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF * | (10) | (543) |
| Amortisation and impairment of goodwill | (20) | (307) |
| Impairment of goodwill arising on acquisition of associates | - | (9) |
| Amortisation and impairment of acquired PVIF * | - | (33) |
| Short term fluctuation in investment return | (2) | (13) |
| (Losses)/profits on disposal/termination of businesses | (34) | 3 |
| Profit/(loss) on ordinary activities before taxation, excluding minority interests | 41 | (864) |
| Operating profit before taxation attributable to minority interests ** | 6 | - |
| Profit/(loss) on ordinary activities before taxation | 47 | (864) |

* *Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective taxation rate attributable to the balance on the long-term business technical account.*

** *Operating profit before taxation attributable to the equity interests in a Jersey Property Unit Trust (JPUT) not already held by the Group.*

### The Group result

The Group operating profit before amortisation of goodwill, exceptionals, interest, tax and excluding minority interests was £107m (2003: £98m). This reflects solid performances in both Henderson Global Investors and Life Services including improved results in the second half of 2004 of £27m (first half 2004: £25m) and £54m (first half 2004: £32m) respectively. The Corporate loss of £25m in second half of 2004 (first half 2004: loss of £6m) has been impacted by additional provisioning in respect of Towry Law International.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### The Group result (continued)

The 2004 profit on ordinary activities before tax includes a number of operating (£10m) and non-operating (£34m) exceptional items. The operating exceptionals comprise restructure costs relating to Henderson Global Investors, the UK operations of Towry Law and Corporate Office. The non-operating exceptional items comprise a £47m loss on the sale of the Life Services business, being impairments of goodwill (£29m) and PVIF (£10m) and £8m of costs associated with the transaction committed at 31 December 2004, and £8m from costs of closing Towry Law International to new business, offset by an £18m profit on disposal of the equity interest in Virgin Money Group Limited and £3m additional profit relating to the sale of Cogent.

### Henderson Global Investors

Henderson Global Investors' objective is to build a scaleable, profitable pan-European active investment management business, based on its core equity and fixed interest investment capabilities and emerging alternative products, such as property and private capital.

To achieve this, Henderson Global Investors will:

- deliver saleable investment performance;
- develop a sustainable entrepreneurial culture to attract and retain the best people;
- leverage market ideas to support a "fast-follower" strategy in core products and a leading edge position in specialist products;
- improve net margin by better co-ordinating marketing, distribution and client servicing activities; and
- deliver a 75% cost to income ratio over the medium term.

***Strong 2004 result –63% up on 2003***

Operating profit before tax for Henderson Global Investors in 2004 was £52m, up 63% from £32m in 2003. This performance reflects the recovery in equity markets from their low in early 2003 and management focus on improving fee margins.

Total fee income in 2004 of £234m was 21% up on 2003 as a result of improved management, transaction and performance fee income. Management fee income increased by 12% to £191m in 2004 as a result of stronger investment markets. Management fees also improved due to the change in product mix towards higher margin business. Growth in higher margin Horizon funds, US mutual funds, hedge funds, property and CDO funds and the consolidation of the collective investment funds of Pearl and NPI into Henderson Global Investors OEICs have offset lower margin net outflows from institutional business and from Life Services. The improving product mix has also contributed to the increase in transaction and performance fee income since 2003. As a result of the growth in higher margin business and better product mix, the total fee margin for Henderson Global Investors has increased from 28 bps in 2003 to 34 bps for 2004, including an increase in the management fee margin from 25 bps in 2003 to 28 bps in 2004.

Operating expenses grew by 18% to £185m for 2004 as control over business-as-usual costs was offset by an expected increase of investment in people and infrastructure. The majority of this increase related to variable costs such as incentivisation attached to improved operational performance and charges for pension contributions.

Focused expenditure, alongside improved revenues, ensured a further reduction in the cost to income ratio to 78% in the second half of 2004 compared to 79% in the first half of 2004 (2003: 84%).

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### Henderson Global Investors (continued)

#### *Investment performance and distribution*

Henderson Global Investors has won a total of 19 investment performance awards in 2004. These awards span a range of products, from long equities to hedge funds and property and include six Standard and Poor's first place awards. In addition, Henderson Global Investors won several awards for marketing excellence and property development during the year.

During the second half of 2004, management took action to reorganise investment operations which resulted in £6m of restructuring and redundancy costs (recognised as an operating exceptional cost). Two new positions were added to the Henderson Global Investors senior management team, reporting to Roger Yates: Andrew Formica was appointed Head of Equities and David Jacobs was recruited from UBS Asset Management as Head of Fixed Interest, while the role of Chief Investment Officer was made redundant. In addition to this restructuring designed to deliver consistent investment performance in all areas, steps have been taken to revitalise the UK distribution business, to ensure Henderson Global Investors is in a position to regain market share, although it will take time for this to flow through.

The new growth and higher margin areas of the business continued to perform well during 2004. Funds meeting or exceeding their benchmark performance over the 12 months to 31 December 2004 include: Henderson Global Investors US mutual range of funds (100%); investment trusts (88%); hedge funds (84%); and the Henderson Global Investors European Horizon range of funds that are also distributed in Asia (68%).

Henderson Global Investors is refreshing its retail product range and optimising its access to wholesale channels in the UK. Servicing institutional clients remains a priority both to minimise outflows and obtain specialist mandates in lieu of outflows from traditional balanced mandates. Outside of the UK, Henderson Global Investors continues to successfully nurture relationships with external distributors, such as MM Warburg & Co in Germany and Banca Popolare di Lodi (BPL) in Italy.

#### *Assets Under Management (AUM)*

Total AUM rose in the second half of 2004 from £68.4bn to £69.1bn by year end. This was 2% below full year 2003. Net external fund outflows for the full year 2004 were £4.1bn and Life Services' fund outflows were £2.3bn, offset by positive market movements of £4.9bn. Net external fund inflows into higher margin products include the Horizon fund range £0.4bn, US mutual funds £0.2bn, hedge funds £0.2bn, CDO funds £0.3bn, property funds £1.0bn, and private capital funds £0.1bn.

As part of the agreement of the sale of the Life Services business, Henderson Global Investors will continue to manage the Life Services life funds.

**Summary of movements in AUM by distribution channel**

| | 31 Dec 03 | Net fund flows | Market movements | 31 Dec 04 |
|---|---|---|---|---|
| | £bn | £bn | £bn | £bn |
| Retail – open ended | 6.5 | 0.1 | 0.4 | 7.0 |
| Retail – closed ended | 4.6 | (1.5) | 0.4 | 3.5 |
| Sub-advisory | 6.8 | (0.6) | 0.5 | 6.7 |
| Institutional | 25.6 | (2.1) | 1.5 | 25.0 |
| Life Services life funds | 27.1 | (2.3) | 2.1 | 26.9 |
| **Total AUM** | 70.6 | (6.4) | 4.9 | 69.1 |

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### Henderson Global Investors (continued)

***Assets Under Management (AUM) (continued)***

**AUM by type of asset**

| | 31 Dec 04 £bn | 31 Dec 03 £bn |
|---|---|---|
| UK equity | 16.3 | 17.3 |
| International equity | 11.5 | 11.4 |
| **Total equity** | 27.8 | 28.7 |
| Fixed income | 35.1 | 36.0 |
| Property | 5.6 | 5.3 |
| Private equity | 0.6 | 0.6 |
| **Total AUM** | 69.1 | 70.6 |

AUM split by type of asset remained stable during the period, with equity holdings moving from 41% of AUM at 31 December 2003 to 40% at 31 December 2004, whilst fixed income remained stable at 51% of AUM.

***Outlook***

Henderson Global Investors is a well diversified business, operating throughout the UK and Continental Europe, with expanding operations in North America and Asia. The objective is to build the operation into a more profitable and valuable business. We plan to improve the total margin, measured by revenue as a percentage of AUM, by continuing to orient the business to higher margin products. In addition, management is focused on improving the cost to income ratio to a target of 75% over the medium term by growing revenue. While investment markets are still likely to present some challenges, the Group has a strong foundation for sustained growth and profitability from the asset management operations of Henderson Global Investors.

***Regulatory strength***

The regulatory environment in Europe (including the UK) is changing, as the European Union (EU) strives to harmonise regulatory practices across both EU member states and different sectors of the financial services industry through implementation of the Capital Requirements Directive (CRD). Neither the legislation nor the timetable for implementation are finalised, though 1 January 2007 or 1 January 2008 appear to be the most likely options for implementation. At the same time countries outside of the EU, including the US and certain Asian states, are considering to what extent they may be willing to convert the CRD into local legislation.

As the legislation is not yet finalised, the full implications of these changes for UK fund managers are not yet clear. However, the FSA has indicated that it does not anticipate that the regulatory capital requirements for the industry as a whole in the UK will rise. It has also indicated, along with the UK Treasury, that it intends to limit the practice of "superequivalent" regulation that is going beyond the minimum necessary to comply with an EU directive, which should go some way to ensuring that UK fund mangers are on an even footing with European competitors in future.

Henderson Global Investors continues to monitor regulatory developments to ensure that any relevant amendments are factored into business and financial planning. This includes the conversion of the underlying accounting data supporting financial resources requirements from UKGAAP to an IFRS basis, which will not have a material impact on Henderson Global Investors' regulatory capital requirement.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### Life Services

***MSSB result – Stable 2004 result 6% up on 2003***

The Life Services result of £86m (2003: £81m) is a stable performance year-on-year. However, the second half of 2004 profit (£54m) was significantly above the first half of 2004 profit (£32m), which was impacted by the strengthening of annuitant mortality assumptions for NPIL and National Provident Life related business in that period.

The long-term technical account continued to benefit from strength in recurring profit items, such as the release of prudential margins from the run-off of the closed books principally in the second half of 2004 from London Life and the shareholders' share of bonuses on with-profits business, offset by losses from lower persistency in the NPIL and National Provident Life businesses. In total, the long-term technical account generated a full year profit of £51m.

Life Services continues to receive general insurance profits (2004: £13m) from the release of margins in technical provisions supporting the run-off of that business. In particular, profit rose due to significant commutations in the second half of 2004 and as a result of the ongoing arrangement with Churchill, which manufactures products under the Pearl brand.

During 2004, the Service Company reduced its cost base ahead of lower levels of income, enabling it to deliver an £8m profit (second half 2004: £6m) compared to an £8m loss in 2003.

Shareholders' interests increased to £14m in the year compared to a loss of £12m for 2003. This result largely reflected the benefit of additional capital attributed to the business unit following the sale of Pearl's remaining interest in HHG Invest plc and the sale of the Group's equity interest in Virgin Money Group Limited in the first half of 2004. The unrealised profit relating to the contingent capital provided to London Life which emerged in the first half of 2004 in shareholders' interests has subsequently manifested itself in the second half of 2004 as a surplus emerging in the technical account of London Life. This change was a mechanism to ensure London Life optimised capital efficiency, given the way the FSA classified Tier 1 and Tier 2 capital at 31 December 2004.

***Embedded value***

The Group has provided embedded values on a traditional basis as at 31 December 2004 and has been advised by Tillinghast in this regard.

<u>Assumptions</u>

Traditional Embedded Values (TEV) are calculated using a prudent risk margin of 5% above the risk free rate for Pearl and National Provident Life and 3% for London Life, unit linked companies, the Service Company and other companies. Economic assumptions are determined based on appropriate government bond yields at each reporting date.

As a result of movements in bond yields during the period, risk discount rates have decreased in respect of Pearl and National Provident Life from 9.9% p.a. at 31 December 2003 to 9.6% p.a. at 31 December 2004. The corresponding decrease for other Life Services businesses is from 7.9% p.a. to 7.6% p.a.

*<u>Movement in TEV</u>*

**Movement from 1 January 2004 to 31 December 2004**

| | £m |
|---|---|
| Consolidated TEV at 1 January 2004 | 1,145 |
| Expected return | 108 |
| Value created through investment management | 34 |
| Value lost through insurance management | (53) |
| Capital movements | 193 |
| Other | 29 |
| Consolidated TEV at 31 December 2004 | 1,456 |

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

**Life Services (continued)**

***Embedded value (continued)***

*Movement in TEV (continued)*

The embedded value increased further in the second half of 2004 from £1,313m to £1,456m at the year end (31 December 2003: £1,145m). There have been a number of factors impacting on the embedded value during 2004: the expected return reflecting interest on capital and 12 months' worth of unwind on the value of in force business at the discount rate; better than anticipated investment return principally in the second half of 2004; additional capital attributed to the business unit from the capital raising undertaken in March 2004 and from the sale of the Group's interest in Virgin Money Group Limited in the first half of 2004; the adverse impact from a strengthening of the annuity mortality basis, again in the first half of 2004; and lower than anticipated expenses offset by more prudent persistency assumptions in the second half of 2004.

The traditional embedded values above do not reflect the additional corporation tax charges that might arise in the event of the future enactment of proposed new tax legislation announced in the December 2004 pre-budget report and reconfirmed in the 16 March 2005 budget statement in relation to the taxation of surplus assets held in long-term insurance funds.

***Regulatory capital – Statutory solvency***

*Free Asset Ratios (FAR)*

Free assets are measured as the excess of available assets (admissible assets less total liabilities) over and above the Capital Resources Requirement. The FAR is free assets divided by total liabilities.

The FARs of the main life companies as at 31 December 2004 and for 31 December 2003 were for Pearl 3.3% (2.1%), National Provident Life Limited 1.1% (1.4%) and London Life 2.2% (1.7%).

*Financial Reporting Standard 27 – "Life assurance" ("FRS 27")*

On 13 December 2004, the UK Accounting Standards Board issued the final text of FRS 27 relating to life assurance. This standard applies to all financial statements where the reporting entity includes a business that is a life assurance business and is applicable to accounting periods ending on or after 23 December 2005. Various companies across the industry, but not the Group's Life Services businesses, have entered into a Memorandum of Understanding (MoU), which provides for these entities to disclose within their operating and financial review for periods ending December 2004 key elements of the requirements of FRS 27.

The Group is not part of the MoU on the basis that, on 9 December 2004, it had entered into an agreement for the sale of its Life Services business. It has, however, chosen to include the following information which is relevant to shareholders. The amount of the excess of realistic assets over realistic liabilities for the main life companies as at 31 December 2004 expressed as a percentage of the risk exposure (including both the risk capital margin and any additional loss absorbency required within contingent loans), was for Pearl 213%, National Provident Life 225% and London Life 500%. The amount of the excess of realistic assets over realistic liabilities is calculated to include shareholder capital available to support these funds, after allowing for the additional financial flexibility afforded by both the National Provident Life and London Life contingent loan structures. Information on guarantees and options given in respect of life assurance products is given in note 21.

**Other Businesses - Towry Law**

On 27 May 2004, the Group announced, following a strategic review and in light of difficult market conditions, that it would close the operations of Towry Law International to new business. This resulted in a non-operating exceptional loss of £8m which has been fully provided for in the 2004 accounts. As part of its recent review, to ensure an orderly closure with no adverse impact on the Group going forward, management made additional provisions for 2004 in respect of Towry Law International legacy issues. Towry Law UK (which is operationally independent of Towry Law International) remains open for new business. An operating exceptional charge of £2m relating to restructuring costs was incurred by the UK operations in 2004, to close underperforming branches, improve consultant productivity and remove administrative overheads. The UK business otherwise reported a breakeven position in 2004.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### Corporate

Net Corporate costs of £31m (2003: £12m) comprise business-as-usual costs in line with 2003, provisions made for potential costs in respect of legacy products sold by Towry Law International and the cost of settling certain intra-Group matters relating to investments made by Henderson Global Investors, partially offset by the release of provisions and accruals from matters relating to the listing of the Company and the Demerger from AMP.

The business-as-usual costs reflect a reduction in costs associated with headcount, offset by the additional costs of servicing the Group's substantial shareholder base. The 2004 results include a £2m operating exceptional charge in relation to the restructure of Corporate headcount. Following the sale of the Life Services business and reduction in the Company's investor base, the costs associated with shareholder servicing are expected to decrease by approximately £4m per year (before tax) from the second half of 2005.

### (Losses)/profits on disposal/termination of businesses

Non-operating exceptional items have arisen from the disposal/termination of the following businesses:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Virgin Money Group Limited | 18 | - |
| Towry Law International | (8) | - |
| Life Services | (47) | - |
| Cogent | 3 | (5) |
| Henderson Global Investors private client asset management business | - | 8 |
| Total (losses)/profits on disposal/termination of businesses | (34) | 3 |

### Balance sheet

#### *Capital raising and corporate structure*

On 31 March 2004, the Company issued 246,160,000 new ordinary shares for a net consideration of £115m. The proceeds from this capital raising, together with internal cash resources, were used by the Company to acquire full ownership of HHG Invest plc from Pearl for a consideration of £119m.

#### *Capital employed*

The capital position of the Group has improved as a result of the cash received from the successful capital raising undertaken in March 2004 and from the disposal of the Group's interest in Virgin Money Group Limited in April 2004.

**Capital employed by business segment**

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Henderson Global Investors | 382 | 373 |
| Life Services | 1,483 | 1,177 |
| Other Businesses | 23 | 73 |
| Corporate | 33 | 68 |
| Net assets | 1,921 | 1,691 |
| Financed by: | | |
| Capital and reserves | 1,838 | 1,689 |
| External loans | - | 2 |
| Minority interests * | 83 | - |
| | 1,921 | 1,691 |

* Minority interests represent the equity interests in a Jersey Property Unit Trust (JPUT) not already held by the Group. The Group's investment in the JPUT is held via the long-term insurance funds of various life insurance companies.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### Cash flow

Cash flow improved from a net outflow in 2003 of £18m to a net inflow in 2004 of £189m. The liquidity position of the Group has benefited from cash inflows from the 31 March 2004 capital raising of £115m and from the sale of the Group's interest in Virgin Money Group Limited of £50m, whereas the 2003 cash flow reflected high levels of cash payments associated with restructuring the Life Services businesses.

| Consolidated Cash Flow Statement | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Net cash inflow/(outflow) from operating activities | 32 | (362) |
| Returns on investments and servicing of finance | (1) | (74) |
| Tax | 2 | (3) |
| Capital expenditure | (3) | 4 |
| Acquisitions and disposals | 50 | 3 |
| Financing activities | 109 | 414 |
| Net cash flows available for investment | 189 | (18) |
| Net cash flows were invested as follows: | | |
| Increase/(decrease) in cash holdings | 6 | (99) |
| Net purchases of investments | 183 | 81 |
| Net investment of cash flows | 189 | (18) |

The table above excludes any amounts relating to long-term business except cash transactions between the long-term business and shareholder funds and movements in cash held by the Pacific fund.

### Pension scheme

A full valuation of the staff pension scheme was conducted at 31 December 2003 and revealed a small surplus of £9m on a funding basis. Details of this valuation are provided at note 30 to the accounts. On a FRS 17 basis, the pension scheme showed a deficit of £66m (before tax) at 31 December 2004 (31 December 2003: deficit £69m). Employer contributions recommenced with effect from 1 January 2004 at an average of 19.9% of pensionable earnings. From 1 January 2005, this rate will be replaced by contributions of 27.0%, 20.8% and 13.8% of pensionable earnings for final salary section members, hybrid (a mix of final salary and money purchase) members and pure money purchase members respectively.

On the sale of the Life Services business, an estimated £1.5bn in employee pension assets and liabilities will be transferred out of the Group, thereby leaving the remaining group with pension assets and liabilities only in respect of the past and present employees of its retained businesses. A further valuation of this scheme will be completed as at 31 December 2005.

### Tax

The effective rate of tax in the Group consolidated profit and loss account for 2004 of 11% shows a favourable variance to the expected rate. This was due to realised gains on the disposal of investments not subject to tax. The 2003 effective rate of tax on the loss for the period of 2.0% reflected the non tax-deductibility of exceptional costs and impairments arising during the period.

### Dividend

No ordinary dividends are proposed for 2004 (2003: £nil). If the sale of the Life Services business proceeds in full, the group remaining after the sale of the Life Services business expects to make a final dividend in respect of 2005 in early 2006.

## REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

### International Financial Reporting Standards (IFRS)

The Group will adopt IFRS from 1 January 2005. The Group's financial position after the proposed sale of the Life Services business will be impacted under IFRS primarily by the accounting for pensions and goodwill. Under IAS 19 "Employee benefits", the Group will recognise the HHG Staff Pension Scheme deficit in the consolidated Group balance sheet and actuarial gains and losses will be recognised in full in the period in which they occur in the Consolidated Statement of Recognised Income and Expense. On prospective application of IFRS 3 "Business combinations", from 1 January 2005 the Group will no longer incur an amortisation charge on goodwill carried in its balance sheet, but will instead conduct an annual impairment review of this intangible asset. The Group's financial position will also be affected on adoption of other IFRSs including those relating to accounting for deferred taxation and leases.

The 2004 comparatives included within the Group's IFRS accounts for the year ending 31 December 2005 will include the presentation of the results of Life Services as discontinued operations. This item will also include the anticipated loss at 31 December 2004 from the sale of the Life Services business based on the difference between the sale proceeds less transaction costs and the IFRS net assets of the Life Services business at 31 December 2004. In 2005, the results of the Life Services business up until the effective date of Completion will again be reported as part of discontinued operations. A further offsetting loss or profit on disposal will also be reported in this period.

The project in place to ensure that the Group meets the requirements of IFRS is progressing well. Work is underway to restate the 31 December 2004 balance sheet set out on pages 18 and 19 on an IFRS basis. The Group expects to communicate the impact of IFRS on the future business in June 2005.

### Going concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore have continued to adopt the going concern basis in preparing the financial statements.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
### Technical account for general insurance business
For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| Allocated investment return transferred from the non-technical account | 5.2 | 4 | 3 |
| **Total technical income** | | 4 | 3 |
| Claims paid: | | | |
| Gross amount | | (65) | (45) |
| Reinsurers' share | | 40 | 39 |
| Net claims paid | | (25) | (6) |
| Change in the provision for claims: | | | |
| Gross amount | 23.2 | 72 | 59 |
| Reinsurers' share | 23.2 | (45) | (54) |
| Change in the net provision for claims | | 27 | 5 |
| **Claims incurred, net of reinsurance** | | 2 | (1) |
| Net operating expenses | 2.1 | 2 | 5 |
| Change in equalisation provision | 1.1 | 3 | 2 |
| | | 5 | 7 |
| **Total technical credits** | | 7 | 6 |
| **Balance on the technical account – general business** | | 11 | 9 |

All activities relate to discontinued operations.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT (CONTINUED)
### Technical account for long-term business
For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| Gross premiums written | 4.1 | 972 | 1,664 |
| Outward reinsurance premiums | | (5) | (6) |
| **Earned premiums, net of reinsurance** | 4.2 | 967 | 1,658 |
| Investment income | 5.1 | 1,412 | 1,405 |
| Unrealised gains on investments | 5.1 | 799 | 979 |
| Other technical income | | 2 | 13 |
| **Total technical income** | | 3,180 | 4,055 |
| Gross claims paid | | (3,504) | (4,210) |
| Reinsurers' share | | 13 | 41 |
| Net claims paid | | (3,491) | (4,169) |
| Change in the gross and net provision for claims | 23.3 | 36 | (42) |
| **Claims incurred, net of reinsurance** | | (3,455) | (4,211) |
| Change in gross long-term business provision (note 21.10) | | 485 | 2,008 |
| Change in reinsurers' share | | (3) | (34) |
| Change in long-term business provision, net of reinsurance | | 482 | 1,974 |
| Change in technical provision for linked liabilities, net of reinsurance | | 134 | (440) |
| **Change in other technical provisions, net of reinsurance** | | 616 | 1,534 |
| Net operating expenses | 2.1 | (190) | (305) |
| Investment expenses and charges | 5.1 | (64) | (1,006) |
| Other technical charges | 2.2 | - | (23) |
| Taxation charge attributable to the long-term business | 6.1 | (57) | (71) |
| Allocated investment return transferred (to)/from the non-technical account | 5.2 | (2) | 8 |
| Transfer from/(to) the fund for future appropriations | 20 | 10 | (182) |
| | | (303) | (1,579) |
| **Total technical charges** | | (3,142) | (4,256) |
| **Balance on the technical account – long-term business** | 4.8 | 38 | (201) |
| Taxation attributable to the balance on long-term business technical account | 6.1 | 19 | (13) |
| **Profit/(loss) on long-term business operations before taxation** | | 57 | (214) |

All activities relate to continuing operations.

**CONSOLIDATED PROFIT AND LOSS ACCOUNT (CONTINUED)**
**Technical account for long-term business (continued)**

The table below provides a reconciliation between the analysis used in the segmental information in the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and in note 3 of this report and the Profit/(loss) on long-term business operations before tax above:

| | Notes | 31 Dec 04 | 31 Dec 03 |
|---|---|---|---|
| | | £m | £m |
| Operating profit before taxation, excluding minority interests, based on longer term investment return before operating exceptionals, amortisation of goodwill and acquired PVIF - Life Services | 3.2 | 51 | 89 |
| Operating profit before taxation attributable to minority interests | | 6 | - |
| Amortisation of acquired PVIF * | 2.2 | - | (6) |
| Impairment of acquired PVIF * | 2.2 | - | (27) |
| Other operating exceptional costs * | 21.10 | - | (270) |
| **Profit/(loss) on long-term business operations before taxation** | | 57 | (214) |

* In 2003, amortisation and impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT (CONTINUED)
**Non-technical account**
For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Balance on the general insurance business technical account** | | | |
| Discontinued operations | | 11 | 9 |
| **Balance on the long-term business technical account** | | | |
| Continuing operations | 4.8 | 38 | (201) |
| Tax credit/(charge) attributable to balance on long-term business technical account | 6.1 | 19 | (13) |
| **Shareholders' pre-tax profit/(loss) from long-term business** | | 57 | (214) |
| Investment income | 5.1 | 53 | 27 |
| Allocated investment return transferred from/(to) the long-term business technical account - continuing operations | 5.2 | 2 | (8) |
| Unrealised gains/(losses) on investments - continuing operations | 5.1 | 2 | (148) |
| Share of operating profit in associates | 12.4 | 1 | 2 |
| Impairment of goodwill arising on acquisition of associates | | - | (9) |
| Profit/(loss) from interest in associates - discontinued operations | | 1 | (7) |
| Investment expenses and charges | 5.1 | (8) | (78) |
| Allocated investment return transferred to the general business technical account – discontinued operations | 5.2 | (4) | (3) |
| Other income (note 8) | | 80 | 85 |
| Other charges | 2.2 | (113) | (530) |
| Group operating profit/(loss) based on longer term investment return | | 82 | (847) |
| Short-term fluctuation in investment return | 5.2 | (2) | (13) |
| Profit/(loss) from interest in associates | | 1 | (7) |
| ***Profit/(loss) on ordinary activities before non-operating exceptional items and taxation*** | | | |
| Continuing operations | | 109 | (862) |
| Discontinued operations: | | | |
| - General insurance business | | 7 | 6 |
| - Other Businesses | | (35) | (11) |
| | | 81 | (867) |
| Non-operating exceptional items – (losses)/profits on disposal/termination of businesses | 9 | (34) | 3 |
| ***Profit/(loss) on ordinary activities before taxation*** | | 47 | (864) |
| Taxation (charge)/credit on profit/(loss) on ordinary activities | 6.1 | (5) | 17 |
| **Profit/(loss) on ordinary activities after taxation** | | 42 | (847) |
| Minority interests | | (4) | - |
| **Profit/(loss) for the year attributable to members of the parent company** | | 38 | (847) |
| Preference dividend on non-equity shares | 10 | - | (1) |
| **Retained profit/(loss) for the year** | 18.1 | 38 | (848) |
| **Basic and diluted earnings per share** | 7 | 1.4p | (119.7p) |

A further analysis of operating profit items between continuing and discontinued operations is provided in note 1.2.

**CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES**
For the year ended 31 December 2004

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Profit/(loss) for the year attributable to members of the parent company | 38 | (847) |
| Foreign exchange losses | (2) | (3) |
| Total recognised gains/(losses) arising in the year | 36 | (850) |

**RECONCILIATION OF GROUP OPERATING PROFIT TO PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION**
For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| Henderson Global Investors (Henderson) | 3.1 | 52 | 32 |
| Life Services | 3.2 | 86 | 81 |
| Other Businesses | 3.3 | - | (3) |
| Business unit operating profit | | 138 | 110 |
| Corporate costs | | (31) | (12) |
| Operating profit | | 107 | 98 |
| Unallocated interest costs | | - | (60) |
| Operating profit before taxation, excluding minority interests, based on longer *term investment return before other operating exceptional costs, amortisation* of goodwill and acquired PVIF | | 107 | 38 |
| Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF * | 2.3 | (10) | (543) |
| Amortisation and impairment of goodwill | 2.2 | (20) | (307) |
| Impairment of goodwill arising on acquisition of associates | 2.3 | - | (9) |
| Amortisation and impairment of acquired PVIF * | 2.2 | - | (33) |
| Short term fluctuation in investment return | 5.2 | (2) | (13) |
| (Losses)/profits on disposal/termination of businesses | 9 | (34) | 3 |
| *Profit/(loss) on ordinary activities before taxation, excluding minority interests* | | 41 | (864) |
| Operating profit before taxation attributable to minority interests | | 6 | - |
| Profit/(loss) on ordinary activities before taxation | | 47 | (864) |

* In 2003, amortisation and impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective taxation rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

## CONSOLIDATED BALANCE SHEET
**Assets**
At 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| **Intangible assets** | | | |
| Goodwill | 11 | 233 | 280 |
| **Investments** | | | |
| Land and buildings | 12.1 | 779 | 1,632 |
| Investments in joint ventures: | | | |
| - Share of gross assets | | 40 | 343 |
| - Share of gross liabilities | | - | (179) |
| - Loans | | - | 67 |
| | 12.3 | 40 | 231 |
| Investments in associates | 12.4 | 537 | 411 |
| Other financial investments | 12.5 | 22,279 | 21,506 |
| | | 23,635 | 23,780 |
| **Assets held to cover linked liabilities** | 12.5 | 4,215 | 4,349 |
| **Reinsurers' share of technical provisions** | | | |
| Long-term business provision (note 21) | | 78 | 81 |
| Claims outstanding | 23.2 | 199 | 244 |
| | | 277 | 325 |
| **Debtors** | | | |
| Debtors arising out of direct insurance operations | 13.1 | 18 | 31 |
| Other debtors | 13.2 | 308 | 426 |
| | | 326 | 457 |
| **Other assets** | | | |
| Tangible assets | 14 | 13 | 27 |
| Cash at bank and in hand | | 330 | 395 |
| Present value of acquired in force long-term business | 15 | - | 10 |
| | | 343 | 432 |
| **Prepayments and accrued income** | | | |
| Accrued interest and rent | | 306 | 321 |
| Deferred acquisition costs | 16 | 115 | 151 |
| Other prepayments and accrued income | | 10 | 12 |
| | | 431 | 484 |
| **Total assets** | | 29,460 | 30,107 |

## CONSOLIDATED BALANCE SHEET
**Liabilities**
At 31 December 2004

| | Notes | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|---|
| **Capital and reserves** | | | |
| Called up share capital | 17.2 | 271 | 246 |
| Share premium | 18.1 | 1,081 | 1,081 |
| Own shares held | 18.1 | (4) | - |
| Capital reserve | 18.1 | 2 | 292 |
| Profit and loss account | 18.1 | 488 | 70 |
| **Equity shareholders' funds** | 19.1 | 1,838 | 1,689 |
| **Minority interests** | | 83 | - |
| **Fund for future appropriations** | 20 | 602 | 612 |
| ***Gross technical provisions*** | | | |
| Long-term business provision (note 21) | | 20,962 | 21,447 |
| Claims outstanding | 23.1 | 321 | 429 |
| *Equalisation provision* | 1.1 | 2 | 5 |
| | | 21,285 | 21,881 |
| Technical provisions for linked liabilities | | 4,215 | 4,349 |
| | | 25,500 | 26,230 |
| **Provision for other risks and charges** | | | |
| Deferred taxation | 22.1 | 36 | 11 |
| Other provisions | 27.1 | 217 | 243 |
| | | 253 | 254 |
| **Creditors** | | | |
| Creditors arising out of direct insurance operations | | 3 | 2 |
| Debenture loans | 26.1 | 348 | 357 |
| Amounts owed to credit institutions | 26.1 | 296 | 257 |
| Other creditors including taxation and social security | 28 | 404 | 534 |
| | | 1,051 | 1,150 |
| **Accruals and deferred income** | | 133 | 172 |
| **Total liabilities** | | 29,460 | 30,107 |

The accounts were approved by the Board of Directors on 22 March 2005 and signed on its behalf by:

Rupert Pennant-Rea
Chairman

**COMPANY BALANCE SHEET**
At 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Investments | 12.6 | 3,502 | 3,129 |
| **Current assets** | | | |
| Debtors | 13.2 | 9 | 42 |
| Investments | 12.6 | - | 67 |
| Cash at bank | | 103 | 11 |
| | | 112 | 120 |
| Creditors: amounts falling due within one year | 24 | (1,849) | (1,206) |
| **Net current liabilities** | | (1,737) | (1,086) |
| **Total assets less current liabilities** | | 1,765 | 2,043 |
| Creditors: amounts falling due after more than one year | 25 | (47) | (337) |
| Provisions for liabilities and charges | 27.2 | (39) | - |
| | | 1,679 | 1,706 |
| **Capital and reserves** | | | |
| Called up share capital | 17.2 | 271 | 246 |
| Share premium | 18.2 | 1,081 | 1,081 |
| Own shares held | 18.2 | (2) | - |
| Capital reserve | 18.2 | - | 290 |
| Profit and loss account | 18.2 | 329 | 89 |
| **Equity shareholders' funds** | 19.2 | 1,679 | 1,706 |

The accounts were approved by the Board of Directors on 22 March 2005 and signed on its behalf by:

Rupert Pennant-Rea
Chairman

## CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

| | Notes | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|---|
| **Operating activities** | | | |
| Net cash inflow/(outflow) from operating activities | 29.1 | 32 | (362) |
| **Returns on investments and servicing of finance** | | | |
| Interest paid | | (1) | (73) |
| Dividends paid to preference shareholders | | - | (1) |
| Net cash outflow from servicing of finance | | (1) | (74) |
| **Tax** | | | |
| Corporation tax received/(paid) | | 2 | (3) |
| **Capital expenditure** | | | |
| Payments to acquire tangible fixed assets | | (4) | (4) |
| Receipts from sales of tangible fixed assets | | 1 | 8 |
| Net cash (outflow)/inflow from capital expenditure | | (3) | 4 |
| **Acquisitions and disposals** | | | |
| Net cash inflow from acquisitions and disposals | 29.2 | 50 | 3 |
| **Financing activities** | | | |
| Issue of share capital | | 118 | 479 |
| Share issue costs | | (3) | (6) |
| Purchase of own shares held | | (4) | - |
| Proceeds from close out of swaps | | - | 90 |
| New loans | | - | 70 |
| Repayment of loans | | (2) | (219) |
| Net cash inflow from financing activities | | 109 | 414 |
| **Net cash flows available for investment** | | 189 | (18) |
| **Cash flows were invested as follows:** | | | |
| Increase/(decrease) in cash holdings | 29.6 | 6 | (99) |
| Net purchases of investments | 29.5 | 183 | 81 |
| **Net investment of cash flows** | | 189 | (18) |

The Consolidated Cash Flow Statement does not include any amounts relating to long-term business except cash transactions between the long-term business and shareholder funds and movements in cash held by the Pacific fund.

## BASIS OF PREPARATION

The announcement for the year to 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results on a modified statutory basis for 2004 and 2003 have been taken from the Group's 2004 Full Annual Financial Report and Accounts. The auditors have reported on the 2004 and 2003 accounts of HHG PLC; their report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The HHG PLC 2003 Full Annual Financial Report and Accounts have been filed with the Registrar of Companies.

The results for the year to 31 December 2004 have been prepared on the basis of the accounting policies set out in the HHG PLC 2003 Full Annual Financial Report and Accounts, subject to the changes set out below.

The provisions of the UK Statement of Recommended Practice (SORP) on Accounting for Insurance Business, issued by the Association of British Insurers in November 2003, have been adopted in these financial statements. Prior to the adoption of the SORP, the present value of the future margins expected to finance the repayment of limited recourse bonds was classified as an asset in the balance sheet and included within 'other prepayments and accrued income'. This asset was amortised in accordance with the repayment term. Following adoption of the SORP, this accounting treatment is no longer permitted. In the 31 December 2003 balance sheet this has resulted in the derecognition of a £111m securitised asset, the recognition of £45m additional deferred acquisition costs (note 16) and a reduction of £66m in the long-term business provision. The 2003 technical account for long-term business has been restated to recognise a £97m increased transfer from the fund for future appropriations (note 20), a £69m change in gross long-term business provision and reductions in net operating expenses and other technical charges of £45m and £121m respectively. This has had no impact on the profit/(loss) for the year attributable to members of the parent company for either 2004 or 2003.

HHG PLC has chosen to early adopt FRS 20 "Share based payments" in accounting for share based payment schemes. No prior period adjustments were required. The charge for share based payments in 2004 is £2m and further information is provided in Note 31.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 1. Analysis of profit/(loss) items between continuing and discontinued operations

1.1 *General business - Equalisation provisions*

Equalisation provisions are established in accordance with the requirements of the Integrated Prudential Sourcebook to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. These provisions, which are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date, are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions in the balance sheet notwithstanding that they do not represent liabilities at the balance sheet date. This has had the effect of reducing shareholders' funds by £2m as at 31 December 2004 (2003: £5m). The movement in equalisation provisions during the year resulted in an increase in the general business technical account result and the profit before taxation of £3m in 2004 (2003: £2m).

1.2 *Non-technical consolidated profit and loss account*

Included below is an analysis of profit/(loss) items in the non-technical consolidated profit and loss account between continuing and discontinued operations:

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Continuing £m | Discontinued £m | Continuing £m | Discontinued £m |
| Investment income | 53 | - | 25 | 2 |
| Investment expenses and charges | 8 | - | 76 | 2 |
| Other income | 76 | 4 | 83 | 2 |
| Other charges | 73 | 40 | 524 | 6 |
| Non-operating exceptional items - (losses)/profits on disposal/termination of businesses | (47) | 13 | - | 3 |

Discontinued operations comprise AMPLE, Cogent, Henderson private client asset management business, Towry Law International and Virgin Money Group Limited.

### 2. Net operating expenses and other charges

2.1 *Net operating expenses*

| | Technical account General business | | Technical account Long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | Restated 31 Dec 03 £m |
| Acquisition costs | | | | |
| Commission | - | - | 8 | 12 |
| Other | - | - | 3 | 19 |
| Change in deferred acquisition costs (note 16) | - | - | 36 | 92 |
| Administrative expense (release)/charge | (2) | (5) | 143 | 182 |
| | (2) | (5) | 190 | 305 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

## 2. Net operating expenses and other charges (continued)

2.2 *Other technical charges and other charges*

| | Technical account Long-term business | | Non - Technical account | |
|---|---|---|---|---|
| | 31 Dec 04 | Restated 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Amortisation of goodwill (note 11) | - | - | 18 | 35 |
| Impairment of goodwill (note 11) | - | - | 2 | 272 |
| Amortisation of acquired PVIF | - | 4 | - | - |
| Impairment of acquired PVIF | - | 19 | - | - |
| Other expenditure/charges | - | - | 93 | 223 |
| | - | 23 | 113 | 530 |
| Operating exceptional charges included above | - | 19 | 10 | 415 |

*Included in other expenditure above in 2004 is £10m of exceptional costs, associated with the restructure of* Henderson, the UK operations of Towry Law, and Corporate Office.

Other expenditure in 2003 included exceptional costs of £143m in respect of the changes to the Life Services businesses required as a result of the Group's Demerger from AMP and the subsequent decision to close all life companies to new business. This was in respect of £87m of restructuring costs, £41m relating to the vacation of leasehold properties and £15m of sundry other costs associated with the Demerger.

Also included in the table above are £272m exceptional charges in respect of the impairment of the Group's purchased goodwill arising from reviews by management at 31 December 2003. The discount rate used to calculate the impairment of goodwill was a risk free rate of 4.37%, plus a risk factor of 6%.

In 2003, amortisation and impairment of acquired PVIF were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3. The tax attributable to the amortisation of acquired PVIF was £2m and to the impairment of acquired PVIF was £8m.

2.3 *Analysis of operating exceptional charges*

| | Technical account Long-term business | | Non – Technical account | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Impairment of goodwill | - | - | - | 272 |
| Impairment of goodwill arising on acquisition of associates | - | - | - | 9 |
| Impairment of acquired PVIF | - | 19 | - | - |
| Restructuring costs (note 2.2) | - | - | 10 | 143 |
| Impairment of contingent loans (note 5.1) | - | - | - | 130 |
| Charges arising from changes in actuarial assumptions (note 21.10) | - | 242 | - | - |
| | - | 261 | 10 | 554 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 2. Net operating expenses and other charges (continued)

2.3 *Analysis of operating exceptional charges (continued)*

In 2003, impairment of acquired PVIF and other operating exceptional costs were grossed up at the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3. The tax attributable to the impairment of acquired PVIF was £8m and to the charges arising from changes in actuarial assumptions was £28m.

2.4 *Depreciation*

| Net operating expenses include: | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Depreciation of tangible fixed assets (note 14) | 17 | 9 |

2.5 *Analysis of staff costs*

| Staff costs comprise: | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Salaries and wages | 124 | 204 |
| Social security costs | 12 | 16 |
| Pension costs (note 30) | 15 | 2 |
| Total | 151 | 222 |

Included within 2003 wages and salaries above are £38m of operating exceptional charges relating to the restructure of the Life Services businesses referred to in notes 2.2 and 2.3. Social security costs for 2003 also include operating exceptional restructuring costs of £2m. Pension costs for 2003 of £2m comprise operating exceptional restructuring costs for pension augmentations.

2.6 *Average employee numbers*

| The average number of employees of the Group was as follows: | 31 Dec 04 No. | 31 Dec 03 No. |
|---|---|---|
| Henderson | 853 | 796 |
| Life Services | 1,457 | 3,404 |
| Other Businesses | 790 | 793 |
| Total employees | 3,100 | 4,993 |

2.7 *Auditors' remuneration*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Statutory audit services | 1.7 | 1.4 |
| Statutory regulatory reporting | 0.3 | 0.3 |
| Non-statutory audit of half year financial information | - | 0.3 |
| Further assurance services | 0.5 | 0.1 |
| Tax advisory services | 0.3 | 0.2 |
| Other non-audit services | 0.5 | 2.9 |
| Total services | 3.3 | 5.2 |

Included within further assurance services in 2004 is £0.3m relating to assurance work on the Group's IFRS project.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 2. Net operating expenses and other charges (continued)

2.7 *Auditors' remuneration (continued)*

Other non-audit services remuneration in 2004 includes £0.4m in relation to the sale of the Life Services business (note 9). In 2003, other non-audit services remuneration included £2.7m on work related to the Demerger of the Group from AMP.

### 3. Segmental information – Group operating profit and net assets

3.1 *Operating profit – Henderson*

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| **Revenue** | | |
| Total fee income | 234 | 193 |
| Investment income | 8 | 3 |
| **Total revenue** | 242 | 196 |
| **Expenses** | | |
| Operating expenses | (185) | (157) |
| Depreciation | (5) | (7) |
| **Total expenses** | (190) | (164) |
| **Operating profit** | 52 | 32 |

Total fee income includes £45m (2003: £44m) relating to insurance companies within the Group.

3.2 *Operating profit before taxation, exceptional costs, amortisation of goodwill and acquired PVIF, and excluding minority interests – Life Services*

| | 31 Dec 04 | Restated 31 Dec 03 |
|---|---|---|
| | £m | £m |
| Earned premiums, net of reinsurance | 967 | 1,658 |
| Claims incurred, net of reinsurance | (3,455) | (4,211) |
| Net investment return | 2,141 | 1,399 |
| Operating expenses and other technical charges | (190) | (305) |
| Changes in other technical provisions, net of reinsurance | 616 | 1,776 |
| Taxation | (38) | (46) |
| Transfer from/(to) the fund for future appropriations | 10 | (182) |
| Total from the long-term technical account | 51 | 89 |
| General insurance | 13 | 12 |
| Service Company | 8 | (8) |
| Other shareholders' interests | 14 | (12) |
| **Operating profit** | 86 | 81 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 3. Segmental information – Group operating profit and net assets (continued)

3.3 *Operating profit/(loss) – Other Businesses*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Towry Law | (1) | 1 |
| Virgin Money | 1 | 2 |
| AMPLE | - | (6) |
| **Operating profit/(loss)** | - | (3) |

| **Towry Law** | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Revenue | 42 | 48 |
| Expenses | (43) | (47) |
| **Operating (loss)/profit** | (1) | 1 |

3.4 *Geographical analysis of operating profit/(loss)*

| **Henderson** | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| United Kingdom | 56 | 37 |
| Europe | (2) | (2) |
| United States | (3) | (5) |
| Other overseas | 1 | 2 |
| Operating profit | 52 | 32 |

| **Towry Law** | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| United Kingdom | - | 1 |
| International | (1) | - |
| Total | (1) | 1 |

All other operating profit / (loss) arises in the United Kingdom.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 3. Segmental information – Group operating profit and net assets (continued)

3.5 *Net assets by business and geographical segment*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Henderson: | | |
| United Kingdom | 296 | 288 |
| Europe | 65 | 64 |
| United States | 11 | 12 |
| Other overseas | 10 | 9 |
| Total Henderson | 382 | 373 |
| Life Services | 1,483 | 1,177 |
| Other Businesses | 23 | 73 |
| Corporate | 33 | 68 |
| Net assets | 1,921 | 1,691 |
| Financed by: | | |
| Capital and reserves | 1,838 | 1,689 |
| External loans | - | 2 |
| Minority interests | 83 | - |
| | 1,921 | 1,691 |

The net assets of Life Services, Other Businesses and Corporate are employed in the United Kingdom.

### 4. Segmental information – Long-term business

Almost all business is direct and written in the UK in respect of continuing operations.

4.1 *Analysis of gross premiums written*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Premiums from individuals | 912 | 1,494 |
| Premiums from group contracts | 60 | 170 |
| | 972 | 1,664 |
| Life business | 253 | 353 |
| Annuity business | 98 | 193 |
| Pension business | 621 | 1,118 |
| | 972 | 1,664 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 4. Segmental information – Long-term business (continued)

4.2 *Analysis of earned premiums, net of reinsurance*

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Premiums from individuals | 907 | 1,488 |
| Premiums from group contracts | 60 | 170 |
| | 967 | 1,658 |
| Life business | 249 | 347 |
| Annuity business | 98 | 193 |
| Pension business | 620 | 1,118 |
| | 967 | 1,658 |

4.3 *Analysis of gross premiums written by way of direct insurance split by premium type*

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Regular premiums | 545 | 754 |
| Single premiums | 427 | 910 |
| | 972 | 1,664 |

4.4 *Analysis of gross premiums written by way of direct insurance split by contract type*

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Non-profit contracts | 324 | 469 |
| With-profits contracts | 446 | 686 |
| Linked contracts | 202 | 509 |
| | 972 | 1,664 |

4.5 *Analysis of new gross written premiums*

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Life business | 1 | 35 |
| Annuity business | 7 | 87 |
| Pension business | 421 | 823 |
| | 429 | 945 |

Industrial branch premiums of £23m in 2004 (2003: £36m) are classified as regular premium with-profits life business in the above analysis.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 4. Segmental information – Long-term business (continued)

4.6 *New business annual premium equivalent*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Annual premium equivalent | 45 | 126 |

4.7 *Analysis of new gross premiums written by way of direct insurance*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Regular premiums (annualised) | 2 | 35 |
| Single premiums | 427 | 910 |
| | 429 | 945 |
| Non-profit contracts | 272 | 426 |
| With-profits contracts | 65 | 206 |
| Linked contracts | 92 | 313 |
| | 429 | 945 |

In classifying new business premiums, the basis of recognition adopted is as follows:

- incremental increases on existing policies are classified as new business premiums;
- rebates from the Department of Social Security are classified as new single premiums; and
- funds at retirement under individual pension contracts left with the Group are classified as new business single premiums and for accounting purposes are included in both claims incurred and as single premiums within gross written premiums.

4.8 *Analysis of balance on technical account*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Non-linked: | | |
| Life and annuity business | 26 | 20 |
| Pension business | 42 | (52) |
| Shareholders' attributable assets | (35) | (173) |
| | 33 | (205) |
| Linked: | | |
| Life business | 1 | 1 |
| Pension business | 4 | 3 |
| | 5 | 4 |
| Balance on technical account – long-term business | 38 | (201) |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 5. Investment return

5.1 *Actual investment income*

| | Technical account Long-term business | | Non-Technical account | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Income from land and buildings | 40 | 100 | - | - |
| Income from other investments | 1,229 | 1,305 | 52 | 27 |
| Gains on realisation of investments | 143 | - | 1 | - |
| **Investment income** | 1,412 | 1,405 | 53 | 27 |
| **Unrealised gains/(losses)** | 799 | 979 | 2 | (148) |
| Investment management expenses and charges | (20) | (27) | - | - |
| Interest on bank loans and overdrafts | - | (1) | - | - |
| Other loan interest | (44) | (53) | (8) | (74) |
| Losses on realisation of investments | - | (925) | - | (4) |
| **Investment expenses and charges** | (64) | (1,006) | (8) | (78) |
| **Total investment return** | 2,147 | 1,378 | 47 | (199) |

Included in unrealised losses in the non-technical account for the year ended 31 December 2003 is an operating exceptional charge of £130m in respect of the impairment of the contingent loan to the long-term fund of London Life, which was caused by changes arising from the restructuring of Life Services resulting from the proposed Demerger of the Group from AMP announced on 1 May 2003.

5.2 *Longer term investment return*

The longer term investment return, net of expenses, allocated to the general business technical account in 2004 was £4m (2003: £3m). The longer term investment return transferred (from)/to the long-term business technical account in 2004 was £(2)m (2003: £8m).

The longer term investment return and short-term fluctuations are as follows:

| | Shareholders interest in Long-term business | | Non Long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Total investment return before taxation | 26 | 42 | 47 | (199) |
| Less: investment return not supporting general insurance | - | - | (47) | 197 |
| | 26 | 42 | - | (2) |
| Longer term investment return | 24 | 50 | 4 | 3 |
| Short-term fluctuation in investment return | 2 | (8) | (4) | (5) |
| **Total investment return** | 26 | 42 | - | (2) |

(i) The longer term return is calculated separately for general insurance business and certain long-term business operations. In respect of equities, gilts and cash, the return is calculated by multiplying the opening market value of the investments by the longer term rate of investment return. The longer term rate of investment return is set by reference to the market redemption yields at the measurement date. The allocated longer term return for other investments is the actual income receivable for the year.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 5. *Investment return (continued)*

5.2 *Longer term investment return (continued)*

(ii) The principal assumptions underlying the longer term investment return are:

| | 31 Dec 04 % | 31 Dec 03 % |
|---|---|---|
| Equities | 8.6 | 8.0 |
| Gilts | 5.1 | 5.0 |
| Cash | 3.9 | 3.7 |

(iii) Comparison of longer term investment return with actual returns

The actual return on investments, before deducting investment management expenses and charges, is compared below with the aggregate longer term return over a five year period.

| | 01 Jan 00 to 31 Dec 04 £m | 01 Jan 99 to 31 Dec 03 £m |
|---|---|---|
| Actual return attributable to shareholders: | | |
| Long-term business | 96 | 197 |
| Non long-term business | 20 | 32 |
| Longer term return credited to operating results: | | |
| Long-term business | (265) | (308) |
| Non long-term business | (40) | (47) |
| Shortfall of actual returns over longer term returns | (189) | (126) |

(iv) The table below shows the sensitivity to changes in the longer term rates of returns:

| Movement in investment return | By | Change in | By |
|---|---|---|---|
| Equities | 1% higher / lower | Group operating profit before taxation | £nil |
| Gilts | 1% higher / lower | Group operating profit before taxation | £2m |
| Cash | 1% higher / lower | Group operating profit before taxation | £3m |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 6. Taxation

6.1 *Taxation*

| | Technical account Long-term business | | Non-Technical account | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| **United Kingdom corporation taxation** | | | | |
| Current tax charge/(credit) for the year | 74 | 56 | 1 | (14) |
| Adjustments for previous years | (44) | (4) | (15) | 7 |
| | 30 | 52 | (14) | (7) |
| Overseas taxation | 1 | 2 | 1 | - |
| Tax attributable to the balance on long-term business technical account | - | - | 19 | (13) |
| **Total current taxation** | 31 | 54 | 6 | (20) |
| **Deferred taxation** | | | | |
| Origination and reversal of timing differences | 19 | (2) | (9) | 3 |
| Adjustment to the estimated recoverable amount of deferred tax assets arising in previous periods | 10 | 20 | 8 | - |
| Decrease in discount | (3) | (1) | - | - |
| **Total deferred taxation** | 26 | 17 | (1) | 3 |
| **Total tax charge/(credit)** | 57 | 71 | 5 | (17) |

After taking into account reliefs to which the Group is entitled, UK corporation tax on taxable profits attributable to shareholders has been accounted for at the rate of 30% (2003: 30%). The tax rate for the life policyholders is 20% (2003: 22% and 20%).

6.2 *Factors affecting tax charge for year*

The tax assessed in the year is lower than the standard rate of corporation tax in the UK and the differences are explained below.

The standard rate of tax has been determined by using the UK rate enacted for the year for which the profits/(losses) will be taxed.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 6. Taxation (continued)

6.2 *Factors affecting tax charge for year (continued)*

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Profit/(loss) on ordinary activities before taxation | 47 | (864) |
| Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2003: 30%) | 14 | (259) |
| Effects of: | | |
| Non-taxable book gains on sales of subsidiaries and associates | - | (5) |
| Non-taxable goodwill amortisation and impairment | 7 | 187 |
| Other disallowable expenses | 20 | 6 |
| Timing differences other than on long-term business | (18) | 30 |
| Adjustment to taxation charge in prior years | (15) | 7 |
| Lower tax rates on overseas earnings | (2) | (1) |
| Non-taxable income | - | 6 |
| Current taxation losses surrendered for £nil value | - | 9 |
| Current taxation charge/(credit) for the year | 6 | (20) |

### 7. Earnings per share

7.1 *Basic earnings per share*

| | Profit/(loss) | | Basic earnings per share | |
|---|---|---|---|---|
| | 31 Dec 04<br>£m | 31 Dec 03<br>£m | 31 Dec 04<br>pence | 31 Dec 03<br>pence |
| Profit/(loss) on ordinary activities after taxation | 42 | (847) | 1.6 | (119.6) |
| Minority interests | (4) | - | (0.2) | - |
| Profit/(loss) for the year attributable to members of the parent company | 38 | (847) | 1.4 | (119.6) |
| Preference dividend on non-equity shares | - | (1) | - | (0.1) |
| **Basic earnings/earnings per share** | 38 | (848) | 1.4 | (119.7) |
| **Basic weighted average number of 10 pence shares (millions)** | 2,646 | 708 | | |

7.2 *Diluted earnings per share*

| | Profit/(loss) | | Diluted earnings per share | |
|---|---|---|---|---|
| | 31 Dec 04<br>£m | 31 Dec 03<br>£m | 31 Dec 04<br>pence | 31 Dec 03<br>pence |
| Profit/(loss) on ordinary activities after taxation | 42 | (847) | 1.6 | (119.6) |
| Minority interests | (4) | - | (0.2) | - |
| Profit/(loss) for the year attributable to members of the parent company | 38 | (847) | 1.4 | (119.6) |
| Preference dividend on non-equity shares | - | (1) | - | (0.1) |
| **Diluted earnings/earnings per share** | 38 | (848) | 1.4 | (119.7) |
| **Diluted weighted average number of 10 pence shares (millions)** | 2,654 | 708 | | |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 7. Earnings per share (continued)

Basic and diluted earnings per share have been calculated on the profit/(loss) attributable to equity shareholders. The difference of 8million 10 pence shares between the weighted average number of shares used in the basic earnings per share and the diluted earnings per share calculations reflects the dilutive impact of the Group's share-based payment schemes (note 31).

On 26 November 2003, the High Court of Justice in England confirmed a reduction in the authorised share capital of the Company from £2,350m to £27m and as part of this arrangement, 759,870,000 ordinary shares of £1, all of the 16,770,000 'A' redeemable preference shares of £1 and all of the 1,350,704,312 preferred ordinary shares of £1 in issue were cancelled and extinguished. Subsequently, on the Demerger of the Group from AMP on 12 December 2003, the remaining ordinary shares of £1 were sub-divided into ordinary shares of 10 pence. To enable fair comparison, the weighted average numbers of shares has been calculated on the basis that the number of 10 pence ordinary shares that were in issue on 12 December 2003 was equivalent to the total number of £1 ordinary shares and £1 ordinary preferred shares on 26 November 2003.

### 8. Other income

Other income includes elements of the profit before tax on the investment management business and commission on sales made by Towry Law.

### 9. Exceptional items

The non-operating exceptional items have arisen from the disposal/termination of the following businesses:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Virgin Money Group Limited | 18 | - |
| Towry Law International | (8) | - |
| Life Services | (47) | - |
| Cogent | 3 | (5) |
| Henderson private client asset management business | - | 8 |
| Total (losses)/profits on disposal/termination of businesses | (34) | 3 |

*Interactive Investor Trading Limited*

On 27 February 2004, 100% of the issued shares in Interactive Investor Trading Limited, which represented the AMPLE business, was sold to Carruthers and Associates Limited which resulted in a profit on disposal of £nil.

*Virgin Money Group Limited*

On 27 April 2004 HHG Virgin Holdings Limited (subsequently renamed HHG (VH) Limited) sold its equity interest in Virgin Money Group Limited to Virgin Group Investments Limited. Also on this date, the loan from Pearl to Virgin Money Group Limited was sold to Virgin Management Limited for £90m. £50m of this consideration was received on completion of the deal, £20m will become due 12 months after the date of completion and the final £20m will be payable 24 months after the date of completion. The net consideration was £75m, reflecting the discounting of amounts receivable in future years, provisions in respect of certain indemnities given under the transaction and transaction expenses. A profit of £18m was recorded on the disposal.

*Towry Law International*

On 27 May 2004, Towry Law announced that it would close its international operations to new business resulting in a loss of £8m arising from costs of terminating those operations. A cash outflow of £6m arose in respect of this in 2004.

**NOTES TO THE ACCOUNTS (CONTINUED)**

**9. Exceptional items (continued)**

*Life Services*

On 9 December 2004, the Company and its wholly owned subsidiary undertaking, Pearl Group Limited entered into an agreement to sell the Life Services business owned by Pearl Group Limited to Life Company Investor Group Limited (see note 33). The agreed consideration of £1.070bn for this transaction indicated an impairment had occurred in both the goodwill and PVIF of the Life Services business. As a consequence, these assets were written down to their net realisible value of £nil and impairments of £29m and £10m were reported for goodwill and PVIF respectively. £8m of associated committed transaction costs have also been recognised and a cash outflow of £3m arose in respect of this in 2004.

*Cogent*

On 2 September 2002 the Group completed the sale of Cogent Investment Operations Limited, a subsidiary undertaking. In 2003, a loss on disposal of £5m was reported in the profit and loss account in respect of this sale, consisting of additional sales proceeds of £6m offset by further disposal costs and increases in provisions for related contractual obligations of £11m. During 2004, £3m of unutilised provisions for related contract obligations were released. Contract obligations relating to the sale cease by June 2008.

*Henderson private client asset management business*

During 2002, the Group disposed of its private client asset management business to Newton Investment Management. A further £8m of profit arose during 2003 on receipt of a tranche of proceeds from this disposal not recognised during 2002 since it was contingent.

**10. Dividends**

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Per share pence | Total £m | Per share pence | Total £m |
| Non-equity dividends on 'A' preference shares | - | - | 4.6 | 1 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 11. Goodwill

| | Total |
|---|---|
| | £m |
| **Cost** | |
| At 1 January 2004 | 1,809 |
| Acquisition of Towry Law Mortgage Services Limited | 2 |
| At 31 December 2004 | 1,811 |
| **Amortisation and impairment** | |
| At 1 January 2004 | 1,529 |
| Amortisation charge for the year | 18 |
| Impairment charge for the year – Life Services non-operating exceptional item (note 9) | 29 |
| Other impairment charges for the year | 2 |
| At 31 December 2004 | 1,578 |
| **Net book value** | |
| At 31 December 2004 | 233 |
| At 31 December 2003 | 280 |

On 14 October 2004, one of the Group's principal subsidiaries, Towry Law plc, purchased the remaining 50% stake in Towry Law Mortgage Services Limited. This resulted in goodwill of £2m which was immediately impaired.

### 12. Investments

12.1 *Investments – Land and buildings*

| **Group** | Freehold | Long leasehold | Short leasehold | Total |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| At 1 January 2004 | 1,165 | 466 | 1 | 1,632 |
| Additions | 7 | 343 | - | 350 |
| Disposals | (1,045) | (166) | (1) | (1,212) |
| Surplus on revaluation | 6 | 3 | - | 9 |
| At 31 December 2004 | 133 | 646 | - | 779 |
| Land and buildings at cost: | | | | |
| At 31 December 2004 | 145 | 623 | - | 768 |
| At 31 December 2003 | 1,059 | 444 | - | 1,503 |

As part of the Group's ongoing review of its investment strategy, a significant number of property holdings were moved into more liquid investments in the form of JPUTs and cash during 2004.

All properties held by the Group were valued as at 31 December 2004 and 31 December 2003 by qualified professional valuers working for the companies DTZ Debenham Thorpe, Knight Frank LLP or CB Richard Ellis Limited.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 12. Investments (continued)

12.1 *Investments – Land and buildings (continued)*

Investment properties were valued on the basis of open market value. The properties in owner occupation for the purposes of the Group's business were valued on the basis of existing use value. All valuations were carried out in accordance with the Royal Institution of Chartered Surveyors (RICS) Appraisal and Valuation Manual. All such valuers are Chartered Surveyors, being members of the RICS.

Other than for leasehold properties, where the lease has less than twenty years unexpired term, no provision is made for depreciation of investment properties.

Leasehold properties include £264m (2003: £267m) property reversions arising from sales of the NPI Extra Income Plan. The reversionary interest is valued as the NPIL and NPLL proportion of the current market value, projected for the lifetime of the policyholder at the assumed future increase in house prices, then discounted back by the valuation rate of interest.

Included in the figures shown for current value is £30m (2003: £36m) in respect of buildings which are owned and occupied by the Group.

12.2 *Investments in participating interests*

**Group**

| | Cost | | Carrying Value | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Investments in joint ventures (note 12.3) | 40 | 137 | 40 | 231 |
| Investments in associates (note 12.4) | 460 | 405 | 537 | 411 |
| Total | 500 | 542 | 577 | 642 |

12.3 *Investments in joint ventures*

| **Group** | Long-term business £m |
|---|---|
| Share of result for the year after taxation | 9 |
| Disposals | (200) |
| Movements in investments in joint ventures | (191) |
| At 1 January 2004 | 231 |
| At 31 December 2004 | 40 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 12. Investments (continued)

12.4 *Investments in associates*

**Group**

| | Long-term business | | Non long-term business | | |
|---|---|---|---|---|---|
| | Share of capital and reserves | Loan | Share of capital and reserves | Loan | Total carrying value |
| | £m | £m | £m | £m | £m |
| At 1 January 2004 | 315 | 39 | (34) | 91 | 411 |
| Operating profit for the year after taxation | 71 | - | 1 | - | 72 |
| Additions/(disposals) | 160 | (48) | 33 | (91) | 54 |
| Movements in year | 231 | (48) | 34 | (91) | 126 |
| At 31 December 2004 | 546 | (9) | - | - | 537 |

Long-term business additions include investments made in the period in Henderson Caspar Property Fund, Henderson Central London Office Fund, Henderson (UK) Retail Warehouse Fund and Henderson UK Shop Fund.

12.5 *Other financial investments*

**Group**

| | 31 Dec 04 | | 31 Dec 03 | |
|---|---|---|---|---|
| | Market value | Cost | Market value | Cost |
| | £m | £m | £m | £m |
| Shares and other variable yield securities and units in unit trusts | 3,615 | 3,143 | 3,330 | 2,638 |
| Debt securities and other fixed income securities | 16,980 | 16,415 | 14,345 | 13,738 |
| Loans secured by mortgage | 87 | 87 | 85 | 73 |
| Other loans | 21 | 21 | 19 | 19 |
| Deposits with credit institutions | 1,576 | 1,576 | 3,727 | 3,727 |
| | 22,279 | 21,242 | 21,506 | 20,195 |
| Listed investments included above | 19,904 | 18,965 | 17,210 | 16,449 |
| Assets held to cover linked liabilities | 4,215 | 4,210 | 4,349 | 5,064 |

Deposits with credit institutions include a collateral fund of £128m (2003: £113m) (note 26.1 (b))

## NOTES TO THE ACCOUNTS (CONTINUED)

### 12. Investments (continued)

12.6 *Investments of the Company*

| | Shares in subsidiary undertakings £m | Loans to subsidiary undertakings £m | Total fixed asset investments £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2004 | 5,251 | 298 | 5,549 |
| Additions | 2,098 | 145 | 2,243 |
| Disposals | (1,992) | (236) | (2,228) |
| At 31 December 2004 | 5,357 | 207 | 5,564 |
| **Provision for impairment** | | | |
| At 1 January 2004 | (2,367) | (53) | (2,420) |
| Charge for the year | (141) | - | (141) |
| Disposals | 446 | 53 | 499 |
| At 31 December 2004 | (2,062) | - | (2,062) |
| **Net book value** | | | |
| At 31 December 2004 | 3,295 | 207 | 3,502 |
| At 31 December 2003 | 2,884 | 245 | 3,129 |

| | Units in unit trusts £m |
|---|---|
| **Cost** | |
| At 1 January 2004 | 67 |
| Disposals | (67) |
| At 31 December 2004 | - |
| **Net book value** | |
| At 31 December 2004 | - |
| At 31 December 2003 | 67 |

The impairment charge for the year includes an impairment of £107m in the Company's investment in its direct subsidiary, Pearl Group Limited, as a result of the sale of the Life Services business to Life Company Investor Group Limited (note 33) based on the expected consideration to be received from Life Company Investor Group Limited less expected disposal costs. The Company's other shares in subsidiary undertakings were impaired to their net asset values.

During the year, the Company transferred the ownership of a number of subsidiaries within the Group as part of a Group restructure. The net book value of these shares in the subsidiary undertakings was £207m and the aggregate consideration was £220m. In addition to this, subsidiary undertakings with a net book value of £1,339m were liquidated.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 13. Debtors

13.1 *Debtors arising out of direct insurance operations*

| Group | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Amounts owed by policyholders | 18 | 31 |

13.2 *Other debtors*

| | Group | | Company | |
|---|---|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m | 31 Dec 04 £m | 31 Dec 03 £m |
| Outstanding sale of investments | 118 | 138 | - | - |
| Amounts due from Group undertakings | - | - | 7 | 25 |
| Other debtors | 190 | 288 | 2 | 4 |
| Corporation tax recoverable | - | - | - | 13 |
| | 308 | 426 | 9 | 42 |

### 14. Tangible assets

| | Total £m |
|---|---|
| **Cost** | |
| At 1 January 2004 | 42 |
| Additions | 4 |
| Disposals | (8) |
| At 31 December 2004 | 38 |
| **Depreciation** | |
| At 1 January 2004 | 15 |
| Charge for the year | 17 |
| On disposals | (7) |
| At 31 December 2004 | 25 |
| **Net book value** | |
| At 31 December 2004 | 13 |
| At 31 December 2003 | 27 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 15. Present value of acquired in force long-term business

| | Total |
|---|---|
| | £m |
| **Cost** | |
| At 1 January and 31 December 2004 | 101 |
| **Amortisation and impairment** | |
| At 1 January 2004 | 91 |
| Impairment charge – Life Services non-operating exceptional item (note 9) | 10 |
| At 31 December 2004 | 101 |
| **Net book value** | |
| At 31 December 2004 | - |
| At 31 December 2003 | 10 |

The principal assumptions used to calculate the acquired PVIF are the same as those used to calculate the long-term business provision (note 21).

### 16. Deferred acquisition costs

| | Long-term business |
|---|---|
| | £m |
| At 1 January 2004 as previously reported | 106 |
| Prior year adjustment | 45 |
| At 1 January 2004 restated | 151 |
| Decrease in year | (36) |
| At 31 December 2004 | 115 |

### 17. Share capital

17.1 *Share capital authorised*

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| 4,250,000,000 ordinary shares of 10 pence each | 425 | 425 |

17.2 *Share capital allotted*

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| Allotted, called up and fully paid equity shares: | | |
| 2,710,562,634 (2003: 2,464,049,470) ordinary shares of 10 pence each | 271 | 246 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

**17. Share capital (continued)**

17.2 *Share capital allotted (continued)*

On 31 March 2004, as part of an institutional capital raising, the Company issued 246,160,000 ordinary shares of 10 pence each at a price of 48 pence for consideration of £115m (net of expenses of £3m) through HHG Capital (Jersey) Limited, a special purpose entity. £25m was taken to share capital and the balance of £90m was initially taken to a merger reserve but then transferred to the profit and loss account reserve following the redemption of shares in HHG Capital (Jersey) Limited.

During the year, the Company issued 55,517 shares of 10 pence each to certain employees leaving the group participating in the Sharesave Scheme (see note 31) for an aggregate consideration of £23,095.

During the year, the Company also issued 297,647 shares of 10 pence each to the employee benefit trust administering the Share Incentive Plan (see note 31) for an aggregate consideration of £144,949.

**18. Reserves**

18.1 *Group*

| | Share premium £m | Own shares held £m | Capital reserve £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 January 2004 | 1,081 | - | 292 | 70 |
| Proceeds from capital raising (note 17.2) | - | - | - | 90 |
| Increase in own shares held | - | (4) | - | - |
| Transfer of capital reserve | - | - | (290) | 290 |
| Movement in equity settled share scheme expenses (note 31.2) | - | - | - | 2 |
| Retained profit for the year ended 31 December 2004 | - | - | - | 38 |
| Foreign exchange rate movements | - | - | - | (2) |
| At 31 December 2004 | 1,081 | (4) | 2 | 488 |

The own shares held reserve includes 7,836,224 shares owned by employee benefit trusts and constituted 0.3% of the Company's allotted share capital at 31 December 2004. The shares held in the reserve at 31 December 2004 were the maximum number held during the year. These shares had a nominal value of £4m and a market value of £5m. Of the shares held by the employee benefit trusts, 4,046,191 are under option to employees and 3,790,033 have been conditionally gifted to them.

The HHG PLC Employee Trust 2004, Henderson Share Incentive Plan and Henderson Employee Share Trust 2000 are used by the Group to operate the LTIP, SIP and DEP share-based payment schemes respectively. Shares are distributed to employees as and when they vest in line with the terms of each scheme under the administration of Computershare Trustees Limited, Towers Perrin Share Plan Services Limited and Ogier Trustees Limited Jersey respectively who act as trustees.

On 27 October 2004 £290m was transferred from the capital reserve to the profit and loss account following the liquidation of NPI Finances Limited, a subsidiary undertaking of the Company.

**NOTES TO THE ACCOUNTS (CONTINUED)**

## 18. Reserves (continued)

18.2 *Company*

| | Share premium £m | Own shares held £m | Capital reserve £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 January 2004 | 1,081 | - | 290 | 89 |
| Retained loss for the financial year | - | - | - | (141) |
| Proceeds from capital raising (note 18.2) | - | - | - | 90 |
| Transfer of capital reserve | - | - | (290) | 290 |
| Movement in equity settled share scheme expenses (note 34.2) | - | - | - | 1 |
| Increase in own shares held | - | (2) | - | - |
| At 31 December 2004 | 1,081 | (2) | - | 329 |

The own shares held reserve includes 4,046,191 shares owned by HHG PLC Employee Trust 2004 and constituted 0.1% of the Company's allotted share capital at 31 December 2004. The shares held in the reserve at 31 December 2004 were the maximum number held during the year. These shares had a nominal value of £2m and a market value of £2m. All of the shares are under option to employees. A further £2m of the Company profit and loss account reserve is non distributable reflecting the impact of own shares issued and purchased by the Group.

On 27 October 2004 £290m was transferred from the capital reserve to the profit and loss account following the liquidation of NPI Finances Limited, a subsidiary undertaking of the Company. The £290m is now considered distributable.

## 19. Reconciliation of movement in shareholders' funds

19.1 *Group*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Shareholders' funds at 1 January | 1,689 | 1,045 |
| Total recognised gains/(losses) arising in the year | 36 | (850) |
| Dividend on non-equity shares | - | (1) |
| Redemption of £249m 'C' preference shares | - | (249) |
| Issue of £249m ordinary shares | - | 249 |
| Consideration for acquisition of Henderson Global Investors (Jersey) Limited and its subsidiaries from AMP | - | (28) |
| Issue of £27m preferred ordinary shares | - | 27 |
| Issue of £1,323m preferred ordinary shares | - | 1,323 |
| Application of capital reserve to repay preference shares | - | (17) |
| Issue of £65m ordinary 10 pence shares at a premium of £125m | - | 190 |
| Increase in own shares held (note 18.1) | (4) | - |
| Proceeds from capital raising (note 17.2) | 115 | - |
| Movements in equity settled scheme expenses (note 31.2) | 2 | - |
| Shareholders' funds at 31 December | 1,838 | 1,689 |

On 30 June 2003, the Company issued 248,930,000 ordinary shares with a par value of £1 each for a total consideration of £249m. On the same day the Company redeemed the 'C' class redeemable preference shares with a par value of £1 each, for a total redemption value of £249m.

On 14 November 2003, the Company issued 27,657,688 preferred ordinary shares with a par value of £1 each for a consideration of £27m and on 21 November 2003, a further 1,323,046,626 preferred ordinary shares with a par value of £1 each for a consideration of £1,323m.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 19. Reconciliation of movement in shareholders' funds (continued)

19.1 *Group (continued)*

On 26 November 2003, as an integral step in the Demerger of the Group from AMP, the High Court of Justice confirmed that the 16,770,000 'A' redeemable preference shares of £1 were cancelled and extinguished and the resulting capital reduction reserve was utilised to repay an amount equal to the amount paid up on these 'A' preference shares plus any arrears of dividend thereon down to the effective date of the capital reduction.

On 23 December 2003, as part of an institutional capital raising, the Company issued 652,920,962 ordinary shares of 10 pence each for an aggregate consideration of £190m (net of expenses of £6m) with the balance of £125m being taken to share premium account.

19.2 *Company*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Shareholders' funds at 1 January | 1,706 | 1,528 |
| Total recognised losses arising in the year | (141) | (1,359) |
| Dividend on non-equity shares | - | (1) |
| Redemption of £249m 'C' preference shares (note 19.1) | - | (249) |
| Issue of £249m ordinary shares (note 19.1) | - | 249 |
| Issue of £15m preferred ordinary shares | - | 15 |
| Issue of £27m preferred ordinary shares (note 19.1) | - | 27 |
| Issue of £1,323m preferred ordinary shares (note 19.1) | - | 1,323 |
| Application of capital reserve to repay preference shares (note 19.1) | - | (17) |
| Issue of £65m ordinary 10 pence shares at a premium of £125m (note 19.1) | - | 190 |
| Proceeds from capital raising (note 17.2) | 115 | - |
| Movements in equity settled scheme expenses (note 31.2) | 1 | - |
| Increase in own shares held (note 18.2) | (2) | - |
| Shareholders' funds at 31 December | 1,679 | 1,706 |

On 30 June 2003 the Company issued 10million ordinary shares with a par value of £1 each in exchange for AMP Financial Services Holdings Limited's minority interest in Pearl Group Limited, which was deemed to have a value of £15m. The balance of £5m was taken to the share premium account.

### 20. Fund for future appropriations

| | 31 Dec 04 £m | Restated 31 Dec 03 £m |
|---|---|---|
| At 1 January as previously reported | 612 | 527 |
| Prior year adjustment | - | (97) |
| At 1 January restated | 612 | 430 |
| Transfer (to)/from the technical account | (10) | 182 |
| At 31 December | 602 | 612 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

## 21. Policyholder liabilities

*Long-term business provision*

Material judgement is required in calculating the long-term business provision. In particular, there is discretion over the choice of assumptions used. The long-term business provision is sensitive to changes in assumptions, with some having a greater effect than others. Changes in annuitant mortality, for example, can have a significant impact, as can the interest rates used.

The principal assumptions used to calculate the long-term business provision for the main classes of business, excluding linked business liabilities, are:

21.1 *Interest rates*

| | Valuation interest rates | | | |
|---|---|---|---|---|
| | With-profits | | Non-profit | |
| | 31 Dec 04 % | 31 Dec 03 % | 31 Dec 04 % | 31 Dec 03 % |
| Basic life assurance | 3.0 – 4.5 | 3.7 – 4.4 | 3.2 – 4.5 | 2.5 – 4.1 |
| Pension business | 3.0 – 5.03 | 3.3 – 5.45 | 3.9 – 4.7 | 3.3 – 5.0 |
| Pension annuity in payment | 4.15 | 4.7 | 4.24 – 5.0 | 4.75 – 4.9 |
| General annuities | 4.5 | 4.7 | 3.25 – 4.75 | 4.1 – 5.1 |
| Unitised with-profits (life) | 2.9 – 4.5 | 3.0 – 4.26 | N/a | N/a |
| Unitised with-profits (pension) | 3.6 – 5.03 | 3.9 – 5.45 | N/a | N/a |
| Private Health Insurance (PHI) | N/a | N/a | 3.25 – 4.82 | 2.3 – 3.3 |

Valuation interest rate assumptions are set with regard to actual yields on the supporting assets. These yields are adjusted downwards to allow for credit risk, investment expenses, tax and reinvestment of future income. A further margin for risk is then deducted for all asset classes.

21.2 *Mortality rates*

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| Basic life assurance | 85% AM/F80 Ult, 100% A67/70 Ult, 65%-100% AM/F92 and 70% ELT 14 (M) all with adjustments | 100% AM 80 Ult, 80%-100% A67/70 Ult, 100% AM/F92 and 80% ELT 14 (M) all with adjustments |
| Pension business | 65% AM/F80 Ult, 100% A67/70 Ult, 70% AM/F92 and 100% PM/FA92MC (2025) all with adjustments | 100% A67/70 Ult, 100% AM/F92 and 70%-100% IM/F80 all with adjustments |
| Pension Annuity in payment | 72% IML/IFL92, 78%-95% RMV/RFV92 Year of use and 100% PM/FA92MC (2025) all with adjustments | 70%-72% IM/IF80 C2014/16, 72% IML/IFL 92 and 78%-88% RMV/RF V92 Year of use all with adjustments |
| Unitised with-profits | 65%-89% AM/F80 Ult, 100% A67/70 Ult, 95%-100% AM/F92 and 100% PM/FA92MC (2025) all with adjustments | 60%-100% A67/70 Ult and 95%-100% AM/F92 all with adjustments |
| Private Health Insurance | 100% CMIR 12 with adjustments | 100% CMIR 12 with adjustments |

The abbreviations above represent standard industry mortality tables as published by the Continuous Mortality Investigation (CMI) Bureau of the Institute of Actuaries. Adjustments are made by the Group to the standard tables to reflect the experience of the relevant company relative to the industry standard.

**NOTES TO THE ACCOUNTS (CONTINUED)**

**21. Policyholder liabilities (continued)**

21.3 *Persistency*

Recent experience is used to form a view of future persistency. A prudent margin for adverse deviation is added to arrive at prudent persistency rates.

21.4 *Methodology*

In 2004 conventional non-profit liabilities and conventional with-profits liabilities were valued using a gross premium method allowing for a prudent level of discontinuances. In 2003, certain conventional with profits liabilities were valued using a net premium method. The changes in methodology reflect the changes made to the prudential rules. Overall, the change has not had a significant effect as the benefit of using a gross premium valuation method and allowing for a prudent level of discontinuances has been offset by a reduction in the valuation rate of interest for certain classes of business.

The long-term business provision for linked liabilities is calculated using a gross premium cash flow method.

21.5 *Provision for bonuses*

The provision includes £37m (2003: £180m) in respect of bonuses added following the valuation at the end of each year.

The total bonuses attributable to the year are as follows:

| | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| Provided declared bonuses, included in the movement in the long-term business provision | 37 | 180 |
| Interim and terminal bonuses, included in claims paid | 104 | 81 |
| | 141 | 261 |

21.6 *Review of mortgage endowments*

The FSA carried out a review of mortgage endowments in 1999. As a result, all mortgage endowment policyholders were provided with information on the performance of their policy. These accounts include provision for the estimated costs of investigating and settling complaints associated with mortgage endowments and for the estimated cost of meeting promises given to specific policyholders. The total amount provided for at 31 December 2004 was £211m (2003: £231m).

21.7 *Guaranteed annuity options*

The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liabilities incurred in respect of options on a basis and method consistent with that used to value basic policy liabilities, and include a prudent assessment of the proportion of policyholders who will choose to exercise options. The total amount provided for at 31 December 2004 was £652m (2003: £525m).

21.8 *Pension transfers and opt outs*

Group companies have set up provisions for the review and possible redress relating to personal pension policies. These provisions, which have been calculated using data derived both from detailed file reviews of specific cases and from a statistical review of other outstanding cases, are included in the long-term business provision. The provision for possible redress included in the long-term business provision for Phase 1 cases is £521m (2003: £344m) and for Phase 2 cases is £10m (2003: £12m). Included in the long-term business provision are provisions for additional costs associated with the misselling of pensions policies of £16m (2003: £18m).

**NOTES TO THE ACCOUNTS (CONTINUED)**

**21. Policyholder liabilities (continued)**

21.9 *Other specific matters*

The FSA raises matters from time to time that impact the Group and many others in the industry. These accounts reflect those that the Group considers require provisioning based on current regulatory requirements.

21.10 *Operating exceptional charges*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Operating exceptional charges included in change in long-term business provision | - | 242 |

The change in long-term business provision for the 2003 financial year included the following exceptional charges:

(a) Increases in technical provisions in NPLL due to the changes in equity backing ratios and other actuarial assumption changes arising from the decision to close all Life Services' life companies to new business, which have led to the impairment of the contingent loans made by Pearl. The shareholders' share of the write-downs was £171m; and

(b) Increases in technical provisions of £71m in Pearl resulting from the changes referred to in (a) above.

Other operating exceptional charges of £242m in 2003 have been grossed up by £28m, being the longer term effective tax rate attributable to the balance on the long-term business technical account for the purpose of the Reconciliation of Group Operating Profit to Profit/(Loss) on Ordinary Activities Before Taxation and segmental information in note 3.

**22. Deferred taxation**

22.1 *Provisions for taxation*

| Reconciliation of movements in deferred tax | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| At 1 January | 11 | (9) |
| Charge/(release) for the year: | | |
| Technical account – long-term business | 26 | 17 |
| Non-technical account | (1) | 3 |
| At 31 December | 36 | 11 |

22.2 *Deferred taxation provisions*

| The components of the net deferred tax liability are as follows | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Unrealised gains in investments | 60 | 42 |
| Deferred acquisition costs | (27) | (40) |
| Capital allowances | 5 | 9 |
| Total undiscounted | 38 | 11 |
| Total on a discounted basis | 36 | 11 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

## 22. Deferred taxation (continued)

*22.2 Deferred taxation provisions (continued)*

A deferred tax asset has been recognised in respect of long-term business acquisition expenses where relief is deferred under corporation tax legislation. It has been determined that taxable income of future periods will be sufficient to enable relief for these expenses as they fall due to be deductible. Due to the uncertainty of the quantum, source and timing of future taxable profits or chargeable gains, no provision has been made for the assets listed in note 22.3.

22.3 *Factors that may affect future taxation charges*

The deferred tax assets, which have not been recognised due to the uncertainty of their recoverability in the foreseeable future, comprise:

| | Long-term business | | Non long-term business | |
|---|---|---|---|---|
| | 31 Dec 04 | 31 Dec 03 | 31 Dec 04 | 31 Dec 03 |
| | £m | £m | £m | £m |
| Provisions and other timing differences | 4 | 6 | 29 | 46 |
| Capital and trading losses | 141 | 177 | 49 | 32 |
| | 145 | 183 | 78 | 78 |

The unrecognised assets have not been discounted. Further analysis is as follows:

- £40m (2003: £44m) arises on realised capital losses on chargeable securities and will be available to offset against realised chargeable gains of future years;
- £150m (2003: £165m) in respect of trading losses arising from ongoing activities will be available to offset against taxable profits for future years;
- £5m (2003: £10m) arises from three year funded general insurance business and will be available to offset against the Group's taxable profits in future periods when claims are paid; and
- £28m (2003: £34m) in respect of provisions and other timing differences will be available to offset against taxable profits in future periods when the timing differences reverse or provisions are utilised.

## 23. Claims outstanding

23.1 *Claims outstanding*

| | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| General business (note 23.2) | 229 | 301 |
| Life business (note 23.3) | 92 | 128 |
| | 321 | 429 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

**23. Claims outstanding (continued)**

23.2 *General business*

| **2004** | Gross £m | Reinsurance £m | Net £m |
|---|---|---|---|
| Notified outstandings | 49 | 39 | 10 |
| Incurred but not reported | 178 | 160 | 18 |
| | 227 | 199 | 28 |
| Claims handling expenses | 2 | - | 2 |
| | 229 | 199 | 30 |

| **2003** | Gross £m | Reinsurance £m | Net £m |
|---|---|---|---|
| Notified outstandings | 84 | 64 | 20 |
| Incurred but not reported | 212 | 180 | 32 |
| | 296 | 244 | 52 |
| Claims handling expenses | 5 | - | 5 |
| | 301 | 244 | 57 |

The technical provisions for future claims payments have primarily been assessed using chain ladder methods. Where there is a notable exposure to long-term asbestos, pollution and health hazard liabilities, external independent actuaries provide best estimate benchmarks. An appropriate prudential margin is applied to all lines of business, as it is recognised that the estimation of certain future claims payments is an inherently uncertain exercise and future experience could be adverse.

In calculating the technical provisions in respect of certain long-term marine, aviation and reinsurance business, the future investment income on the assets held to cover the related provisions has been taken into account by discounting future cash flows. The average period before the liability will be settled has been estimated at 6.7 years for 2004 (2003: 10.8 years). The provision has been discounted at an interest rate of 3.5% for 2004 (2003: 4.00%).

The overall effect is to reduce the net technical provisions for those classes of business referred to above at 31 December 2004 by £4m from £17m to £13m (2003: by £14m from £50m to £36m). The total amount of the investment return which corresponds to the unwinding of the discount is £1m (2003: £1m).

The overall effect is to reduce the gross technical provisions for those classes of business referred to above at 31 December 2004 by £5m from £21m to £16m (2003: by £18m from £66m to £48m). The total amount of the investment return which corresponds to the unwinding of the discount is £1m (2003: £2m).

23.3 *Life business*

| | Gross and net | |
|---|---|---|
| | 31 Dec 04 £m | 31 Dec 03 £m |
| At 1 January | 128 | 86 |
| (Decrease)/increase in the year | (36) | 42 |
| At 31 December | 92 | 128 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 24. Creditors: amounts falling due within one year

| Company | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Loans due to Group undertakings (note 26.2) | 126 | 138 |
| Amount owed to Group undertakings | 1,711 | 1,058 |
| Other creditors | - | 4 |
| Accruals and deferred income | 9 | 6 |
| Corporation tax | 3 | - |
| | 1,849 | 1,206 |

### 25. Creditors: amounts falling due after more than one year

| Company | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Loans due to Group undertakings (note 26.2) | 47 | 337 |

### 26. Debenture loans and amounts owed to credit institutions

*26.1 Debenture loans and amounts owed to credit institutions*

| Group | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Floating rate guaranteed unsecured loan notes due 2004 and 2006 | - | 2 |
| Debenture loans, external | - | 2 |
| Subordinated guaranteed bonds undated (note a)* | 130 | 130 |
| Limited recourse bonds 2012 7.39% (note b)* | 101 | 108 |
| Limited recourse bonds 2022 7.59% (note b)* | 117 | 117 |
| **Total debenture loans** | 348 | 357 |
| Refinancing loan (note c) | 296 | 257 |
| **Total amounts owed to credit institutions** | 296 | 257 |
| **Total borrowings** | 644 | 614 |

***Notes***

** Borrowings of NPLL long-term fund.*

(a) A £100m 9.625% subordinated guaranteed bond and a £30m 9.6257% subordinated guaranteed bond were both issued at par in 1996 by a wholly owned subsidiary of NPI. On 1 January 2000, NPI demutualised and these bonds, along with the net proceeds of their issue, were transferred to NPLL. The bonds are repayable on a non-instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the bonds are outstanding.

**NOTES TO THE ACCOUNTS (CONTINUED)**

**26. Debenture loans and amounts owed to credit institutions (continued)**

26.1 *Debenture loans and amounts owed to credit institutions (continued)*

***Notes (continued)***

(b) Prior to its acquisition by the Group, NPI raised £260m of capital through the securitisation of embedded value on a block of existing unit-linked and unitised with-profit life and pension policies in 1998. On demutualisation of NPI, these were transferred to NPLL. The bonds are split between two classes, which rank pari passu. The £140m 7.39169% class A1 limited recourse bonds have an average life of 8 years maturing in 2012 and the £120m 7.5873% limited recourse bonds have an average life of 18 years maturing in 2022. Amounts relating to the securitisation included within loans represent the principal outstanding less unamortised deferred issued costs. The bonds are repaid out of margins emerging from the securitised block of business and from a collateral fund of £128m (2003: £113m).

(c) The refinancing loan from Abbey National plc relates to the sale of Extra-Income Plan policies that Abbey National plc finances to the value of the associated property reversions. As part of the arrangement, NPLL and NPIL have undertaken to indemnify Abbey National plc against profits or losses arising from mortality or surrender experience which differs from the basis used to calculate the reversion amount. Repayment will be on a policy-by-policy basis and is expected to occur over the next 10 to 20 years.

26.2 *Time period for payment*

| **Payable as follows:** | 31 Dec 04<br>£m | 31 Dec 03<br>£m |
|---|---|---|
| **Group** | | |
| In one year or less, or on demand | 9 | 1 |
| Between one and two years | 141 | - |
| Between two and five years | 39 | 131 |
| In five years or more | 455 | 482 |
| | 644 | 614 |
| **Company** | | |
| In one year or less, or on demand | 126 | 138 |
| Between one and two years | - | 290 |
| In five years or more | 47 | 47 |
| | 173 | 475 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 26. Debenture loans and amounts owed to credit institutions (continued)

26.3 *Nature of borrowings*

After taking account of the various interest rate and currency rate swaps entered into by the Group, the currency exposure of Group borrowings is all in sterling and the interest rate exposure is as follows:

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Fixed rate borrowings | 348 | 355 |
| Floating rate borrowings | - | 2 |
| Interest free borrowings | 296 | 257 |
| Total borrowings | 644 | 614 |

### 27. Provisions

27.1 *Group*

| | Restructure £m | Leasehold properties £m | Product misselling £m | Staff related £m | Other £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 January 2004 | 57 | 96 | 14 | 34 | 42 | 243 |
| Amounts utilised | (36) | (23) | (9) | (8) | (34) | (110) |
| Increase in provision | 18 | - | 44 | 5 | 39 | 106 |
| Unutilised amount reversed | (5) | (5) | - | - | (12) | (22) |
| At 31 December 2004 | 34 | 68 | 49 | 31 | 35 | 217 |

The restructure provision of £34m (2003: £57m) has been made for costs of restructuring management and staffing across the Group and to complete the closure of Towry Law International. It is expected that most of the expenditure will be incurred in 2005.

The leasehold properties provision has been made for amounts in respect of the excess of lease rentals and other payments on properties that are currently vacant or expected to become vacant over the amounts to be recovered from subletting these properties on a discounted basis at 4.1% (2003: 4.1%). The provision is expected to be utilised over the next 15 years.

Product misselling provisions include a £43m provision relating to possible claims arising from inappropriate advice given to certain Towry Law International customers. The matters relating to these provisions are expected to be settled within the next five years.

Staff related provisions include £17m (2003: £18m) held in respect of healthcare costs for former employees and £3m (2003: £9m) relating to long-term staff incentives.

Other provisions include £20m (2003: £11m) for obligations relating to various sale contracts which are expected to be utilised within the next three years.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 27. Provisions (continued)

*27.2 Company*

| | Restructure | Product misselling | Other | Total |
|---|---|---|---|---|
| | £m | £m | £m | £m |
| At 1 January 2004 | - | - | - | - |
| Amounts utilised | (1) | - | (9) | (10) |
| Increase in provision | 3 | 35 | 23 | 61 |
| Unutilised amount reversed | - | - | (12) | (12) |
| At 31 December 2004 | 2 | 35 | 2 | 39 |

The restructure provision relates to the restructure of the Corporate Office (note 2.2).

The product misselling provision has been established for possible claims arising from inappropriate advice given to certain Towry Law International customers. The matters relating to this provision are expected to be settled within the next five years. To the extent that further capital needs to be provided to Towry Law International to enable settlement of legacy product issues, this will be funded by the Company.

The increase in other provisions in the year comprises the cost of settling certain intra-Group matters relating to investments made by the asset management business, the settlement of Group wide issues with AMP and settlements relating to the Demerger of the Group from AMP.

### 28. Other creditors including taxation and social security

| *Group* | 31 Dec 04 | 31 Dec 03 |
|---|---|---|
| | £m | £m |
| Corporation tax | 64 | 77 |
| Obligations under finance leases | - | 1 |
| Other creditors | 340 | 456 |
| | 404 | 534 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 29. Notes to the cash flow statement

29.1 *Reconciliation of profit/(loss) on ordinary activities to net cash inflow/(outflow) from operating activities:*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Profit/(loss) on ordinary activities before non-operating exceptional items and taxation | 81 | (867) |
| Adjustments for financing expenses and items not involving movements of cash: | | |
| Depreciation of tangible fixed assets | 13 | 9 |
| Amortisation and impairment of goodwill (note 11) | 20 | 307 |
| Amortisation and write-off of deferred issue costs | - | 11 |
| Decrease in creditors arising out of direct insurance operations | - | (10) |
| Decrease in technical provisions | (30) | (7) |
| Decrease in present value of acquired in force business | - | 23 |
| Unrealised losses on investments | 66 | 379 |
| (Profit)/loss from interest in associates | (1) | 7 |
| Movement in other assets | 29 | (355) |
| Movement in other liabilities | (50) | 96 |
| Profits relating to long-term business funds, excluding Pacific fund | (88) | (19) |
| Loan interest expense | 1 | 64 |
| Cash outflow from termination of Towry Law International (note 9) | (6) | - |
| Cash outflow from proposed sale of Life Services business (note 9) | (3) | - |
| Net cash inflow/(outflow) from operating activities | 32 | (362) |

29.2 *Analysis of cashflows in respect of acquisitions and disposals*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Cash proceeds received on disposal of associate, including loans sold | 50 | 1 |
| Cash proceeds received on disposal of subsidiary undertakings | - | 14 |
| Costs associated with disposal of subsidiary undertakings | - | (12) |
| Net cash inflow from acquisitions and disposals | 50 | 3 |

29.3 *Analysis of cash holdings included in the Consolidated Balance Sheet*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Cash at bank and in hand | 330 | 395 |
| Less: Cash on deposit not repayable on demand | (21) | (191) |
| Add: Deposits with credit institutions repayable on demand included within other financial investments | 45 | 26 |
| Total cash holdings (note 29.6) | 354 | 230 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 29. Notes to the cash flow statement (continued)

29.4 *Analysis of portfolio investments included in the Consolidated Balance Sheet*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Other financial investments | 22,279 | 21,506 |
| Add: Cash on deposit not repayable on demand (note 29.3) | 21 | 191 |
| Less: Deposits with credit institutions repayable on demand included within other financial investments (note 29.3) | (45) | (26) |
| Total portfolio investments (note 29.6) | 22,255 | 21,671 |

29.5 *Net portfolio investments (excluding long-term business)*

| | 31 Dec 04 £m | 31 Dec 03 £m |
|---|---|---|
| Purchase of portfolio investments | 480 | 664 |
| Sale of portfolio investments | (297) | (583) |
| | 183 | 81 |

29.6 *Movements in cash, portfolio investments and financing*

| | At 01 Jan | Cash flow | Changes in long-term business | Changes in market value and exchange rate effects | Non-cash movements | At 31 Dec |
|---|---|---|---|---|---|---|
| 2004 | £m | £m | £m | £m | £m | £m |
| Portfolio investments | 21,671 | 183 | 467 | (66) | - | 22,255 |
| Cash holdings | 230 | 6 | 118 | - | - | 354 |
| | 21,901 | 189 | 585 | (66) | - | 22,609 |
| Borrowings | (614) | 2 | (32) | - | - | (644) |
| Total | 21,287 | 191 | 553 | (66) | - | 21,965 |
| 2003 | | | | | | |
| Portfolio investments | 23,072 | 81 | (1,103) | (379) | - | 21,671 |
| Cash holdings | 201 | (99) | 128 | - | - | 230 |
| | 23,273 | (18) | (975) | (379) | - | 21,901 |
| Borrowings | (1,776) | 59 | 74 | - | 1,029 | (614) |
| Total | 21,497 | 41 | (901) | (379) | 1,029 | 21,287 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

## 30. Staff pension schemes – SSAP 24 disclosures

As at 31 December 2004 the Group operated one pension scheme, the HHG Staff Pension Scheme (formerly AMP UK Staff Pension Scheme) (the Scheme), for its employees. The Scheme is funded by payment of contributions to a separately administered trust fund. The Scheme's appointed investment managers are Henderson Global Investors, Fidelity Investments and Standard Life. The Scheme is subject to regular valuations by an independent qualified actuary.

Up until 15 November 1999, the Scheme operated on a defined benefit basis for all members. From that date, a new money purchase section was established for new members of the Scheme. Pearl and London Life final salary members were offered membership of this new section, on special terms, in respect of future service in April 2000 and NPI and Henderson final salary members in June 2001. If they declined they remained members of the defined benefit scheme.

At the date of the last actuarial investigation (31 December 2003) the market value of the assets of the Scheme was £1.705bn and on the basis of the assumptions set out below this was sufficient to cover 101% of the value of the benefits which had accrued to members after allowing for future increases in pensionable remuneration. Following a suspension of contributions, employer contributions to the Scheme recommenced with effect from 1 January 2004 at an average rate of 19.9% of pensionable earnings. From 1 January 2005, this rate will be replaced by contributions of 27.0%, 20.8% and 13.8% of pensionable earnings for final salary section members, hybrid (a mix of final salary and money purchase) members and pure money purchase members respectively. Contributions are paid annually at the end of the year.

With effect from 31 March 2005, the trustees have agreed to split the pension scheme assets and liabilities between those relating to the Life Services business and the group remaining after the sale of the Life Services business (the Remaining Group). This was done on the basis of a valuation as at the date of agreement to sell the Life Services business which revealed that the market value of the assets of the Scheme at that date was sufficient to cover 103% of the value of the benefits accrued to members.

The principal assumptions used for the purpose of assessing pensions costs before retirement under SSAP 24 for the Scheme were that the annual return on investments, after allowing for investment expenses, would be 2.5% higher than the annual increase in members' pensionable remuneration before retirement and 2.6% higher than the expected annual increase in future pensions after retirement. The costs were assessed using the projected unit method.

The 2004 pension cost is £15m which comprises £8m in relation to defined benefit members and £7m in relation to money purchase members (2003: £2m (see note 2.5)). A £3m prepayment is carried in the balance sheet at 31 December 2004 (2003: £nil) reflecting contributions prepaid at that date.

## 31. Share-based payments

31.1 *Group share-based compensation plans*

The following share-based compensation plans were launched by the Group in 2004.

**Sharesave Scheme**

Eligible employees who wish to purchase shares in HHG PLC contribute a monthly amount to a savings account up to a maximum of £250 after tax per month. At the expiration of 36 months contribution, the employees have the option to use the funds in the account (plus interest and bonus) to subscribe for shares at a previously agreed price. The price was set at £0.416 per share, a 20% discount to the share price on 2 April 2004.

Employees have up to six months after the 36 month period to exercise their options and subscribe for shares.

**Share Incentive Plan (SIP)**

Eligible employees who wish to purchase shares in HHG PLC invest a monthly amount up to a maximum of £125 per month, which is deducted from their gross salary. Each participating employee received for no additional payment one share for each share purchased through to December 2004. From January 2005, the matching share ratio increased from 1:1 to 2:1. Matching shares will be forfeited if purchased shares are withdrawn from the Trust within two years.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 31. Share-based payments (continued)

31.1 *Group share-based compensation plans (continued)*

**Long-Term Incentive Plan (LTIP)**

Under the LTIP, a number of executives were granted performance shares.

These awards of £nil priced options are granted on condition that the executives remain with the Company for three years and that the Total Shareholder Return (TSR) of the Company (HHG TSR) shares compares favourably to the median of companies that make up the FTSE 250 index as at 1 January 2004. A proportion of the shares will vest if the HHG TSR is at the 50$^{th}$ percentile of the FTSE 250 companies with the full amount of shares granted vesting if HHG TSR is at or above the 75$^{th}$ percentile of the FTSE 250 companies. No vesting will occur if the HHG TSR is below the 50$^{th}$ percentile of the FTSE 250 companies. The executives are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met.

100% of awards granted to Life Services employees will become exercisable on completion of the sale of the Life Services business, subject to performance hurdles being met, whereas two thirds of the awards granted to the remaining Henderson and Towry Law employees will vest on the Court approval date for the return of capital, subject to the extent performance hurdles have been met on completion of the sale of the Life Services business. The remaining one third of the 2004 awards held by Henderson and Towry Law employees will be subject to the normal three year performance period and the satisfaction of the TSR performance conditions over that period. On exercise, awards will be satisfied by the transfer to participants of shares purchased on market by the LTIP trustee.

A phantom LTIP scheme has been set up for non-UK resident executives, which is the same in all respects except that it will be settled in cash.

**Deferred Equity Plan (DEP)**

Under the Henderson remuneration policy, there is a requirement for some executives to defer an element of their Short-Term Incentive (STI) awards, Growth Equity Bonus Scheme (GEBS) and performance fees. A mandatory deferral applies above certain levels of award and is administered via the DEP. Under DEP, executives can defer their awards into the Company's shares and/or Henderson products. The deferred monies are paid directly to a trustee, who purchases the nominated investments and holds them in trust. Under the two year DEP (which applies to STI and performance fee deferrals), 50% of the investment units/shares are released to employees at the end of the first year, the other 50% at the end of year two.

In March 2004, a number of executives were given the opportunity to invest an amount equivalent to their 2003 annual cash bonus into the Company's shares at the market price. Each participating executive will receive for no additional payment one share for every three shares held in the plan for a minimum of three years.

31.2 *Share-based payments through the profit and loss account*

| | 31 Dec 04 |
|---|---|
| | £m |
| Sharesave Scheme | 1 |
| SIP | - |
| LTIP | 1 |
| DEP | - |
| Total expense | 2 |

This total expense can be analysed between:

| | 31 Dec 04 |
|---|---|
| | £m |
| Amount which is expected to be settled with equity | 2 |
| Amount which is expected to be settled in cash | - |
| | 2 |

**NOTES TO THE ACCOUNTS (CONTINUED)**

**31. Share-based payments (continued)**

31.2 *Share-based payments through the profit and loss account (continued)*

Amounts recorded as liabilities for option grants expected to be settled in cash, based on the fair value of the options granted, totalled £nil at 31 December 2004. The intrinsic value of liabilities for which the counterparty's right to cash had vested by 31 December 2004 was £nil.

£1m of the above amount which is expected to be settled with equity, arose in the Company.

31.3 *Share options outstanding*

Share options outstanding under the Group's share-based compensation plans during 2004 were as follows:

| | 2004 | |
|---|---|---|
| | Number of options | Weighted average exercise price (£) |
| At 1 January | - | - |
| Granted | 11,518,112 | 0.416 |
| Exercised (note 17.2) | (55,517) | 0.416 |
| Expired, cancelled or lapsed | (962,090) | 0.416 |
| At 31 December | 10,500,505 | 0.416 |

The weighted average share price on the date options were exercised during 2004 was £0.53.

The weighted average fair value of options granted during 2004 was £0.20.

At 31 December 2004, the weighted average remaining expected life and remaining contractual life of outstanding awards was 2.4 years.

These disclosures are applicable only to the Sharesave Scheme.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 31. Share-based payments (continued)

31.4 *Fair values of share-based compensation plans*

The fair value amounts for the options granted under the Sharesave Scheme were determined using the Black Scholes option-pricing method using the following assumptions:

| | |
|---|---|
| Dividend yield | Zero |
| Expected volatility | 47.4% |
| Risk free interest rate | 4.6% |
| Expected life | 3 years |
| Weighted average share price | £0.475 |
| Exercise price | £0.416 |

The Company listed in December 2003 and does not have a sufficient history of price movements for its own volatility calculation to be made. Therefore volatility has been calculated by taking the average of the volatility of nine of the Company's quoted peers over the preceding three year period. Peers selected were publicly quoted life insurance and fund management companies who were considered to offer suitable coverage in terms of business mix to be a reasonable proxy for volatility for the Company at the time that the options were granted.

Fair value of the Sharesave Scheme was adjusted for dividends. No other factors were taken into account in calculating the fair value of the Sharesave Scheme.

Other share schemes involve the grant of shares for £nil consideration. The fair value for these schemes is calculated using the share price at grant date, which is set out in the following table. No adjustments have been made for dividends.

| Scheme | Shares granted | Average share price |
|---|---|---|
| SIP | 297,647 | £0.47 |
| LTIP | 19,708,570 | £0.52 |
| DEP | 1,948,535 | £0.44 |

The fair value calculation for the LTIP includes a statistical assessment of the likelihood of the Company achieving performance targets set out in the Scheme. These performance targets are in respect of TSR over three years and are as follows:

| Criteria | Amount vesting |
|---|---|
| HHG TSR less than the 50th percentile of the FTSE 250 companies | nil% |
| HHG TSR at the 50th percentile of the FTSE 250 companies | 35% |
| HHG TSR at or above the 75th percentile of the FTSE 250 companies | 100% |

For a TSR between the 50th and 75th percentiles the amount vesting will increase on a linear basis.

No goods or services have been received in respect of share-based payments other than the employee transactions identified above.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 32. Contingent liabilities

The following contingent liabilities existed at 31 December 2004:

(a) in the normal course of business, the Group is exposed to certain legal issues, which involve litigation and arbitration;

(b) in the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio;

(c) provision for liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them. The extent of such liabilities is influenced by the actions and requirements of the FSA, the Ombudsman rulings, by industry compensation and by court judgements; and

(d) the provision for costs in respect of Towry Law International legacy products is based on a number of assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them.

### 33. Post balance sheet events

At an Extraordinary General Meeting held on 21 February 2005, shareholders approved an agreement that the Company and its subsidiary companies entered into on 9 December 2004, to sell the Life Services business owned by Pearl Group Limited (a direct subsidiary of the Company) to Life Company Investor Group Limited. It is anticipated that regulatory approval by the FSA and satisfaction of conditions relating to the HHG Staff Pension Scheme will be obtained to enable completion of the sale in April 2005.

The Life Services business comprises principally the life insurance and pensions books of Pearl, London Life, NPLL and NPIL, which are effectively closed to new business, various unit-linked life insurance companies and the Service Company which provides administrative services to these businesses. All of these are directly or indirectly owned by Pearl Assurance Group Holdings Limited, 100% of whose issued share capital is being sold by Pearl Group Limited.

The consideration payable to Pearl Group Limited for the sale of the Life Services business will be satisfied by cash payment on Completion of £1.070bn. In addition, Life Company Investor Group Limited will transfer to Pearl Group Limited at Completion the benefit of a receivable of £34m representing the value of the stake in BPL together with related entities held in Pearl. Based on net assets of the Life Services business at 31 December 2004 of £1.409bn, expected associated professional fees and transaction costs of £28m and £7m loss arising from the settlement of the net outstanding loans between Life Services and the Remaining Group, this is expected to result in a loss on disposal of approximately £340m. The actual loss on disposal will be calculated using net assets at the Completion date and will be reported in 2005 under IFRS.

Following Completion it is proposed that the majority of the proceeds be returned to shareholders in cash, that the investor base be reduced and that the Remaining Group will be renamed Henderson Group plc. The table below sets out the consolidated balance sheet of the Group after adjustments to reflect these transactions as if they had occurred at 31 December 2004.

## NOTES TO THE ACCOUNTS (CONTINUED)

### 33. Post Balance Sheet Events (continued)

| | Group consolidated balance sheet at 31 Dec 2004 £m | Adjustments<br>Life Services consolidated balance sheet at 31 Dec 2004 £m | Other adjustments £m | Pro-forma Remaining Group £m |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible assets | 233 | - | - | 233 |
| Investments | 23,635 | (23,540) | 454[1] | 549 |
| Assets held to cover linked liabilities | 4,215 | (4,215) | - | - |
| Reinsurers' share of technical provisions | 277 | (277) | - | - |
| Debtors | 326 | (240) | - | 86 |
| Other assets | 343 | (274) | - | 69 |
| Prepayments and accrued income | 431 | (421) | - | 10 |
| **Total assets** | **29,460** | **(28,967)** | **454** | **947** |
| **Liabilities** | | | | |
| Minority interests | 83 | (83) | - | - |
| Fund for future appropriations | 602 | (602) | - | - |
| Gross technical provisions | 21,285 | (21,285) | - | - |
| Technical provisions for linked liabilities | 4,215 | (4,215) | - | - |
| Provision for other risks and charges | 253 | (157) | 28[2] | 124 |
| Debenture loans | 348 | (556) | 242[3] | 34 |
| Amounts owed to credit institutions | 296 | (296) | - | - |
| Creditors, accruals and deferred income | 540 | (364) | - | 176 |
| **Total liabilities** | **27,622** | **(27,558)** | **270** | **334** |
| **Net assets** | **1,838** | **(1,409)** | **184** | **613** |
| **Capital and reserves** | | | | |
| Called up share capital | 271 | - | (158)[4] | 113 |
| Share premium | 1,081 | - | (727)[5] | 354 |
| Own shares held | (4) | - | - | (4) |
| Capital reserve | 2 | - | - | 2 |
| Profit and loss account | 488 | (1,409) | 1,069[6] | 148 |
| | **1,838** | **(1,409)** | **184** | **613** |

The reduction in pro-forma capital and reserves from £1,838m to £613m comprises the return of capital to shareholders following the intended sale of the Life Services business (£885m) together with the loss on disposal (£340m).

## NOTES TO THE ACCOUNTS (CONTINUED)

### 33. Post Balance Sheet Events (continued)

### Notes to the adjustments

| | £m |
|---|---|
| 1 This adjustment comprises the following components and reflects management's best estimate of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| • Purchase by the Remaining Group of investments in BPL at fair value for cash from the Pearl with-profits fund; | - |
| • Transfer of investments in BPL at fair value from the shareholder fund of Pearl; | 34 |
| • Novation of loans due to the Life Services business in settlement of assignment of loan receivables and accrued interest due to the Remaining Group; | 201 |
| • Creation of new loan receivable from Pearl Assurance Group Holdings Limited, a Life Services entity; | 34 |
| • Cash consideration received; | 1,070 |
| • Cash paid to shareholders in respect of the capital reduction of 52 out of 100 shares at a price of 55 pence per share; and | (775) |
| • Cash paid to shareholders for the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share. This assumes that all fractional entitlements created on the consolidation will be aggregated into as many whole consolidated shares as possible and such consolidated shares will be cancelled and the proceeds repaid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share. | (110) |
| | 454 |

| | £m |
|---|---|
| 2 This adjustment comprises a provision for transaction and separation related expenses including warranty insurance premium. | 28 |

| | £m |
|---|---|
| 3 This adjustment comprises the following components: | |
| • Assignment of loans currently classified as intra-Group due from the Life Services business to Life Company Investor Group Limited in settlement of novation of loans payable, together with accrued interest due from the Remaining Group; and | 208 |
| • Creation of new loan payable to Pearl in settlement of transfer of investments from the shareholder fund in BPL at fair value. | 34 |
| | 242 |

| | £m |
|---|---|
| 4 This adjustment reflects management's best estimate of the effect on share capital of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| • Court confirmed reduction of share capital under section 135 of the Companies Act 1985 of 1.409bn 10 pence shares i.e. the cancellation of 52 out of 100 shares of 10 pence each at 55 pence per share; | 141 |
| • Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10 pence shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share; and | 17 |
| • Share division of one £50 share into 500 10 pence shares. | - |
| | 158 |

## NOTES TO THE ACCOUNTS (CONTINUED)

### 33. Post Balance Sheet Events (continued)

### Notes to the adjustments (continued)

| | | £m |
|---|---|---|
| 5 | This adjustment reflects management's best estimate of the effect on share premium of the return of cash to shareholders, based on the number of shares in issue at 26 November 2004: | |
| | • Court confirmed reduction of share capital under section 135 of the Companies Act 1985 of 1.409bn 10 pence shares i.e. the cancellation of 52 out of 100 shares of 10 pence each at 55 pence per share; | 634 |
| | • Cancellation of £50 shares as a result of the fractional entitlements created on the consolidation of 500 10p shares into one £50 share, on the basis that all fractional entitlements are aggregated and cancelled, with the proceeds paid to shareholders. It has been assumed that 330,000 consolidated shares will be cancelled at a price equivalent to 66 pence per ordinary share; and | 93 |
| | • Share division of one £50 share into 500 10 pence shares. | - |
| | | 727 |

| | | £m |
|---|---|---|
| 6 | This adjustment reflects the following components: | |
| | • Cash consideration received; | 1,070 |
| | • Gain arising on transfer of investments in BPL at fair value; | 34 |
| | • Provision for transaction and separation related expenses including warranty insurance premium; and | (28) |
| | • Loss arising from the settlement of the net outstanding loans between the Life Services business and the Remaining Group at 31 December 2004. | (7) |
| | | 1,069 |

## DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES

Contributions to net profit after tax attributable to shareholders of HHG PLC from controlled entities gained or lost during the year are not material.

**Controlled entities gained during 2004**

| Name of entity | Date control gained over entity |
|---|---|
| Henderson Central London Office Fund | 4 March 2004 |
| Henderson UK Shop Fund | 15 March 2004 |
| HHG Capital (Jersey) Limited | 29 March 2004 |
| Pearl Jersey Property Fund | 7 May 2004 |
| NPL Jersey Property Fund | 7 May 2004 |
| London Life Jersey Property Fund | 7 May 2004 |
| Pearl Tanners/Brunswick Jersey Property Fund | 7 May 2004 |
| Pearl Gillingham Jersey Property Fund | 7 May 2004 |
| NPL Gillingham Jersey Property Fund | 7 May 2004 |
| The Henderson Shopping Centre Fund | 27 July 2004 |
| Henderson Private Capital (India) PVT Limited | 16 August 2004 |
| The Henderson Caspar Property Fund | 19 August 2004 |
| Towry Law Mortgage Services Limited | 14 October 2004 |

**Controlled entities lost during 2004**

| Name of entity | Date of loss of control over entity |
|---|---|
| Outlet Mall Holdings Sarl | 14 January 2004 |
| Interactive Investor Markets (Asia) Limited | 30 January 2004 |
| Interactive Investor Trading Limited | 17 February 2004 |
| CLOF (Broadway) Jersey Nominee A Limited | 5 March 2004 |
| CLOF (Broadway) Jersey Nominee B Limited | 5 March 2004 |
| CLOF (Ellerman House) Jersey Nominee A Limited | 5 March 2004 |
| CLOF (Ellerman House) Jersey Nominee B Limited | 5 March 2004 |
| CLOF (Holbrook House) Jersey Nominee A Limited | 5 March 2004 |
| CLOF (Holbrook House) Jersey Nominee B Limited | 5 March 2004 |
| CLOF Jersey General Partner | 5 March 2004 |
| CLOF Jersey Nominee A Limited | 5 March 2004 |
| CLOF Jersey Nominee B Limited | 5 March 2004 |
| CLOF (St Martins Place) Jersey Nominee A Limited | 5 March 2004 |
| CLOF (St Martins Place) Jersey Nominee B Limited | 5 March 2004 |
| Shop Fund Jersey GP | 15 March 2004 |
| Shop Fund Jersey Nominee A Limited | 15 March 2004 |
| Shop Fund Jersey Nominee B Limited | 15 March 2004 |
| Henderson UK Shop Fund | 16 March 2004 |
| Pearl (Premier Park 1) Limited | 16 March 2004 |
| Pearl (Premier Park 2) Limited | 16 March 2004 |

## DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (continued)

### Controlled entities lost during 2004 (continued)

| Name of entity | Date of loss of control over entity |
|---|---|
| Pearl (Brunswick 1) Limited | 11 May 2004 |
| Pearl (Brunswick 2) Limited | 11 May 2004 |
| Pearl (Blakelands 1) Limited | 11 May 2004 |
| Pearl (Blakelands 2) Limited | 11 May 2004 |
| CPPF Jersey (General Partner) Limited | 13 May 2004 |
| CPPF (Brunswick) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Brunswick) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Kingsmead BP) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Kingsmead BP) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Tanners Drive) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Tanners Drive) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Gillingham PLTF) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Gillingham PLTF) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Gillingham Business Park 2) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Gillingham Business Park 2) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Garrick Road) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Garrick Road) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Tavistock Road) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Tavistock Road) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Medlock Street) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Medlock Street) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Midsummer Court) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Midsummer Court) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Oxford) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Oxford) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Brandon Road) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Brandon Road) Jersey Nominee B Limited | 13 May 2004 |
| CPPF (Hagley Road) Jersey Nominee A Limited | 13 May 2004 |
| CPPF (Hagley Road) Jersey Nominee B Limited | 13 May 2004 |
| CPPF Jersey Nominee 1 (A) Limited | 13 May 2004 |
| CPPF Jersey Nominee 1 (B) Limited | 13 May 2004 |
| CPPF Jersey Nominee 2 (A) Limited | 13 May 2004 |
| CPPF Jersey Nominee 2 (B) Limited | 13 May 2004 |
| CPPF Jersey Nominee 3 (A) Limited | 13 May 2004 |
| CPPF Jersey Nominee 3 (B) Limited | 13 May 2004 |
| NPI Properties Limited | 25 May 2004 |
| Towry Law Quest Trustees Limited | 25 May 2004 |

## DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (continued)

**Controlled entities lost during 2004 (continued)**

| Name of entity | Date of loss of control over entity |
|---|---|
| Interactive Investor Solutions Limited | 8 June 2004 |
| Towry Law (Bevingtons) Limited | 22 June 2004 |
| Snalie Limited | 22 June 2004 |
| SCF Jersey General Partner Limited | 26 July 2004 |
| SCF (Covent Garden) Jersey Nominee (Pearl) Limited | 26 July 2004 |
| SCF (Covent Garden) Jersey Nominee (NPL) Limited | 26 July 2004 |
| SCF (Princes Quay) Jersey Nominee A Limited | 26 July 2004 |
| SCF (Princes Quay) Jersey Nominee B Limited | 26 July 2004 |
| SCF (Bluewater) Jersey Nominee Limited | 26 July 2004 |
| SCF (Buchanan Galleries) Jersey Nominee Limited | 26 July 2004 |
| SCF (Bull Ring) Jersey Nominee Limited | 26 July 2004 |
| SCF (The Potteries) Jersey Nominee Limited | 26 July 2004 |
| Pearl Icerenkoy Gayrimenkul Ticaret ve Yonetimi Limited Sirketi | 1 August 2004 |
| UKLS Pensions Administration Limited | 21 September 2004 |
| Real Estate Strategy | 7 December 2004 |

## DETAILS OF INVESTMENTS IN ASSOCIATED ENTITIES AND JOINT VENTURE ENTITIES

With the exception of Virgin Money Group Limited, contributions to the net profit after tax attributable to shareholders of HHG PLC from associated and joint venture entities are not material.

| **Joint venture entities** | | Ownership interest |
|---|---|---|
| | 31 Dec 04 | 31 Dec 03 |
| | % | % |
| Property partnerships: | | |
| Buchanan Galleries Partnership | - | 50 |
| The Potteries Shopping Centre Limited Partnership | - | 50 |
| The Printworks Leisure Scheme Trust | 50 | - |
| Premier Greenford Limited Partnership | - | 50 |
| Towry Law Mortgage Services Limited | - | 50 |

| **Associated entities** | | Ownership interest |
|---|---|---|
| | 31 Dec 04 | 31 Dec 03 |
| | % | % |
| Virgin Money Group Limited | - | 50 |
| (see note 9 to the accounts for details of £18m profit arising on disposal) | | |
| Property partnerships: | | |
| The Bull Ring Limited Partnership | - | 33 |
| The Covent Garden Limited Partnership | 37 | 19 |
| Henderson Caspar Property Fund | 50 | - |
| Henderson Central London Office Fund | 40 | - |
| The Henderson French Property Fund B.V | 41 | 41 |
| Henderson (UK) Retail Warehouse Fund | 22 | 38 |
| Henderson UK Shop Fund | 50 | - |
| The Moor House Limited Partnership | 33 | 33 |
| Pradera European Retail Fund | - | 17 |
| The Printworks Leisure Scheme Trust | - | 38 |

## GLOSSARY

| | |
|---|---|
| AMP | AMP Limited and its controlled entities |
| annuity | a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums |
| CDI | a CHESS depository interest representing one ordinary share. These are listed in the Australia Stock Exchange |
| CDO | Collatoralised Debt Obligation |
| *closed or closed book* | *a book of business with no new customers, although there are limited volumes of* new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes |
| commutation | an agreement negotiated between an insured and insurer, usually involving the payment of a lump sum which relieves the insurer of the obligation to meet all current debts and anticipated future liabilities under one or more than one specific insurance contract |
| Companies Act 1985 | the United Kingdom Companies Act 1985, as amended |
| Completion | the completion of the sale of the Life Services business to Life Company Investor Group Limited pursuant to the terms of the sale agreement |
| Corporations Act 2001 | the Australian Corporations Act 2001 |
| CRR | The Capital Resources Requirement, i.e. the excess of available capital resources to cover long-term insurance business |
| Embedded value | an actuarially determined estimate of the economic value of the shareholder capital in the Life Services businesses and the profits expected to emerge from the business in force |
| FRC | Financial Reporting Council |
| free assets | the excess of available assets (admissible assets less total liabilities) over and above the CRR |
| Free Asset Ratio or FAR | this has been calculated in this document as the free assets divided by total liabilities; this is one of the key regulatory capital measures for United Kingdom life insurers. Note that the calculation for the 2004 FARs are not directly comparable with 2003 due to changes in the rules for assessing capital adequacy. *In particular, the asset figures are calculated on a twin peaks basis* |
| general insurance | non-life insurance covering risks such as motor vehicle liability, fire and damage to property |
| Group | HHG PLC and its controlled entities |
| Henderson Group plc | the remaining group (after the sale of the Life Services business) which will comprise Henderson Global Investors (Henderson) and Towry Law |
| IFA | Independent Financial Adviser |
| IMRO | Investment Management Regulatory Organisation |
| in force business | Long-term business which has been written before a specified date and which has not terminated before that date |
| Life Services | comprises principally the life insurance and pension books of Pearl, London Life, NPLL and NPIL, which are effectively closed to new business; Life Services also includes the closed general insurance books of Pearl, the pension trustee business of Premier Pension Trustees Limited and the retirement services business operated by NPIL |

**GLOSSARY (CONTINUED)**

| | |
|---|---|
| Life Services business | the legal entities of the life business of the Group which comprise principally (i) the life insurance and pension books of Pearl, London Life, NPLL and NPI, which are effectively closed to new business, (ii) the unit-linked companies and (iii) the Service Company which provides administrative services to these businesses, all of which are owned (directly or indirectly) by Pearl Assurance Group Holdings Limited, the shares of which are being sold to Life Company Investor Group Limited |
| liquidity | net cash flows available for investment in the Consolidated Cash Flow Statement |
| London Life | London Life Limited |
| long-term fund | a segregated fund of assets and liabilities established and maintained by a life insurance company for the purpose of supporting a long term business |
| non-profit policy | a policy where the value of the policy or product is either linked directly to the performance of the underlying assets (such as a unit linked policy), or is guaranteed by the insurer. Also known as a non-participating policy |
| NPI | National Provident Institution |
| NPIL | NPI Limited |
| NPLL/National Provident Life | National Provident Life Limited |
| OEIC | open-ended investment company |
| Pacific | the Pacific fund is an earmarked segment of the Pearl 0:100 non-profit long-term fund into which £918m of assets were formally attributed to shareholders with the agreement of the UK regulator during the mid - 1990s. |
| Pearl | Pearl Assurance plc |
| PVIF | present value of in force business. This represents the discounted future margins on an in force portfolio of long-term business. It is only recognised on the balance sheet when it has been acquired for value and is then amortised over its expected life |
| reinsurance | the insuring again by an insurer of the whole or part of a risk that it has already insured for a customer with another insurer called a reinsurer. The expression "reassurance" is sometimes used to describe the same arrangements when made by a life insurance company |
| Remaining Group | Henderson Group plc |
| run-off | the administration of insurance portfolios that have been closed to new business |
| Service Company | HHG Services Limited |
| Tier 1 Capital | defined in the Integrated Prudential Sourcebook as capital that typically is able to absorb losses, is permanent, ranks for repayment upon winding up after all other debts and liabilities and has no fixed costs |
| Tier 2 Capital | defined in the Integrated Prudential Sourcebook as capital that does not meet the requirements for permanency and absence of finance fixed servicing costs that apply to Tier 1 Capital |
| traditional | when used in respect of an Embedded Value or value of new business, an approach which allows for risk and uncertainty in a relatively simple way, through the choice of the rate used to discount expected profits and flows of supporting capital back to the present |
| TSR | total shareholder return |

**GLOSSARY (CONTINUED)**

| | |
|---|---|
| *underwriting* | *the insurer's process of reviewing applications for insurance cover and the* decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk |
| unitised with-profits | a policy under which the value of the benefits is measured in whole or in part by reference to the with-profits units allocated to that policy |
| unit trust | a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments |
| with-profits policy or participating policy | a policy under which (in addition to guaranteed benefits specified in the policy) additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part; "without-profits policy" or "non-participating policy" means a policy where no such additional bonuses are payable |
| with-profits units | notional units whose value or number varies by reference to premiums paid, to bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies |

## BACK COVER





# HHG PLC

Full Year 2004 Financial Results

Roger Yates, Chief Executive
Toby Hiscock, Chief Financial Officer

**23 March 2005**
**All information in £**

HHG PLC



## DISCLAIMER

These materials issued by HHG PLC are a summary of certain information contained in the stock exchange announcements dated 23 March 2005 (relating to the full year results for the 12 months to 31 December 2004 of the HHG Group) and should be read in conjunction with the full text of those announcements.

This presentation contains forward-looking statements with respect to the financial condition, results and business of HHG. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. HHG's actual future results may differ materially from the results expressed or implied in these forward-looking statements.



- 2004 overview — Roger Yates
- Financial highlights — Toby Hiscock
- Henderson Group plc — Roger Yates







## Overview – full year 2004

- ✓ £107 million operating profit before tax and other items (2003; £98 million)
- ✓ Henderson operating profit up 63% and expense ratio lower at 79%
- ✓ Stable AUM £69.1 billion (cf £68.4 billion at HY04)
- ✓ Streamlined structure (acquired full ownership of HGI, sold VM, closed TLI)
- ✓ Strong balance sheet including increased cash
- ✓ Sale of Life Services for £1.07billion, majority to be returned to shareholders



# Transaction – sale of Life Services


HHG PLC
Life Services
Towry Law
Henderson Global Investors
Pearl
National Provident Life
NPI
London Life
Service Co
Other subsidiaries
Entities and pension scheme transferred out
£1.07billion cash in
+ revised IMAs on 10 year terms







# Sale of Life Services

Indicative timetable only

| | |
|---|---|
| Completion of Sale (8 April 2005) | • Pension Trustee and FSA approvals<br>• *Sale completes & LCIG pays £1.07bn cash*<br>• Court approve cancellation (52% shares for capital return) |
| Ex-entitlement trading | • Australia – trade ex entitlement from Mon 11 April<br>• UK – trade ex-entitlement Mon 18 April |
| Record date (15 April) | • Record date |
| Return of Capital complete (April 19) | • *Share capital transactions complete – expect 1.15bn shares in issue*<br>• Stock trades as HGI |
| Issue cheques and statements (*April 29*) | • Approx £885 million returned direct to shareholders<br>• *Cheques, statements and certificates (UK) issued* |



- 2004 overview — Roger Yates
- **Financial highlights — Toby Hiscock**
- Henderson Group plc — Roger Yates







# Group financials - profit and loss

**Summary information from consolidated profit/(loss) account**

| £m | 1H04 | 2H04 | FY04 | FY03 |
|---|---|---|---|---|
| Henderson | 25 | 27 | 52 | 32 |
| Life Services | 32 | 54 | 86 | 81 |
| Other Businesses | - | - | - | (3) |
| Business unit operating profit | 57 | 81 | 138 | 110 |
| Corporate costs | (6) | (25) | (31) | (12) |
| **Operating profit[1]** | **51** | **56** | **107** | **98** |
| Interest | | | | (60) |
| Exceptional and other[2] | (5) | (61) | (66) | (902) |
| Profit/(loss) on ordinary activities before tax[3] | 46 | (5) | 41 | (864) |

*1 Before interest charges, exceptional items and other*
*2 Other refers to write-downs, amortisation and impairment of goodwill and acquired present value of in-force business, short-term investment return fluctuation and profit/loss on business disposal/termination*
*3 Profit/loss on ordinary activities before taxation, excluding minority interests.*

HHG PLC



# Group financials – exceptional and other

**Extract from UK GAAP Consolidated Profit and Loss**

| £m | FY04 | FY03 |
|---|---|---|
| Other operating exceptional costs, excluding impairment of goodwill and acquired PVIF* | (10) | (543) |
| Amortisation and impairment of goodwill | (20) | (307) |
| Impairment of goodwill arising on acquisition of associates | - | (9) |
| Amortisation and impairment of acquired PVIF* | - | (33) |
| Short term fluctuation in investment return | (2) | (13) |
| (Losses)/profits on disposal/termination of businesses | (34) | 3 |
| Total | (66) | (902) |

** Amortisation and impairment of acquired PVIF and other operating exceptional costs have been grossed up at the longer term effective taxation rate attributable to the balance on the long-term business technical account*

8

HHG PLC



# Group financials - balance sheet

- *Strong balance sheet*
- No corporate debt
- Appropriate provisions

| £m | 31 Dec 2003 | 30 Jun 2004 | 31 Dec 2004 |
|---|---|---|---|
| Henderson | 373 | 378 | 382 |
| Life Services | 1,177 | 1,386 | 1,483 |
| Other Businesses | 73 | 21 | 23 |
| Corporate | 68 | 55 | 33 |
| Net assets before loans/minority interest | 1,691 | 1,840 | 1,921 |
| External loans | (2) | (1) | - |
| Minority interest (adjustment for Life Services)* | - | - | (83) |
| **Shareholders' funds** | **1,689** | **1,839** | **1,838** |

* Equity interest in JPUT (Jersey Property Unit Trust) held outside the group – asset related to Life Services business unit and will be removed as part of the completion of the sale of Life Services.

9

HHG PLC



# Henderson - assets under management



FY04 movements in AUM (£bn)
70.6
4.9
(3.8)
(2.3)
(0.3)
69.1
80
60
40
20
0
31 Dec 2003
Market
Net flows (External)
Net flows (life funds)
Net flows (AMP)
31 Dec 2004


10

HHG PLC



# Henderson - profit and loss

| **£m** | **1H04** | **2H04** | **FY04** | **FY03** |
|---|---|---|---|---|
| Management fees | 97 | 94 | 191 | 171 |
| Transaction fees | 15 | 11 | 26 | 20 |
| *Performance fees* | 4 | 13 | 17 | 2 |
| Total fee income | 116 | 118 | 234 | 193 |
| Investment income | 3 | 5 | 8 | 3 |
| Operating expenses | (92) | (93) | (185) | (157) |
| Depreciation | (2) | (3) | (5) | (7) |
| **Operating profit before tax** | **25** | **27** | **52** | **32** |

| **Margins on average AUM** | **1H04** | **2H04** | **FY04** | **FY03** |
|---|---|---|---|---|
| Total fee income | 33bps | 35bps | 34bps | 28bps |
| Management fee income | 28bps | 28bps | 28bps | 25bps |

11

HHG PLC



## Henderson - costs

Improving cost to income ratio

Target to reduce ratio over the medium term to 75% through revenue growth

| | FY03 | FY04 | 1H04 | 2H04 |
|---|---|---|---|---|
| Cost/income | 84% | 79% | 79% | 78% |

Flat cost base in 1H04 and 2H04

Costs include continued investment in:

- People
- Pension contribution
- UK, Europe and US distribution

| £m | FY03 | FY04 | 1H04 | 2H04 |
|---|---|---|---|---|
| Staff costs | 84 | 104 | 52 | 52 |
| Investment admin | 24 | 26 | 12 | 14 |
| IT | 10 | 8 | 4 | 4 |
| Office expenses | 15 | 18 | 9 | 9 |
| Other | 24 | 29 | 15 | 14 |
| **Operating expenses** | **157** | **185** | **92** | **93** |

*Other - includes legal, marketing, travel, irrecoverable vat and stewardship.*



HHG PLC



## Life Services - profit and loss

| £m | 1H04 | 2H04 | FY04 | FY03 |
|---|---|---|---|---|
| Long term technical account* | 3 | 48 | 51 | 89 |
| General insurance | 6 | 7 | 13 | 12 |
| Service Company | 2 | 6 | 8 | (8) |
| Other shareholder interests* | 21 | (7) | 14 | (12) |
| **Operating profit before tax**** | **32** | **54** | **86** | **81** |

- Profit stable year on year
- Accounting for contingent loans impacts line items
- Service Company profit £8m ahead of FY04 breakeven target
- Cost base below £120m FY04 target

** £37m of 'other shareholder interests' profits switched to long term technical account to improve London Life regulatory capital between Tier 1 and Tier 2 FSA classifications*

*** Before interest charges, exceptionals, amortisation, impairment of goodwill and PVIF and short term investment fluctuation*



# Life Services - traditional embedded value


£m
1H04
2H04
1,600
1,400
1,200
1,000
800
600
400
200
0
1,145
46
2
(70)
183
7
1,313
62
32
17
10
22
1,456
31 Dec 2003
Expd return
Inv mngmt 1
Insurance 2
Capital movements 3
Other
HY04
Expd return
Inv mngment
Insurance
Capital movements
Other
31 Dec 2004

*Definitions:*

1 *Value created through Inv management reflects actual investment returns vs expected, the impact of changes in investment assumptions, or of changes in asset mix during the period*

2 *Value lost through Insurance reflects the demographic, expense and tax experience of the fund, together with any changes in the future assumptions for these items*

3 *Capital movements include Virgin Money (£75m) and HHG Invest minority purchase (£115m) transaction*







# Key accounting developments - IFRS

- Henderson Group plc will report under IFRS from 1 Jan 2005 and will provide restatements for Full Year 2004 in June 2005.
- The main impacts will be on:
  - pensions
  - leases
  - goodwill
  - investments
- Henderson Group plc 2005 interim results under IFRS will be released in August with IFRS 2004 comparatives.

HHG PLC 

- 2004 overview — Roger Yates
- Financial highlights — Toby Hiscock
- Henderson Group plc — Roger Yates

16

HHG PLC 

# Henderson Group plc


Henderson Group plc
Towry Law
Henderson Global Investors

- Pro forma 04 UK GAAP net assets of £613million
- Focus on Henderson Global Investors, a pan-European asset management franchise with broad range of investment capabilities
- Deliver value from Towry Law UK – focus on improving profit
- Reduced shareholder base and corporate costs appropriate to Henderson Group's size
- Retain ASX and LSE listings
- Expect circa 1,500 employees

17

HHG PLC 

# Henderson Group – expected capital allocation

- Goodwill - balance of purchased goodwill
- Regulatory capital includes consolidated requirement for new Henderson Group
- BPL – strategic investment in Italian JV partner
- Retained capital - includes funding for pensions contingency, warranties and indemnities under the sale agreement and £45m additional proceeds.

| **Proforma £m** | **31 Dec 2004** |
|---|---|
| HGI and TL goodwill | 233 |
| Regulatory capital | 140 |
| Working capital | 50 |
| BPL stake | 65 |
| Retained capital | 125 |
| **Proforma net assets** | **613** |

Based on returning £885million of Sale proceeds to shareholders

18

HHG PLC 

# Henderson Global Investors - assets under management

**AUM 31 Dec 2004**
**by line of business**



Retail open and £7.0bn 10% [1]
Retail closed end £3.5bn 5%
Sub-advisory £6.7bn 10%
Institutional £25.0bn 36%
Life Services life funds £26.9bn 39% [2]


**AUM 31 Dec 2004**
**by asset class**



Alternative 9% [3]
Equities 40%
Fixed income 51%


*1 includes CDOs £1.5bn (2%), Hedge £0.8bn (1%), Property £3.9bn (6%)*
*2 includes £1.2billion of funds invested into Henderson retail products from Life Services from early 2004*
*3 includes property and private capital*

19



## Client revenue/margins 2004

| Product | Typical Annual Mgmt Fee (bps) FY04 |
|---|---|
| Private equity | 150-200 |
| Horizon funds [1] | 110-170 |
| Hedge funds | 125-150 |
| US mutual funds | 85-120 |
| UK OEICs | 75-150 |
| Property | 40-60 |
| Institutional pension funds [2] | 10-25 |
| Life Services' life funds | 6-13 |

*1 Includes service fees paid by the fund (50 bps)*
*2 includes enhanced index*







## Revenue contribution from AUM

Assets under management

Revenue contribution


21%
Specialist
Hedge, Private Capital, Horizon, UK retail, US Mutual, Property, CDOs
52%
42%
Mainstream
Investment Trusts
Institutional
Sub-advisory
34%
37%
Life funds[1]
14%

1 Life Company FUM invested in property, CDOs and private capital is included in specialist

HHG PLC



## Investment performance

Ongoing strong performance in high margin specialist products

- US Mutuals – 100% beat benchmark 1yr
- Investment Trusts – 88% beat benchmark 1yr
- Hedge funds – 84% beat benchmark 1yr
- Horizon – 68% beat benchmark 1yr

Investment awards held across diversified range

Restructuring to address challenges in UK retail and institutional

- New asset management structure: equities, fixed income, strong leadership appointments
- Exit underperformers



HHG PLC



## Towry Law

**TL International**

- Hong Kong + branches in Bahrain and Dubai closed to business in 2004
- Orderly exit in progress
- Product provisions reassessed and increased to £43 million

**TL UK**

- Key operations: financial planning and insurance broking
- Improving UK business following headcount reduction and restructuring
- Circa 500 employees
- Breakeven in FY04, small profit expected in FY05

HHG PLC



## Outlook for 2005

- Execution of Life Services sale and return of cash proposals
- Maintain improvement in margins for Henderson Global Investors
- Improve investment performance to drive future net external fund flows
- Improve cost to income ratio for Henderson Global Investors
- Reduce corporate costs
- Achieve profitability in TLUK
- 2005 final dividend expected

24



Questions





Appendix

- Group
- Henderson Global Investors
- Life Services









## Streamlined Group


HHG PLC
76%
HHG Invest
24%
Pearl
National Provident Life
NPI Limited
London Life
Service Co
Henderson Global Investors
Towry Law Intl
Towry Law UK
Virgin Money (50% stake)
HHG PLC
Henderson Global Investors
Towry Law UK
Start 2004
mid 2005



## Henderson Group pro formas (post sale) under UK GAAP

| Proforma profit and loss as at 31 Dec 2004 £m | |
|---|---|
| Henderson | 52 |
| Towry Law UK | - |
| Corporate* | (10) |
| Profit before tax and other | 42 |

*This includes shareholder servicing cost saves expected from 2H05 but no adjustment for investment income

| Proforma balance sheet as at 31 Dec 2004 £m | |
|---|---|
| Intangible assets | 233 |
| Investments | 549 |
| Debtors, other assets, prepayments and accrued income | 165 |
| **Total assets** | **947** |
| Provisions | (124) |
| Debenture loans | (34) |
| Creditors, accruals, deferred income | (176) |
| **Liabilities** | **(334)** |
| **Net assets** | **613** |
| Share capital & premium | 467 |
| Own shares held | (4) |
| Capital reserve | 2 |
| Profit and loss account | 148 |
| | **613** |







## Accounting developments - IFRS

Henderson Group plc will report under IFRS from 1 Jan 2005 but will provide restatements for the remaining group in relation to Full Year 2004 in June 2005.

The main adjustments to Full Year 2004 are expected to be:

| | |
|---|---|
| **Pensions** | Pension deficit to be included in the group balance sheet. Charge to profit and loss account may be lower as discount rate for valuing actuarial liabilities based upon AA corporate bond expected to be outperformed by investment return on asset portfolio. Actuarial gains and losses will be taken against Statement of Recognised Income and Expenditure. |
| **Leases** | Amortisation of lease incentives will be over term of the lease rather than over the period to the first rent review. This reinstates reverse premia previously written off. |
| **Goodwill** | Goodwill no longer amortised, but subject to annual impairment review. |
| **Investments** | Quoted equities classified as 'fair value through profit and loss' are held at market value, with changes to the market value recognised in the profit and loss account. Hedging of related currency exposures also recognised in the profit and loss account. |

Loss on disposal of Life Services business under IFRS reflected in comparatives (not 1H05)

- Further adjustment in 1H05 reflecting discontinued business up to completion of sale
- Overall presentation of the Sale as it appears in 2004 is prescribed

HHG PLC



# Accounting developments – FRS 27

No FRS 27 disclosures required in 1H05, FY05 or beyond

Realistic balance sheets will be integrated into the FSA returns, realistic free assets for life companies in statutory accounts and FAFRA contains disclosure on treatment of guarantees and options.

30

HHG PLC



# Henderson – geographic source of client


Europe ex-UK
Chicago
Hartford
London (Head Office)
Paris
Amsterdam
Frankfurt
Vienna
Zurich
Asia
£0.9bn
Tokyo
Hong Kong
New Delhi
Singapore
Sydney
UK
£58.5bn
Middle East
£0.9bn
North America
£2.2bn
Australasia
£2.9bn

FUM split by source of client

31

HHG PLC



# Henderson's Business Model



Clients:
Life Funds
Institutional
Sub-advisory
Wholesale/Retail
Distribution Channels
Direct
Consultants
Strategic Alliances
Placement Agents
IFAs
JV Partners
Banks
National Warehouses
Co-Fund Supermarkets
Regional Distribution
Asia
US
UK
Continental Europe
Henderson Investment Capabilities
Property
Asian Equities
Private Capital
SRI Technology
CDOs
Global Credit
UK Equities
European Equities
Hedge
Govt Bonds
Global Enhanced Index
Currency Cash
Common infrastructure, administration & support
32


HHG PLC



# Henderson management structure



Henderson Global Investors Managing Director
UK & Asia
Continental Europe
USA
Property
Private Capital
Fixed Income
Equities
HR
Operations & IT
Finance & Strategy
Legal & Compliance
Geographic centres
Global investment units
Global functions
33

HHG PLC 

## Growth products provide revenue protection


%
20
10
0
(10)
(20)
(30)
(40)
Growth
Products
Total Revenue
Life Funds
0
25
50
75
100
Bp
Institutional
Investment
Trusts
2004 Net fund flows/opening AUM

HHG PLC 

## Investment in Banca Popolare di Lodi ("BPL")

- Henderson strategic investment management relationship with BPL since 2000.
- Top 10 Italian bank with c.1,000 branches and c. 700 financial consultants
- The relationship includes £65 million investment (75:25 equity:debt) in BPL listed companies and provides Henderson with access to the Italian mutual fund market.
- Agreement includes sub-advisory of co-branded funds and distribution of Henderson product through BPL networks
- Total AUM from the relationship was £1 billion at 31 December 2004 comprising:
  - £830m of co-branded Italian mutual funds (Bipielle-Henderson)
  - *£200m of Horizon branded product*
- *Current agreement to be reviewed end 2005*



## Investment Management Agreements with Life Services

- Life Services is Henderson's single largest client (41% of AUM[1], 19% of revenue)
- Separate investment management agreements established on 10 year terms for each life company (including Pearl Assurance, London Life, National Provident Life and NPI Ltd).
- Potential for fee growth – dependent on evolving investment strategy
- Each party is protected under the agreement:
  - Henderson has annual revenue backstop and receives compensation for termination in most cases
  - Client can terminate without penalty for material underperformance
- Triennial fee review

1 Life Services AUM comprises investments into Listed Assets (including Henderson retail products), Property and Private Capital.







## Life Services - efficiency


Movements in cost base (£m)
300
200
100

| | FY02 [1] | FY03 | FY04 |
|---|---|---|---|
| Cost base[2] (£m) | 228 | 172 | 116 |
| Average no of policies (m) | 5.9 | 5.3 | 4.7 |
| Cost per policy (£) | 38 | 32 | 25 |

*1 FY02 adjusted to exclude unit trust policies as per FY03, FY04 restated*
*2 Estimated cost base excluding sales costs and contemporary business*

HHG PLC



# Life Services – investment mix

- Equity backing ratios are low – predominantly fixed interest and property
- Persistency – improving as moves back to normal levels following 03/04 'spike'



FY 2003
FY 2004
Pearl Assurance £15bn
31%
29%
London Life £2.9bn
12%
7%
Nat Prov Life £6.5bn
4%
9%


38

HHG PLC



# Life Services – discontinuance rates



Total Life Services Discontinuance Rate 2001 - 2004
Announcement to close to new business and sell equities
Market concerns over regulatory capital
Announcement to close Direct Sales Force
Returning to pre-spike levels
20.0%
15.0%
10.0%
5.0%
0%
2001
2002
2003
2004
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Deaths
Maturities
Annuities
Surrenders
Total


39

HHG PLC



## Life Services - traditional embedded value

**Life Services**
**Traditional embedded value***
**As at 31 Dec 2004 (£m)**

| | Pearl & NPL | LL | Unit linked, Service Co & other | Total |
|---|---|---|---|---|
| Adjusted net assets | 671 | 113 | 208 | 992 |
| Value of in force business | 453 | 118 | 99 | 670 |
| *Cost of capital* | (143) | (47) | (16) | (206) |
| Traditional embedded value | 981 | 184 | 291 | 1,456 |

* *At risk discount rates of 10.1% for Pearl & NPL, and 8.1% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively*

40

HHG PLC



## Life Services - statutory balance sheets

| *£m* | Regulatory Capital FY02 | Regulatory Capital FY03 | Regulatory Capital[1] FY04 |
|---|---|---|---|
| **Pearl** | | | |
| Available Assets | 495 | 724 | 1221 |
| Implicit Items | 500 | 31 | 0 |
| CRR | 602 | 560 | 750 |
| FAR % | 2.7% | 2.1% | 3.3% |
| **NPL** | | | |
| Available Assets | 427 | 374 | 354 |
| Implicit Items | 0 | 0 | 0 |
| CRR | 322 | 276 | 283 |
| FAR % | 1.3% | 1.4% | 1.1% |
| **LL** | | | |
| Available Assets | 94 | 125 | 183 |
| Implicit Items | 80 | 12 | 0 |
| CRR | 99 | 89 | 122 |
| FAR % | 2.6% | 1.7% | 2.2% |

1 – New FSA required format, resilience reserve included within the CRR (ie: not liabilities) with effect from 31/12/04 CRR includes with-profits ICC (extra realistic balance sheet requirement)

41

